

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act

February 22, 2006

Tull R. Florey
Baker Botts LLP
One Shell Plaza
910 Louisiana Street
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2006

Re: ConocoPhillips
Incoming letter dated December 22, 2005

Dear Mr. Florey:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to ConocoPhillips by the Domestic and Foreign Missionary Society of the Episcopal Church, the School Sisters of Notre Dame, the Church Pension Fund and Bon Secours Health System, Inc. We also have received a letter on behalf of the proponents dated February 1, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


06026257

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: The Domestic Foreign Missionary Society of the Episcopal Church
The School Sisters of Notre Dame
The Church Pension Fund
Bon Secours Health System, Inc.
c/o Harry Van Buren
Domestic and Foreign Missionary Society of the Episcopal Church
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

1163165

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 22, 2005

001349.0165

BY HAND

Tull R. Florey
713.229.1379
FAX 713.229.2779
tull.florey@bakerbotts.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposals of The Domestic and Foreign Missionary Society of the Episcopal Church *et al.* – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of (1) this letter, (2) each proposal in the form of a proposed shareholder resolution and statement in support thereof (individually, a "Proposal" and collectively, the "Proposals") submitted to the Company by The Domestic and Foreign Missionary Society of the Episcopal Church, The Church Pension Fund, Bon Secours Health System, Inc., and School Sisters of Notre Dame (collectively, the "Proponents") and (3) all correspondence between the Company and the Proponents relating to the Proposals. From November 22 to 28, 2005, the Company received facsimiles from each of the Proponents transmitting the Proposals and requesting inclusion in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to each of the Proponents.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposals from the Proxy Materials.

Description of the Proposals

The Proposals are in the form of a resolution requesting the Company to "report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates." The Proposals then give several examples of the types of information that might appear in such a report: (1) "how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates"; (2) "how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices"; and (3) "the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities."

Basis for Exclusion

The Proposals May Be Excluded Pursuant to Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if the company has already substantially implemented the proposal. According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

The Company believes that the Proposals have already been substantially implemented because the Company has prepared and made available to its shareholders a 40-page "Sustainable Development Report" (the "Report") regarding its social and environmental sustainability policies and programs. According to the Report, the Company's goal is "[t]o conduct our business in a way that promotes economic growth, a healthy environment and vibrant communities, now and in the future" (Exhibit A, p. 3). In support of this goal, the Report describes the Company's efforts to maintain and improve sustainability, including, for example, the Company's position on such issues as alternative fuels, safety, accountability, health, preservation of the environment and interaction with indigenous peoples who may be affected by the Company's operations. Thus, not only does the Report provide the types of disclosures requested by the Proponents, it provides a more thorough analysis of the Company's performance and goals with respect to these issues.

The Staff previously permitted a company to exclude a similar proposal under Rule 14a-8(i)(10) where the company had released a periodic sustainability report on its web site. Albertson's, Inc. (available March 23, 2005). Here, the Report covers the period from the 2002 merger of Conoco Inc. and Phillips Petroleum Company through the end of 2004, and the Company expects the Report to be updated regularly. The Report is readily accessible on the Company's web site (*www.conocophillips.com*) and is attached hereto as Exhibit A.

The Report serves the same purposes as would the disclosure sought by the Proposals. The Report begins with a letter to shareholders describing the reasons for the Company's sustainability initiative, including the following: to provide increasingly cleaner fuels, to minimize the environmental impacts of its operations, to safeguard indigenous cultures, to contribute to improved health, education, and economic conditions everywhere the Company does business, to encourage greater transparency in how producing nations account for their energy revenues, and to ensure that the Company's corporate reporting meets the highest standards (Exhibit A, p. 2). These are the same types of issues that concern the Proponents. According to the Proposals' supporting statement, the Proponents, like the Company, "believe that corporations have a moral responsibility to be accountable for their environmental impacts" to the entire ecosystem and to communities that host the Company's facilities. Like the Company, the Proponents are concerned about "better measuring and understanding corporate effects on local communities" and that corporations should "do better with regard to treating local-community stakeholders more fairly."

Additionally, the letter included in the Report states that the Company is "currently studying the issues of human rights, water management and biodiversity to weigh company and stakeholder perspectives . . . [and] increasing [its] ability to factor sustainability into . . . project planning and execution" (Exhibit A, p. 3). This increasing ability to factor sustainability into project planning and execution is similar to the Proponents' desire that the Company report how it integrates environmental and community accountability into its ongoing business practices.

The remainder of the Report is divided into seven sections, most of which address one or more of the issues brought up in the Proposals: (1) About ConocoPhillips, (2) Performance Summary, (3) Technology for Sustainable Energy, (4) Accountability, (5) Social Performance, (6) Health, Safety & Environmental Performance, and (7) Economic Contribution. The discussion contained in these sections addresses various aspects of the overall goal of the Proposals: to report to shareholders on the Company's accountability for acts that may adversely affect environments and cultures.

In the section entitled "Accountability," the Company discusses ways in which its senior management ensures accountability for sustainability issues, giving specific examples of how the Company evaluates potential social and environmental impacts. For example, it notes that the board of directors and management have set up a reporting system for sustainability issues, so that all such issues get reported through the CEO to the appropriate committee on the board of directors (Exhibit A, pp. 11-12). The section is directly responsive to the Proponents' overall desire that the Company report on how it accounts for its effects on local communities.

Also, the "Accountability" section deals with how sustainability issues are integrated into the Company's business processes. For example, the Report states that sustainability issues have become a standard part of the due diligence process for all projects. It also discusses how the Company is revising project authorization guidelines to address its sustainable development commitments (Exhibit A, p. 12). Furthermore, it discusses how the Company engages its "stakeholders" – employees, shareholders, governments, communities, customers, interest groups, etc. – in order to understand and incorporate their desires into decisionmaking processes. These aspects of the Accountability section answer the desires of the

Proponents that the Company report on how the Company integrates community accountability into its code of conduct and ongoing business practices.

The "Social Performance" section deals with a number of issues that appear to concern the Proponents. It discusses how its code of conduct sets forth the Company's position on respect for the individual, maintaining safety and health, protecting the environment, observing the law, and upholding honest business practices. In addition, it discusses relationships with communities in which the Company operates, including a discussion on cooperation with indigenous communities, community investment, and community input on the Company's projects. This discussion responds directly to the Proponents' desire that the Company disclose "how [it] integrates community environmental accountability into its current code of conduct and ongoing business practices." It also echoes the Proponents' concerns about considering the needs of members of the communities where the Company operates, integrating those needs into everyday business practices, and treating local-community stakeholders more fairly.

The "Health, Safety & Environmental Performance" section discusses, in great detail, the Company's occupational health and safety concerns, its concern for community safety, and its environmental performance (Exhibit A, pp. 23-37). The environmental discussion includes a reporting of environmental effects of the Company's operations and specific examples of ways the Company is trying to improve such performance. It also gives several charts showing safety performance data. It discusses the Company's Health, Safety and Environment Policy, which states the following: "ConocoPhillips is committed to protecting the health and safety of everybody who plays a part in our operations, lives in the communities in which we operate or uses our products. Wherever we operate, we will conduct our business with respect and care for both the local and global environment and systematically manage risks to drive sustainable business growth" (Exhibit A, p. 23). These types of disclosures adequately respond to the Proponents' requests that the Company report on "the extent to which the [Company's] activities have negative health effects on individuals living in economically-poor communities" and how the Company's operations generally affect local communities.

In addition to these items that are specifically responsive to the stated needs of the Proponents, the Report is even more thorough than the disclosure recommended by the Proposals. For example, in the "Social Performance" section, the Report discusses, in detail, its relationship with its employees and how this relationship allows the Company to ensure ethical behavior on the part of all employees. The "Economic Contribution" section discusses ways in which the Company contributes to the global economy. The "Technology for Sustainable Energy" section discusses technology that will enable the Company (and similar companies) to extend the sustainability of hydrocarbons, and it discusses the alternative energy future. The Report's "Performance Summary" gives specific data about the Company's effects on the environment and local communities. The fact that the Company has voluntarily made these disclosures, which go above and beyond the requests of the Proponents, demonstrates that the Company has substantially implemented the Proposals.

Furthermore, the Report states that the Company has actively participated in an ongoing effort of the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association "to develop voluntary sustainability reporting guidelines specific to the oil and gas industry" (Exhibit A, "About this Report"). The Report draws upon these resources. Therefore, not only has the Company complied with the Proponents' request to provide such information, but the Company is advocating and facilitating such reporting as an industry standard.

For the foregoing reasons, the Company believes that the Proposals may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(10) because the Company has substantially implemented, and will continue to substantially implement, the Proposals.

Duplicate Proposals May Be Excluded Pursuant to Rule 14a-8(i)(11).

If the Commission is unable to concur with the Company's decision to exclude the Proposals on the grounds described above, the Company requests confirmation that the Commission would not recommend enforcement action if the Company excludes the Proposals submitted by Proponents other than School Sisters of Notre Dame, which first submitted a Proposal, pursuant to Rule 14a-8(i)(11) because the duplicate Proposals submitted by each of such other Proponents are substantially identical to the Proposal submitted by School Sisters of Notre Dame, as evidenced by the text of the Proposals attached hereto.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposals from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2006 Annual Meeting with the Commission on or about March 21, 2006.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1379.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: ______________________
Tull R. Florey

cc: The Domestic and Foreign Missionary Society of the Episcopal Church (by FedEx)
The Church Pension Fund (by FedEx)
Bon Secours Health System, Inc. (by FedEx)
School Sisters of Notre Dame (by FedEx)

Elizabeth A. Cook
ConocoPhillips


School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

November 22, 2005

Steve Gates

James J. Mulva, CEO
Conoco Phillips
600 N. Dairy Ashford Rd.
Houston, TX 77079

Dear Mr. Mulva:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for preserving our universe and it natural resources. We are concerned that our company is accountable for the environmental impact it has on the communities in which it operates. We are interested in knowing how you do this.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 3,800 shares of Conoco Phillips stock. Verification of ownership of the shares is attached. We have held these stocks continuously for over a year and we intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Domestic and Foreign Missionary Society of the Episcopal Church. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The contact person is Harry Van Buren who can be reached via the following: 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Transforming the World through Education

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact. Many corporations, for example, have improved their social performance with regard to employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations are responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices—including codes of conduct—is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations—especially with regard to the environment—make financial sense.

Finally, the proponents of this resolution are particularly concerned about the effects of corporate activities on poor communities and communities of color. The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

The Commerce Trust Company
A division of Commerce Bank, N.A.

Cindy M. Lewis
(314) 746-7322
(800) 292-1601 ext. 7322
cindy.lewis@commercebank.com

November 22, 2005

Sister Linda Jansen
School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63124

RE: School Sister of Notre Dame General Account # 71-0141-01-1

Dear Sister Linda:

Security	Shares	Acquisition Date
ConocoPhillips	3,800	Held continuously for at least one year

To the best of my knowledge the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or comments, please do not hesitate to contact me at (314) 746-7322.

Very truly yours,

Cindy M. Lewis, CTFA, CISP
Senior Vice President

CML:vkm




BON SECOURS HEALTH SYSTEM, INC.

VIA FEDERAL EXPRESS

November 23, 2005

James J. Mulva
President and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Mr. Mulva:

Bon Secours Health System, Inc., a Catholic health care ministry headquartered in Marriottsville, Maryland, has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have ethical responsibilities to the communities that host their facilities.

To this end, we hereby file the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates.

On behalf of Bon Secours, I am hereby authorized to ask you to include in your proxy materials for the next annual meeting the enclosed shareholder resolution in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with Harry Van Buren, staff consultant of the Domestic and Foreign Missionary Society of the Episcopal Church. A representative of the filers will attend the 2006 stockholders meeting to move the resolution as required by the SEC Rules.

As background, Bon Secours' owns, manages, or joint ventures 20 acute-care hospitals, one psychiatric hospital, six nursing care facilities, six assisted living facilities, and several home care and hospice programs located in 12 communities in nine states, primarily on the East Coast.

Bon Secours Health System, Inc., has owned a minimum of $2000 worth of common stock in ConocoPhillips for over one year. Verification of our beneficial ownership will be sent under separate cover.

Sincerely,

Everard O. Rutledge, PhD
Vice President of Community Health

EOR/bjr
Enclosure - Resolution

2097 Henry Tecklenburg Drive, Suite 214, Charleston, South Carolina 29414 843-402-1388 Good help to those in need since 1881

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact. Many corporations, for example, have improved their social performance with regard to employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations are responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices—including codes of conduct—is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations—especially with regard to the environment—make financial sense.

Finally, the proponents of this resolution are particularly concerned about the effects of corporate activities on poor communities and communities of color. The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

Mellon

Mellon Global Securities Services

Bill Copetas
Trust Officer


To: Steve Gates

November 23, 2005

Mr. James J. Mulva
President and CEO
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Mr. Mulva,

This letter is to inform you that Bon Secours Health System, Inc. held shares of ConocoPhillips as of November 22, 2005 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and intend to hold these shares in the year ahead. This letter is being sent in conjunction with the letter from Everard O. Rutledge, PhD, Vice President of Community Health, Bon Secours Health System, Inc., regarding their intention to file.

If you have any further questions, please contact me at 412-234-8824.

Sincerely,

Bill Copetas
Trust Officer
Custodian for Bon Secours Health System, Inc.

Cc. Everard O. Rutledge; Vice President of Community Health, Bon Secours Health System, Inc.

Global Securities Services
Room 1320 ~ One Mellon Center ~ Pittsburgh, PA 15258-0001
(412) 234-8824 ~ (412) 236-3226 Fax

A Mellon Financial Company



BON SECOURS HEALTH SYSTEM, INC.
2097 Henry Tecklenburg Drive, Suite 214 West
Charleston, South Carolina 29414
Office # 843-402-1388 / Fax # 843-402-1424 / Asst. # 843-402-1447
Internet: Everard.Rutledge@ROPERSAINTFRANCIS.com

Everard O. Rutledge, Ph.D., FACHE
Vice President, Community Health



THE EPISCOPAL CHURCH

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY
OF THE PROTESTANT EPISCOPAL CHURCH IN THE UNITED STATES OF AMERICA

FOUNDED 1821 ▪ INCORPORATED 1846

VIA FEDERAL EXPRESS

November 22, 2005

James J. Mulva
President and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Mr. Mulva:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 14,138 shares of ConocoPhillips common stock (held for the Society by The Bank of New York and by Quick & Reilly).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have ethical responsibilities to the communities that host their facilities.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at the 2006 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in ChevronTexaco shares for the past year, and will hold at $2,000 in such shares through the 2006 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant of the Society's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very ~~truly~~ yours,

N. Kurt Barnes
Treasurer

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact. Many corporations, for example, have improved their social performance with regard to employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations are responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices—including codes of conduct—is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations—especially with regard to the environment—make financial sense.

Finally, the proponents of this resolution are particularly concerned about the effects of corporate activities on poor communities and communities of color. The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 7, 2005

Mr. N. Kurt Barnes
The Episcopal Church
815 Second Avenue
New York, NY 10017

Re: Proposal for 2006 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We received your proposal on November 28, 2005, and we appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you, within 14 calendar days of receiving your proposal, of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2006 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2006 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2006 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

---

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,

Elizabeth A. Cook



Shipment Receipt

(Keep this for your records.)

Transaction Date 07 Dec 2005

Address Information

Ship To:	**Shipper:**	**Ship From:**
The Episcopal Church	ConocoPhillips.	ConocoPhillips.
N. Kurt Barnes	Karen E. Clary	Karen E. Clary
212-716-6000	281-293-3075	281-293-3075
815 Second Avenue	600 North Dairy Ashford	600 North Dairy Ashford
NEW YORK NY 10017-4503	ML3162	ML3162
	Corporate Legal Services	Corporate Legal Services
	Houston TX 77079	Houston TX 77079

Shipment Information

Service: UPS Next Day Air
*Guaranteed By: 10:30 AM, Thurs. 8 Dec. 2005

Shipping: **19.41

Package Information

Package 1 of 1
Tracking Number: 1Z7703480198498462
Package Type: UPS Letter
Actual Weight: Letter
Billable Weight: Letter

Billing Information

Payment Method: Bill Sender: 770348
Total: **All Shipping Charges in USD** ****19.41**

Note: The displayed rate is for reference purposes and does not include applicable taxes.

* For delivery and guarantee information, see the UPS Service Guide. To speak to a customer service representative, call 1-800-PICK-UPS for domestic services and 1-800-782-7892 for international services.

** Rate includes a fuel surcharge.

Responsibility for Loss or Damage

Unless a greater value is recorded in the declared value field as appropriate for the UPS shipping system used, the shipper agrees that the released value of each package covered by this receipt is no greater than $100, which is a reasonable value under the circumstances surrounding the transportation. If additional protection is desired, a shipper may increase UPS's limit of liability by declaring a higher value and paying an additional charge. UPS does not accept for transportation and shipper's requesting service through the Internet are prohibited from shipping packages with a value of more than $50,000. The maximum liability per package assumed by UPS shall not exceed $50,000, regardless of value in excess of the maximum. Claims not made within nine months after delivery of the package (sixty days for international shipments), or in the case of failure to make delivery, nine months after a reasonable time for delivery has elapsed (sixty days for international shipments), shall be deemed waived. The entry of a C.O.D. amount is not a declaration of value for carriage purposes. All checks or other negotiable instruments tendered in payment of C.O.D. will be accepted by UPS at shipper's risk. UPS shall not be liable for any special, incidental, or consequential damages. All shipments are subject to the terms and conditions contained in the UPS Tariff and the UPS Terms and Conditions of Service, which can be found at www.ups.com.



The Church Pension Fund

FAX TRANSMITTAL

DATE: November 28, 2005

TO: James J. Mulva
President & Chief Executive Officer
ConocoPhillips

FAX NO.: 281-293-5555

FROM: Barton T. Jones
The Church Pension Fund and Affiliates
445 Fifth Avenue
New York, NY 10016
TEL. (212) 592-1837
FAX: (212) 592-9428

S. Gates / 8

TOTAL NUMBER OF PAGES: 3

MESSAGE:

IF YOU DID NOT RECEIVE ALL PAGES OF THIS TRANSMISSION, PLEASE CALL: (212) 592-9458 IMMEDIATELY



Barton T. Jones, Esq.
Senior Vice President
General Counsel & Secretary

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x837
(212) 592-9428 Fax
bjones@cpg.org

VIA FEDERAL EXPRESS

November 28, 2005

Mr. James J. Mulva
President and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Mr. Mulva:

The Church Pension Fund ("CPF") is an agency of the Episcopal Church of the United States of America (the "Episcopal Church") and is the beneficial owner of 126,950 shares of ConocoPhillips common stock held for CPF by the Northern Trust Company.

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have ethical responsibilities to the communities that host their facilities.

To this end, CPF hereby co-files with the Episcopal Church the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at the 2006 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. CPF has held at least $2,000 in ConocoPhillips shares for the past year, and will hold at $2,000 in such shares through the 2006 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Mr. Harry Van Buren, Staff Consultant for CPF's Committee on Social and Fiduciary Responsibility in Investments, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Barton T. Jones
Senior Vice President, General Counsel & Secretary

cc: Mr. Harry Van Buren

Retirement Planning
Pension & Investment Services
Life & Disability Insurance
Health Benefits
Property & Casualty Insurance
Publishing

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact. Many corporations, for example, have improved their social performance with regard to employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations are responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices—including codes of conduct—is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations—especially with regard to the environment—make financial sense.

Finally, the proponents of this resolution are particularly concerned about the effects of corporate activities on poor communities and communities of color. The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 7, 2005

Mr. Barton T. Jones
The Church Pension Fund
445 Fifth Avenue
New York, NY 10016

Re: Proposal for 2006 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We received your proposal on November 28, 2005, and we appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you, within 14 calendar days of receiving your proposal, of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2006 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2006 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2006 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

---

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,

Elizabeth A. Cook



Shipment Receipt

(Keep this for your records.)

Transaction Date 07 Dec 2005

Address Information

Ship To:	Shipper:	Ship From:
The Church Pension Fund	ConocoPhillips.	ConocoPhillips.
Barton T. Jones	Karen E. Clary	Karen E. Clary
212-592-1837	281-293-3075	281-293-3075
445 Fifth Avenue	600 North Dairy Ashford	600 North Dairy Ashford
NEW YORK NY 10016-0109	ML3162	ML3162
	Corporate Legal Services	Corporate Legal Services
	Houston TX 77079	Houston TX 77079

Shipment Information

Service: UPS Next Day Air
*Guaranteed By: 10:30 AM, Thurs. 8 Dec. 2005

Shipping: **19.41

Package Information

Package 1 of 1
Tracking Number: 1Z7703480198145655
Package Type: UPS Letter
Actual Weight: Letter
Billable Weight: Letter

Billing Information

Payment Method: Bill Sender: 770348
Total: **All Shipping Charges in USD** ****19.41**

Note: The displayed rate is for reference purposes and does not include applicable taxes.

* For delivery and guarantee information, see the UPS Service Guide. To speak to a customer service representative, call 1-800-PICK-UPS for domestic services and 1-800-782-7892 for international services.

** Rate includes a fuel surcharge.

Responsibility for Loss or Damage

Unless a greater value is recorded in the declared value field as appropriate for the UPS shipping system used, the shipper agrees that the released value of each package covered by this receipt is no greater than $100, which is a reasonable value under the circumstances surrounding the transportation. If additional protection is desired, a shipper may increase UPS's limit of liability by declaring a higher value and paying an additional charge. UPS does not accept for transportation and shipper's requesting service through the Internet are prohibited from shipping packages with a value of more than $50,000. The maximum liability per package assumed by UPS shall not exceed $50,000, regardless of value in excess of the maximum. Claims not made within nine months after delivery of the package (sixty days for international shipments), or in the case of failure to make delivery, nine months after a reasonable time for delivery has elapsed (sixty days for international shipments), shall be deemed waived. The entry of a C.O.D. amount is not a declaration of value for carriage purposes. All checks or other negotiable instruments tendered in payment of C.O.D. will be accepted by UPS at shipper's risk. UPS shall not be liable for any special, incidental, or consequential damages. All shipments are subject to the terms and conditions contained in the UPS Tariff and the UPS Terms and Conditions of Service, which can be found at www.ups.com.



Barton T. Jones, Esq.
Senior Vice President
General Counsel & Secretary

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x837
(212) 592-9428 Fax
bjones@cpg.org

December 13, 2005

Ms. Elizabeth Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P.O. Box 4783
Houston, Texas 77210

Re: Proposal for 2006 Annual Meeting of Shareholders of
ConocoPhillips – Your letter of December 7, 2005

Dear Ms. Cook:

Per the request of your letter, enclosed is a copy of a letter dated December 12, 2005 from Northern Trust, custodian for shares owned by the Church Pension Fund, confirming ownership of at least $2,000 in market value of ConocoPhillips for at least one year.

Quite frankly I find this added requirement for an institutional shareholder above and beyond the representations made in our letter of November 28, 2005 to be an unnecessary burden. It is not the way to begin a dialogue on an important issue with a major shareholder and national institution. I suggest that in the future you accept representations made by your institutional shareholders whose shares are inevitably held by a custodian.

Sincerely yours,

Barton T. Jones

cc: Mr. Harry Van Buren

DEC-12-2005 10:28 P.02

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000


Northern Trust

December 12, 2005

Lloyd Akbar
Assistant Controller
The Church Pension Fund
445 Fifth Avenue
New York, NY 10016

Dear Lloyd,

As custodian for The Church Pension Fund, The Northern Trust Company verifies that The Church Pension Fund as of November 29, 2005, owns and has continuously held at least $2,000 in market value of ConocoPhillips common stock for at least one year.

Sincerely yours,

Robert T. Johnson
Vice President

Exhibit A

Sustainable Development Report

Sustainable Development Report – Baseline



Performing Today. Preparing for Tomorrow.

ConocoPhillips
elevate

About This Report

This report is the first ConocoPhillips Sustainable Development Report, and therefore contains baseline information about its policies and programs. This information provides an overview of ConocoPhillips for its stakeholders.

This report covers the time period from August 2002 – when ConocoPhillips was formed with the merger of Conoco Inc. and Phillips Petroleum Company (the merger) – through 2004. Select performance metrics are provided for 2003 and 2004. Performance data for 2002 could not be aggregated for some indicators due to the different reporting practices of the two companies prior to the merger, and therefore is only given for some metrics.

The social and environmental data in this report covers businesses for which ConocoPhillips was the operator in 2003 and 2004.

Striving for sustainability is a continuous effort, and as this diagram shows, ConocoPhillips takes a thoughtful approach to addressing issues presented by its commitment to sustainable development. This report discusses the core areas of sustainable development that have been addressed to date. Future reports will be focused on updating the company's sustainability performance.

Identify & Learn About the Issue
Develop Approach
Implement Action Plans
Assess Performance
Approach to addressing sustainability issues

ConocoPhillips has actively participated in an ongoing joint effort of the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association to develop voluntary sustainability reporting guidelines specific to the oil and gas industry. In developing this report, ConocoPhillips has drawn on these and many additional resources.

Additional information about the company and its sustainable development activities can be found at *http://sd.conocophillips.com*.



This icon identifies feedback from external stakeholders.

This icon identifies a Web site where more information is available. The link to that Web site is provided at the bottom of the page on which the icon appears.



Table of Contents

Letter to Stakeholders

ConocoPhillips' commitment to sustainable development stems from our fundamental intent to thrive as an enterprise and to contribute to a better world long into the future. We recognize that our sustainability as a company is determined by the choices we make in growing our business and in meeting the varied needs of our stakeholders. Our success depends on it.

For years, the oil and gas industry has contributed to better living standards and a vigorous world economy by reliably providing supplies of affordable energy. Today, our company and our stakeholders are raising expectations. Specifically, stakeholders are challenging our industry to:

- Provide increasingly cleaner fuels to address concerns for local air quality and climate change.
- Further minimize the environmental impacts of our operations.
- Help safeguard indigenous cultures.
- Contribute to improved health, education and economic conditions everywhere we do business.
- Encourage greater transparency in how producing nations account for their energy revenues; and
- Ensure that our corporate reporting meets the highest standards.

These and other expectations are in addition to our essential requirements to operate safely, remain competitive and contribute toward meeting the growing global demand for energy.

The International Energy Agency has predicted that the world's energy needs will grow by 60 percent over the next three decades. That energy must be available and affordable to its end user, provide adequate returns to its producer, and have minimal impacts on environment and society. Even with an expanding contribution from renewable resources, most of the projected demand growth will have to be met by cleaner-burning fossil fuels. A full portfolio of energy options from across the energy industry will be necessary to responsibly meet demand.

ConocoPhillips is working to provide solutions to some of today's critical sustainable development challenges, as seen throughout this report. We have a substantial presence in the major oil basins of the world, and have pioneering technologies to provide cleaner fuels and processes. We also are among the leading companies developing a global market for liquefied natural gas, providing both established and emerging economies with a cleaner energy source for heat and power generation.



"We recognize that our sustainability as a company is determined by the choices we make in growing our business and in meeting the varied needs of our stakeholders. Our success depends on it."

We are building a solid foundation to help us meet the future challenges that face us. In 2003, we published our positions on sustainable development and climate change. At the heart of both positions are commitments that lead to measurable actions from which to judge our performance. The positions are built on our core values, which must guide our behavior.

Safety is one of our core values. We are deeply saddened that there were four fatalities of employees and contractors during operational activities in 2003. We strive to achieve our goal of zero injuries, and we have increased our efforts to ensure that safety is the top priority for everyone at ConocoPhillips. We are pleased that in 2004 there were no work force fatalities.

We continue to build on our knowledge of sustainable development. For example, we are currently studying the issues of human rights, water management and biodiversity to weigh company and stakeholder perspectives, benchmark best practices and determine appropriate future steps. We also are increasing our ability to factor sustainability into our project planning and execution.

Striving for sustainability is a continuous effort, of which we are just at the beginning. We have defined for ourselves a clear goal: ***To conduct our business in a way that promotes economic growth, a healthy environment and vibrant communities, now and in the future.***

This first report is a compilation of our company policies, business activities, and progress to date in meeting our sustainable development commitments. It also outlines our sustainability strategies going forward. Future reports will provide updates on our performance and our evolving understanding of sustainable development. We invite you to tell us how you think we are doing through our Web site at *http://sd.conocophillips.com* or via the mailing address listed on the back cover of this report.

Since our inception as a new company, we have taken important steps to achieve our goals. As we continue to rise to the challenge, we are confident we can accomplish even more in the years ahead.

Sincerely,

J.J. Mulva
Chairman and Chief Executive Officer



About ConocoPhillips

Who We Are

ConocoPhillips is an international, integrated energy company. It is the third-largest integrated energy company in the United States, based on market capitalization, and oil and gas proved reserves and production; and the largest refiner in the United States. Among nongovernment-controlled oil and gas companies worldwide, ConocoPhillips had the eighth-largest total of proved reserves and was the fifth-largest refiner at year-end 2004.

Headquartered in Houston, Texas, ConocoPhillips operates in more than 40 countries. As of year-end 2004, the company had approximately 35,800 employees worldwide and assets of $93 billion. ConocoPhillips stock is listed on the New York Stock Exchange under the symbol "COP."

Purpose & Values

ConocoPhillips' purpose and values guide its employees and represent ***"the spirit of performance"*** that the company strives to deliver.

Purpose

Use our pioneering spirit to responsibly deliver energy to the world.

Values

The values of ConocoPhillips are embodied in the word **SPIRIT,** an acronym for **S**afety, **P**eople, **I**ntegrity, **R**esponsibility, **I**nnovation, and **T**eamwork.

Sustainable Development Position

For ConocoPhillips, sustainable development is about conducting our business to promote economic growth, a healthy environment and vibrant communities, now and into the future. We believe that this approach to business will enable us to deliver long-term value and satisfaction to our shareholders and our stakeholders.

Sustainable development is fully aligned with our purpose – to use our pioneering spirit to responsibly deliver energy to the world – and helps translate our core values – Safety, People, Integrity, Responsibility, Innovation and Teamwork (SPIRIT) – into action.

Our Commitments

- Increase the availability of ever-cleaner energy
- Be transparent and accountable by measuring and reporting both our financial and non-financial performance
- Operate to the highest safety standard
- Positively impact communities wherever we operate
- Minimize the environmental impact of our operations
- Invest in the well-being and development of our employees
- Constantly improve the energy and material efficiency of our operations
- Practice and uphold the highest ethical standard
- Ensure the long-term financial viability of the company

Our Approach

To deliver on these commitments, we will prioritize issues, establish plans for action with clear goals and monitor our performance. In addition, we will enhance the following company-wide competencies to successfully promote sustainable development:

- Integration – Clearly and completely integrate economic, social and environmental considerations into strategic planning, decision making and operating processes
- Stakeholder Engagement – Engage our stakeholders to understand their diverse and evolving expectations and incorporate that understanding into our strategies
- Life Cycle Management – Manage the full life cycle impacts of our operations, assets and products, utilizing such processes as front-end loading, staged decision analysis and product stewardship
- Knowledge Management – Share our successes and failures to learn from our experiences
- Innovation – Create a culture that brings new, innovative thinking to the challenges of our evolving business environment

Our Expectations

Through delivering on our commitments to sustainable development, we will be the best company to invest in, to work for, to partner with, to have as a supplier and to have as a neighbor.

Worldwide Activities

The following table describes ConocoPhillips core worldwide activities. 1 The impacts and benefits described are not an exhaustive list, but represent some of the issues dealt with in each business.*

	Exploration and Production (E&P)	Midstream	Refining and Marketing (R&M)
Business Description	Explores for and produces crude oil, natural gas and natural gas liquids worldwide and mines oil sands to upgrade to Syncrude. Customers and partners include other major oil companies, large industrial energy users, host nations and national oil companies.	Gathers natural gas, extracts and sells the natural gas liquids products, including ethane, butane, propane and natural gasoline, which are marketed as chemical feedstock, fuel or refinery blend stock. Gas is sold to utilities, industrial users and gas marketing companies.	Refines crude oil and markets and transports petroleum products. Along with selling gasoline and diesel fuel to motorists, sells fuels, lubricants and specialty products to industrial and commercial customers.
Financial and Operating Highlights	Produced approximately 1.54 million barrels of oil equivalent (BOE) per day in 2004, excluding Syncrude production of 21,000 barrels per day. Total proved reserves were 7.6 billion BOE at year-end 2004, excluding [illegible] million barrels of Syncrude and 880 million BOE from LUKOIL.	In addition to an interest in Duke Energy Field Services, LLC (DEFS), owned or had an interest in five gas processing plants and five natural gas liquids fractionators at year-end 2004.	• At year-end 2004, owned 12 U.S. refineries, owned or had an interest in five European refineries and one in Malaysia, totaling a combined net crude oil refining capacity of 2.6 million barrels of oil per day. Refinery utilization was 94 percent in 2004. • Owned or had an interest in approximately 32,500 miles of pipeline systems in the United States at year-end 2004. • At year-end 2004, gasoline and distillates marketed through approximately 16,400 branded outlets in the United States, Europe and Southeast Asia.
Environmental Impacts	• Land impact during seismic or construction activities • Drilling mud, produced water and sulfur byproducts • Methane, carbon dioxide, volatile organic compounds, nitrogen oxide and sulfur emissions to air • Energy efficiency • Hydrocarbon releases to land or water		• Carbon dioxide, nitrogen oxide, sulfur oxide, and particulate matter emissions to air • Energy efficiency • Hydrocarbon releases to air, land, sea or groundwater • Hazardous waste • Fresh water use
Social and Economic Impacts	• Reserves replacement and reporting • Worker health and safety • Community health and safety • Indigenous communities • Transparency of flows of revenue from extractive companies to host country expenditures		• Worker health and safety • Community health and safety
Social and Economic Benefits	• Royalties and taxes to host nations and communities • Energy to the wholesale marketplace • Global and local economic contribution through jobs, capacity building and procurement		• Energy for heat, mobility and power • Products for industrial, commercial and retail applications • Global and local economic contribution through jobs, taxes and procurement

*ConocoPhillips also participates in the chemicals and plastics production and distribution business through a 50 percent interest in ChevronPhillips Chemical Company LLC (CPChem), a joint venture with ChevronTexaco. Performance results from DEFS and CPChem are only reflected in financial data presented in this report. This information also excludes the impacts of ConocoPhillips' equity investment in LUKOIL. At year-end 2004, ConocoPhillips' investment in LUKOIL was 10 percent.

At year-end 2004 [illegible]

1 For more information about operations, see the ConocoPhillips Fact Book at http://www.conocophillips.com/About/Company+Reports/[illegible]


CONOCOPHILLIPS
KBAL 36 1/2

Performance Summary

Key Performance Indicators

Select Indicators	2004	2003
Operating		
Worldwide production on a BOE basis, excluding Syncrude (MBD)	1,582	1,590
Production from natural gas and natural gas liquids	35%	42%
Total proved reserves at year-end (billion BOE, excluding Syncrude)	7.6	7.8
R&M refinery utilization rate	94%	95%
Worldwide petroleum products sales (MBD)	3,141	3,046
Social		
Employees at year-end	35,800	39,000
Combined work force on-the-job fatalities	[illegible]	[illegible]
Combined work force TRR	0.78	0.96
Estimated philanthropic investment (millions of dollars)	37.1	36.5
Environmental		
Liquid hydrocarbons spilled (in barrels, greater than 1 barrel)	[illegible]	10,382
Percent of spilled hydrocarbons recovered (in barrels, greater than 1 barrel)	[illegible]	70%
Greenhouse gas emissions (million tonnes CO_2 equivalent)	NAV	53
Hazardous wastes (thousand tonnes)	NAV	64

(1) BOE = barrels of oil equivalent
(2) MBD = thousand barrels per day
(3) Includes ConocoPhillips' share of equity affiliates, other than LUKOIL
(4) TRR = Total Recordable Rate is expressed in occupational injuries and illnesses per 200,000 hours worked
(5) Data revised as of March 15, 2005
(6) Tonnes = A metric measure of weight. One tonne equals 2,205 pounds or 1.1 English tons.
(7) NAV = Not available. 2004 environmental data will be published on http://sd.conocophillips.com by the end of the third quarter 2005.

Progress and Objectives Summary

In ConocoPhillips' 2003 published statement of Commitment to Sustainable Development, the company outlined the action items listed in the table below, which also describes progress to date and the company's next steps.

Action Item	Progress to Date	Next Steps
Establish corporate-level goals for each commitment listed in the company's sustainable development position and for building key competencies. Identify priority issues for regions and business units in preparation for development of commitments at these levels.	• Exploration and production (E&P) business units are developing action plans for implementing sustainable development commitments and E&P also is developing goals for reducing greenhouse gas emissions. • Refining and marketing (R&M) has created a sustainable development strategy that includes focus areas of reducing emissions from greenhouse gasses, sulfur oxides and nitrogen oxides, managing water quality and supply, and stakeholder engagement. • Integrating sustainable development into key corporate project approval processes. • Corporate support tools are being developed for approaches to stakeholder engagement and sustainable social investment.	• Implement E&P and R&M goals. • Implement upgraded project approval processes in which sustainability commitments have been integrated. • Study the issues of human rights, including further incorporating the values promoted by the Voluntary Principles on Security and Human Rights, water management, biodiversity, diversity within leadership and endemic diseases. • Develop corporate-wide principles for effective stakeholder engagement. • Implementation of supply base diversity plan. • Implement requirement that major projects assess their environmental and social impacts.
Identify tools and metrics to measure performance against commitments.	The company has included in this report many measurements of the company's performance.	Include additional metrics in future reports as the company data matures.
Publish a sustainable development report and communicate the company's position on key sustainability issues to stakeholders.	• The company has published this corporate sustainable development report and will publish updates regularly. • Several businesses have produced local reports (page 39).	Prepare for independent third-party verification of our non-financial data processes.
Create an action plan for implementing the company's position on climate change.	• Began to identify greenhouse gas reduction objectives for E&P and R&M. • Began to incorporate climate change issues into business decision processes. • Affected businesses are preparing for upcoming greenhouse gas regulations. (See Climate Change section, page 32.)	Continue implementation of the company's climate change position statement.
Benchmark sustainability performance against leading sustainability indices.	In 2003, the company conducted a gap analysis of its sustainability efforts using criteria typically considered by socially responsible investment analysts. Areas for improvement suggested by the assessment included more systematic and strategic approaches to stakeholder engagement, alternative energy, addressing the potential risks and opportunities associated with the carbon content of products and operations, employee development, and social investment. The assessment also recommended policies addressing human rights, publishing targets, externally verifying data, and integrating sustainability into the value chain. Many suggested improvements are addressed within this report, while others are still being explored.	The company plans to continue to determine how well it is performing compared to its peers and selected third-party indices. ConocoPhillips intends for its Sustainable Development Report and the accompanying information on its Web site to be the primary resources for those wishing to compare the company's sustainability performance with that of others.



Technology for Sustainable Energy

Extending the Sustainability of Hydrocarbons

Extending the role of hydrocarbons in meeting energy demand includes lowering operating costs and the environmental impact of finding and processing energy, as well as improving the ability to economically bring cleaner fuels to market. ConocoPhillips acquires or develops technologies, in-house and with partners, to be implemented internally and/or marketed and licensed externally.

Reducing the Cost of Production

ConocoPhillips continues to develop improved methods for reducing the cost of exploration and production, along with associated environmental and safety impacts. Areas of emphasis include reservoir performance prediction, improved drilling technologies, and advancements in operating excellence and project execution, particularly in arctic development (see page 30) and heavy oil.

An example of improved drilling technology can be found in ConocoPhillips' Lobo field in south Texas, where two innovations have been combined to take a step forward in directional drilling. Rotary-steerable directional drilling allows drillers to accurately direct the well path, ensuring that the maximum amount of the highest-quality reservoir is penetrated. The technology also enables safe navigation around obstacles, such as infrastructure beneath a



Casing drilling in operation at Lobo field, south Texas.

production platform. In a recent well, the bit was steered on a 30-degree diagonal path with a 180-degree turn. At the same time, this well also used casing-while-drilling (CWD) technology. Instead of using drill pipe, CWD uses casing that is cemented in place when drilling wells. By eliminating the need to remove a drill pipe from a well to retrieve or change a bit or fix a problem, which is generally the point where injuries are most likely to occur, CWD can improve safety. CWD also has significantly reduced the lost circulation and well bore instability problems that frequently lead to significant time and cost overruns. Coupling CWD with rotary-steerable technology can enhance the use of this safer, more efficient technology.

Liquefied Natural Gas (LNG)

LNG is natural gas that has been cooled to minus 260 degrees Fahrenheit. This condenses the gas to a liquid that occupies only 1/600 of the space required for the same weight of gas. This allows the LNG to be transported by ships to viable markets. ConocoPhillips has been a global leader in LNG innovation for more than four decades, having built the first LNG carrier used for international trade in 1959. The company also built the first successful commercial liquefaction facility in 1969 in Kenai, Alaska, which it continues to safely operate today. In addition to the Kenai facility, ConocoPhillips' LNG technology is employed in Trinidad and planned for use in Egypt, Equatorial Guinea, Australia and Nigeria.

While LNG has a role in satisfying worldwide energy needs, it has a particularly important application in the United States, where energy demand is quickly outpacing energy supply and infrastructure.

ConocoPhillips has moved closer to bringing LNG to the United States. Construction has begun on a regasification terminal in Freeport, Texas, that will connect with the Texas intrastate gas pipeline system. The company will have rights for approximately 1 billion cubic feet per day of the terminal's capacity. The Freeport terminal is estimated to start up in 2008.

But there have also been challenges. For example, in Harpswell, Maine, residents voted against a proposal to lease a former U.S. Navy fuel depot site for the purpose of building a LNG regasification facility. Siting of LNG facilities is an important issue for the energy industry, as the ability to site terminals in locations that meet both industry and stakeholder needs is a vital step toward providing the United States with much needed supplies of natural gas.

Gas-to-Liquids (GTL)

There are approximately 3,500 trillion cubic feet of known gas reserves in the world today that are economically "stranded," because their locations do not favor construction of a pipeline to connect them to markets. In addition to LNG, ConocoPhillips has developed GTL technology that enables natural gas to be converted to safe, easily transportable liquid products like diesel fuel and naphtha.

A demonstration plant at the company's Ponca City, Oklahoma, refinery enabled ConocoPhillips to refine the new technology prior to commercialization. Results from the plant led to the signing of a Statement of Intent for a GTL plant in Qatar.

It is important and necessary to understand life cycle, environmental and human health potential impacts of GTL products in comparison with alternatives. ConocoPhillips, in conjunction with Nexant Inc. and others, joined with the U.S. Department of Energy's National Energy Technology Laboratory in a cooperative agreement to perform a comprehensive study of new ultra-clean fuels produced from remote sources of natural gas. Completed in 2004, this study, called the Ultra Clean Fuels Life Cycle Assessment, consisted of a life cycle inventory and life cycle impact assessment for GTL transportation fuels, namely Fischer-Tropsch diesel and naphtha. This study estimated, with available data and within available study resources, the energy utilization and emissions life cycle profiles of ConocoPhillips' GTL fuels and selected competitive fuels in the future.

E-Gas Technology

In 2003, ConocoPhillips acquired E-Gas, a technology that gasifies coal and petroleum coke to produce electric power, while co-producing hydrogen and steam. In addition to being cost-efficient, the system reduces sulfur dioxide emissions to less than one-tenth of that required by U.S. Clean Air Act standards. It also lowers nitrogen oxide emissions and reduces particulate emissions to negligible levels. Carbon dioxide emissions from facilities using gasification technologies are 20 percent lower than those from typical pulverized coal plants currently in operation. In addition, these facilities can be upgraded for carbon dioxide removal in the future at a fraction of the cost and performance impact that would be seen in conventional coal and coke power plants and natural gas-fueled plants. In discussing the Wabash River Coal Gasification Repowering Project, which employs E-Gas, the U.S. Department of Energy stated: "Even when operating on relatively high-sulfur coal, the Wabash River project is the cleanest coal-fired power plant in the world of any technology."

S Zorb™ Sulfur Removal Technology (SRT)

S Zorb SRT reduces sulfur content in gasoline to ultra-low levels – below 15 parts per million in many instances. It yields nearly 100 percent of the original feed stream, without sacrificing quality or octane. ConocoPhillips refineries in Borger, Texas, and Ferndale, Washington, have installed and are operating S Zorb SRT, and its Lake Charles, Louisiana, refinery is well under construction on its installation of S Zorb SRT.



The company's largest low-sulfur gasoline unit to date is at the Ferndale, Washington, refinery.

ConocoPhillips' Role in an Alternative Energy Future

Renewable Energy Position

In alignment with our purpose to "use our pioneering spirit to responsibly deliver energy to the world," and consistent with our positions on sustainable development and climate change, ConocoPhillips is evaluating and developing technologies for renewable energy. We are leveraging our expertise, intellectual property and physical assets in pursuit of economically viable, renewable energy business opportunities.

Our Commitments...

- We plan to continue to develop technology options with the potential to enable renewable energy and, in particular, renewable fuels.
- Investments in technology development will be disciplined and commensurate with the likely returns, market size, timing of development and technology risk inherent in renewable energy projects.

Our Approach...

- Business Leveraged. Renewable energy opportunities that complement our existing processes will be prioritized.
- Competency and Asset Leveraged. We plan to focus our efforts on renewable fuels and other technologies that directly leverage our experience in hydrocarbon chemistry and processing.
- Ongoing Awareness. We plan to continue to evaluate renewable energy technologies to proactively identify new opportunities. We have invented and own rights to renewable technologies, and we also understand the economic drivers, strengths and weaknesses of the alternative technologies available.
- Sustainable Solutions. We remain open to developing renewable energy as a component of our portfolio of energy offerings, as and when these technologies can be deployed in a sustainable manner for our stakeholders.

Our Expectations...

Our work will assist in the development of viable, sustainable and environmentally responsible energy for existing and future customers.

Controlled Hydrogen Fleet and Infrastructure Demonstration and Validation Project

ConocoPhillips is involved in an effort to further demonstrate and validate advancements in hydrogen-based transportation infrastructure. This project team includes ConocoPhillips, Air Products, the National Fuel Cell Research Center at the University of California at Irvine, the University of California at Davis, California's South Coast Air Quality Management District, and automakers Toyota Motor Sales USA, American Honda Motor, Nissan North America Inc. and BMW. The ambitious five-year program, announced in 2004, is funded in part by a grant from the DOE, as part of its national Controlled Hydrogen Fleet and Infrastructure Demonstration and Validation Project. 1

ConocoPhillips' role in the project is to provide up to six of the 24 California fueling stations at which multiple approaches to distributing hydrogen will be explored. Fueling stations will be provided hydrogen produced from both natural gas and renewable energy sources. Some stations will be able to dispense both gaseous and liquid hydrogen.

Freedom Car and Fuel Partnership

This collaborative effort consists of the U.S. Department of Energy (DOE), automakers and energy companies. This partnership 2 provides a structure and process for dialogue on hydrogen research, with a focus on pre-competitive, high-risk research that addresses technology breakthroughs needed to realize the National Hydrogen Energy Roadmap. 3 Additionally, the group explores the energy, environmental and economic attributes of various pathways to hydrogen production, as well as the merits of hydrogen-powered fuel cell vehicles relative to other advanced fuel-vehicle systems. ConocoPhillips joined the partnership in 2003 and participates in the executive steering group, fuels operations group and additional technical teams.

FreedomCAR Fuel Partnership

1 http://www.eere.energy.gov/hydrogenandfuelcells/pdfs/[illegible].pdf
2 http://www.[illegible].energy.gov/vehiclesandfuels/about/partnerships/freedomcar/index.shtml
3 http://www.eere.energy.gov/hydrogenandfuelcells/pdfs/national_h2_roadmap.pdf



Accountability

Corporate Governance [1]

ConocoPhillips' board of directors provides oversight of the company's policies, practices and performance. At March 31, 2005, the board consisted of 13 independent directors and one employee director – the chairman of the board and chief executive officer (CEO).

In December 2002, the company established a disclosure committee, comprised of members of senior management and chaired jointly by the chief financial officer (CFO) and the general counsel. The disclosure committee establishes and monitors the company's disclosure controls and procedures, as well as reviewing and supervising the company's reporting to the SEC, financial press releases and presentations to analysts and the investment community. Prior to signing certifications of financial responsibility, the CEO and CFO meet with the disclosure committee and review each U.S. Securities and Exchange Commission (SEC) filing. [2]

Accountability for Sustainability Issues

Members of ConocoPhillips' senior management, each reporting directly to the CEO, own the ultimate responsibility for developing corporate strategy, reporting company performance, and assisting the businesses with implementation of

Positions, Policies and Management Systems

Among ConocoPhillips' positions, policies and management systems, the following help to govern the sustainability aspects of its business.

This is not a complete list of the company's policies, but represents those that are most relevant to sustainable development issues.

In locations where the work force is not fluent in English, key elements of these policies have been translated into the predominant local language. For example, the Code of Business Ethics and Conduct has been translated for operations in Azerbaijan, China, Norway, Venezuela, Indonesia, as well as countries in the Middle East.



Sustainable Development Position
Code of Business Ethics and Conduct
Corporate Governance Guidelines
Equal Employment Opportunity Policy
Corporate Contributions Philosophy
Health, Safety & Environment Policy
Renewable Energy Position
Climate Change Position

1 See the Corporate Governance section of ConocoPhillips' Web site at [illegible] for more information on the company's board of directors.
2 See the Company Reports section of ConocoPhillips' Web site at [illegible]

sustainability issues. Progress on sustainability-related issues is reported to the appropriate committees of the board of directors. (See diagram at right.)

The company's businesses are responsible for integrating sustainability issues into day-to-day operations and held accountable through an annual goal-setting process. In 2004, E&P business units began preparing sustainable development action plans. Also, the leadership teams of both E&P and R&M have set business-wide goals for 2005 for implementation of their highest priority sustainable development issues.



Board of Directors Committees
(with sustainability issue oversight)
Compensation Committee
Public Policy Committee
Audit & Finance Committee
Chief Executive Officer
Human Resources
Health, Safety & Environment
Operations
Planning, Strategy & Corporate Affairs
Legal & General Counsel
General Auditor
Finance
Employee Well-Being & Development
Health, Safety & Environmental Issues
Sustainable Development Strategy & Emerging Issues
Integration & Performance on All Issues
Planning & Strategy
Fuels & Emerging Technologies
Community, Government & External Relations
Compliance
Ethics
Financial Performance

Integration of Sustainability Commitments into Business Processes

ConocoPhillips' project authorization guidelines, which establish corporate guidelines for capital project approval, and due diligence standards require that any new business venture identify health, safety, environmental, and social risks, in addition to technical, commercial and political constraints. The company is revising the project authorization guidelines to address its sustainable development commitments. In addition, any new venture must demonstrate that those risks and constraints can be addressed, in order for the project to be approved.

Assessing Impacts

One example of how ConocoPhillips evaluates potential social and environmental impacts is the effort undertaken to gain approval for the liquefied natural gas (LNG) liquefaction plant on Wickham Point near the city of Darwin in the Northern Territory of Australia. The development team evaluated impacts for the life cycle of the project during construction and operations phases.



Construction of the Darwin LNG facility in Australia.

The assessment outlined the existing physical, biological and social environment, and the potential impacts of the project. It also described commitments the company has made to manage impacts, such as air-quality monitoring, greenhouse gas emissions reduction, minimizing wastewater discharge, waste disposal management, minimizing impacts on mangrove ecological communities, dry climate rainforest mitigation, protecting fauna corridors, minimizing public risks, ongoing monitoring, and emergency response preparedness. For example, the company is working with the local regulators to mitigate the impact to the portions of the rainforest disturbed during construction work. The company plans to participate in the Australian Greenhouse Challenge Programme as part of its greenhouse gas management strategy. Also, the Aboriginal traditional owners of the Wickham Point area, as one of the key stakeholders, have been involved with the approval process of the project and the on-going plans for future development. The full listing of impacts and management commitments are detailed in a public environmental report available on the project's Web site.[1]

[1] http://www.darwinlng.com

Stakeholder Engagement

ConocoPhillips engages with its stakeholders to understand their diverse and evolving expectations and to incorporate that understanding into the company's strategies and actions. Key stakeholders include:

- **Employees** – The company seeks employee input via an employee opinion survey, through town hall meetings, and in employee development discussions and business unit and function efforts.
- **Shareholders** – The company communicates with its shareholders through company reports and SEC filings, annual shareholders' meetings, information on ConocoPhillips' Web site, and annual presentations to securities analysts. The board of directors maintains a process for shareholders and interested parties to communicate with the board, as described on the company's Web site. 1
- **Government** – ConocoPhillips engages with governments in the key areas of public policy that affect the company (see page 15), business development activities, and in permitting and managing the company's operations in accordance with regulations.
- **Communities** – The company's major projects and business unit facilities engage with communities in a variety of ways, including consultations on specific projects, regular public forums and ongoing conversations.
- **Customers, Partners, Suppliers and Contractors** – The company has a variety of avenues for communicating with its customers, partners, suppliers, and contractors. For example, U.S. Marketing business partners can take advantage of BizLink, a proprietary extranet Web site, to access financial information, interactive processes and fuel purchasing procedures, and submit e-mail questions and feedback. With the company's contractors, safety is an important issue, one that several operations address via contractor safety training and education programs.
- **Interest Groups** – In addition to the information available in company reports and on the Web site, ConocoPhillips connects with project-specific interest groups as part of its project engagement activities.

ConocoPhillips recognizes that it can improve its stakeholder engagement competency by developing principles for effective stakeholder engagement that will establish company expectations for such activity. The company is drafting the principles based on the results of an internal workshop in which practitioners of stakeholder engagement from a wide cross-section of businesses and regions around the world came together to share experiences. ConocoPhillips' E&P and R&M businesses are evaluating their stakeholder engagement activities as they begin implementing their sustainable development action plans.

Stakeholder Engagement Through Community Advisory Councils

Thirteen of the company's 14 company-operated refineries have established community advisory councils (CACs) that meet regularly and promote dialogue between the local community and refinery management. The one refinery without a CAC engages its local community by working through established local organizations. Comprised of a cross-section of the community, CACs provide input regarding community opinions, discuss upcoming refinery plans and their impact on the community, and plan activities that further develop the refineries' relationships with the community.

CACs also can provide input into the company's broader activities. For example, representatives from the majority of ConocoPhillips CACs discussed the company's sustainable development plans with corporate and refinery managers at a recent meeting. Regarding the experience, Bonnie Christensen, a member of the CAC for the Los Angeles refinery said, "We were most certainly impressed with the company representatives, and the candor with which they answered the questions from the various community leaders. ConocoPhillips, we believe, gained even more insight into the communities surrounding their refineries. Other corporations could learn from ConocoPhillips' outreach to the communities in which they operate."

ConocoPhillips

Jay Churchill, refinery manager at Billings, Montana, leads a discussion for a community advisory council meeting there.

1 http://www.conocophillips.com/investor/corporate_governance/index.htm



Social Performance

Ethics

Code of Business Ethics and Conduct

ConocoPhillips' Code of Business Ethics and Conduct 1 summarizes the standards for ethical conduct and compliance with the law expected of the company's employees, contractors and other individuals who work on the company's behalf. The code sets forth the company's position on respect for the individual, maintaining safety and health, protecting the environment, observing the law and upholding honest business practices. The code is available on the Web, has been translated into multiple languages, has been distributed to all employees and is provided to all new hires. Employees are required to annually certify their personal compliance with the code. In addition, periodic ethics reminders are sent to all employees via e-mail.

To help employees familiarize themselves with the code, ConocoPhillips offers online courses on a wide range of compliance and ethical issues relative to ConocoPhillips and its business operations. These courses provide background information on each issue, answer frequently asked questions, and offer brief self-administered quizzes to ensure that the employee has mastered the information. Mandatory courses in 2004 included ethics, preventing workplace harassment and e-mail use for U.S. employees. Ethics and e-mail use training by international employees is on-going. Supervisors or managers may recommend or require completion of additional courses, especially for employees whose work requires training for a particular compliance area, such as the U.S. Foreign Corrupt Practices Act (FCPA), insider trading, sanctions, export controls, antitrust or antiboycott.

Employees may report ethical violations anonymously, either by an international, toll-free hotline or by e-mail. The company's corporate compliance and ethics committee, composed of senior executives and attorneys, provides regular reports to the chief executive officer (CEO), as well as to the audit and finance committee of the board of directors, regarding the results of annual code certifications, the state of compliance activities, and the handling of reports of violations.

Foreign Corrupt Practices Act

Compliance with the FCPA, as well as similar statutes enacted by some member countries of the Organization for Economic Co-operation and Development, are particularly vital to ConocoPhillips, since the company operates in more than 40 countries. FCPA prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. In addition, the United States and many countries have laws and regulations regarding business gratuities that may be accepted by government personnel. Because entertainment and business gifts are an important part of doing business in some cultures, it requires special training to determine to what extent these are permitted by law.

In 2003, ConocoPhillips enhanced its training program for both FCPA and government sanction laws. In addition to Web-based training, numerous in-person training sessions were conducted throughout the company. The sessions were conducted by attorneys who assisted employees in understanding how the FCPA applies to their work.

Human Rights

Many of ConocoPhillips' existing policies and practices for equal opportunity, anti-discrimination, and health and safety protect human rights wherever the company operates. The company continues to study the changing global work environment to further expand its understanding of that environment and better define the company's roles and responsibilities.

United by their commitment to human rights and corporate social responsibility, the governments of the United States and the United Kingdom, companies in the mining and energy sectors, and nongovernmental organizations collaboratively developed the Voluntary Principles on Security and Human Rights 1 (the Principles). The Principles provide guidance to companies attempting to ensure the safety and security of their operations within a framework that respects human rights and fundamental freedoms. The company subscribes to the values the Principles promote. Recognizing there is always room for improvement, the company plans to continue to identify additional opportunities for expanded implementation of the Principles.

Security

ConocoPhillips has responded to the increased risk of terrorism and other threats to its operations with a program to identify, prevent, detect, deter and mitigate potential attacks against company personnel and facilities. All key facilities and operations are subjected to periodic security vulnerability assessments in which specially trained security professionals determine likely threats and develop appropriate countermeasures. These assessments provide the foundation for investments in security system upgrades at company facilities around the world.

ConocoPhillips works closely with local, national and international governmental agencies to understand the unique security risks present in each of the countries in which it operates. The company also works closely with public and private sector entities to develop security measures to minimize risk to employees, facilities and nearby communities. For example, U.S. Customs and Border Protection of the U.S. Department of Homeland Security recently certified ConocoPhillips' supply chain security processes as fully compliant with the provisions of the voluntary Customs-Trade Partnership Against Terrorism program. 2

Participation in Public Policy

ConocoPhillips engages in public policy discussions through different means, including membership in trade associations involved in public policy issues, research, and direct lobbying campaigns on specific issues. The company's current public policy areas of emphasis are energy policy, fuel standards, climate change and clean air issues, and industry health, environment, safety and social issues.

ConocoPhillips belongs to a number of organizations related to sustainable development, including:

- World Business Council for Sustainable Development
- United Kingdom Business Council for Sustainable Development
- International Petroleum Industry Environmental Conservation Association
- American Petroleum Institute
- Several climate change-related associations (see pages 32-33)

ConocoPhillips' Code of Business Ethics and Conduct regulates its interactions with public officials. Corporate contributions, made in accordance with U.S. law, and contributions from Spirit PAC, the U.S. employee political action committee (PAC), are guided by the following criteria: the candidate's integrity and character; leadership potential; positions on issues and voting record; relevance to company operations; nature and strength of the candidate's election opposition; and the candidate's access to other sources of financial assistance. Contributions go directly to the candidate, generally avoiding:

- Independent expenditures in support or opposition of a candidate
- Out-of-election-cycle contributions
- Contributions to presidential campaigns
- Contributions to leadership PACs
- Contributions to national political parties
- Large contributions to trade association PACs

All corporate political contributions are reviewed by either internal or independent counsel prior to being issued and are reported to the public policy committee of the board of directors. The Spirit PAC treasurer reports all receipts and disbursements to the Federal Election Commission 3 and appropriate state agencies.

In 2004, corporate contributions to state and local candidates in the United States and Canada (the only countries in which ConocoPhillips makes political contributions) totaled $202,800. Spirit PAC contributions totaled $316,200. ConocoPhillips also makes corporate political contributions in states where it is allowed, to address issues significantly impacting its operations.

1 http://www.voluntaryprinciples.org
2 http://www.customs.ustreas.gov/xp/cgov/import/commercial_enforcement/ctpat/
3 http://www.fec.gov

Relationship with Employees

A motivated, talented work force is a key asset for ConocoPhillips. To sustain that work force, the company must protect employees' rights, reward hard work, encourage employee development and provide opportunities for dialogue. The company's employee policies and programs are global, and with operations in over 40 countries around the world, are implemented in ways that respect the local laws and culture. All are consistent with the underlying principle of ConocoPhillips' "people" value: respecting everyone in ConocoPhillips' work force.

Global Work Force Development

ConocoPhillips strives to place the right people, with the right skills, to create the right business results. Today, the energy industry faces two key challenges: attracting a skilled work force that reflects the population of global operations, and providing a flexible yet productive work environment that attracts, develops and retains high-performing employees.


Today's Work Force
Almost 57% of work force are U.S. nationals
72% of managers are U.S. Caucasian males
Future Work Force
Work force and leadership are diverse in experience and perspectives, and reflect the countries in which the company operates

Leadership

ConocoPhillips has developed a leadership succession management process and engages in mentoring to help identify and cultivate the next generation of talented leaders. The company is currently exploring how best to add to these efforts and to encourage leadership diversity into its succession management process.

Local and Global Opportunities

In all company locations, ConocoPhillips is committed to developing local employment opportunities that provide not only local jobs but also opportunities for development into potential global career assignments. To support this goal, the company has developed talent management teams to ensure consistent development and staffing opportunities worldwide for key disciplines in each business and corporate function. The teams create consistent career maps that outline the skills and expectations for each career path. The teams evaluate staffing on a global basis, to consider qualified



Developing a Local Work Force in Indonesia

The company's Indonesia business unit takes a multi-faceted approach to contributing to the development of a skilled work force in the country of Indonesia. The company has developed a one-year new engineer training program for engineering graduates wishing to prepare for careers in the oil and gas industry, whether with ConocoPhillips or another organization. Trainees learn the technical aspects of the industry and the importance of safety, as well as important business skills such as communication, teamwork, time management and leadership. The program includes classroom presentations, site visits, apprenticeships in the field and mentoring from ConocoPhillips employees. Participants have completed the program and are now company employees.

ConocoPhillips also has established a program to teach high school students about drilling and other skills required to work in the oil and gas industry. [illegible] This four-month training program teaches safety, English, first aid, basic operations and drilling, rigging and loading/unloading skills.

To diversify the options available to the local work force, ConocoPhillips has joined with a group of companies to create a vocational training workshop in Natuna. A training house and dormitory are being constructed to house students and equipment such as a welding set and a wood lathe.

Participants in the 2003 Indonesia new engineer training program candidates from all regions, and review career map promotions, along with training and development, to ensure global consistency.

In addition to managing the existing talent pool, E&P has developed a global recruiting and development strategy scheduled to be fully implemented by the fall of 2005. The program will include training programs and rotational assignments, and the opportunity for select new hires to have an international development assignment designed to encourage global mobility early in an employee's career.

Employee Development Through Talent Management

Talent management is ConocoPhillips' approach to developing people and driving business results. Development is a joint responsibility – all employees are responsible for managing their own careers through performance management and continued learning, while the company is responsible for providing development and learning opportunities that encourage employee success while helping the company reach its strategic goals.

In addition to participating in global work force planning and staffing as described above, ConocoPhillips' talent management teams identify critical skill sets and create development tools such as career guides to help employees and supervisors manage functional career development. Functional-based talent management teams, which cover about 40 percent of ConocoPhillips' work force, include engineering, geosciences, business development, transportation, marketing, commercial, finance, global information services, legal and human resources, among others. For employees not covered by a talent management team, development goals can be achieved by working with supervisors through the performance management process.

ConocoPhillips is developing a global learning and development framework that will provide tiers of programs for the different needs employees have at different times in their careers, such as new hires, front-line supervisors or more senior leaders. All of the offerings center around key themes of delivering results, managing change and developing relationships.


External and internal education delivering strategic results • Coaching • Mentoring • 360 degree feedback • Projects • Job experiences • Networking •
EXPERIENCE
70%
APPLY AND MASTER
INDIVIDUAL RELATIONSHIPS AND FEEDBACK
20%
REFLECT, CHALLENGE AND ADAPT
TRAINING AND FORMAL EDUCATION
10%
ACQUIRE

Employee development is roughly 10 percent acquiring knowledge through training and formal education, 70 percent applying that knowledge, and 20 percent learning and adapting from feedback and coaching.

Local Opportunities in California



In 2002, the Los Angeles, California, refinery implemented a program designed to increase local recruitment. The program is jointly sponsored by the refinery, the PACE labor union, an area community college and trade school, and a local community resource center. The high school graduates in the program receive a full-time summer internship, college classes during the fall and spring while working one 12-hour shift a week, followed by a second summer of full-time shift work. Three participants completed the program in 2003 and were hired as operator trainees at the refinery's Carson plant. Two additional participants were hired out of the second program in 2004. In addition to giving education and job opportunities to local community members, the program gives the participants a good sense of the realities of the job and provides management an effective way to assess participants' performance and potential.

Participants [illegible]

Employee Dialogue
ConocoPhillips conducts regular employee opinion surveys that are open to all employees and available in multiple languages. ConocoPhillips utilizes the survey feedback to improve the effectiveness of the organization.


Chairman and CEO Jim Mulva greets employees at a town hall meeting.

Promoting a Positive Work Environment
ConocoPhillips' Code of Business Ethics and Conduct 1 sets global standards for equal employment opportunities in recruiting, compensation, professional development and promotion; promoting a harassment-free work place; and respecting employees' rights to bargain collectively. The company also has established regional policies that further elaborate on how these elements of the Code of Business Ethics and Conduct will be put into practice according to local law.

ConocoPhillips has a global open door policy for resolving work place issues. The policy outlines steps employees can take to resolve conflicts, beginning with working with the other party, enlisting the help of the employee's supervisor, and, as needed, gaining assistance from human resources personnel and company management. There may be times when employees feel they cannot take issues to supervisors. Should this be the case, employees may discuss the situation directly with a human resources representative, who can pursue the issue at the appropriate level in the organization.

All employees also have access to the company's ethics hotline through which they may anonymously share information, raise questions or lodge complaints regarding violation of policy.

ConocoPhillips offers training programs that help employees understand work place policies and help them handle difficult situations. In 2004, all U.S. employees were required to complete training on preventing work place harassment and all supervisors must complete the module on equal employment opportunity. In addition, courses are being piloted in the United States and adapted for other regions as requested by the local operation, on crucial conversations, civil treatment for employees and guiding conflict resolution.

As mentioned on page 14, ConocoPhillips is in the process of deepening its understanding of its role with respect to human rights. In that effort, the company plans to examine what additional provisions need to be addressed to ensure protection of employee rights in its work places around the world.

Employee Wellness
ConocoPhillips values the health of its employees, and knows that a healthy work force is productive and lowers health care costs for employer and employee alike. The company has more than 40 clinics in 10 countries in order to respond to employee health needs that arise during the work day. For employees in higher health-risk situations, either due to the remoteness of their location (such as offshore) or the


Employee receives a health screening.

potential for exposure (such as emergency response personnel), the company conducts risk-based pre-placement and periodic medical examinations. In countries where the company operates and has clinics and where medical infrastructure is lacking, the company partners with the community to make clinic services available to the public.

Focusing on Preventive Health
ConocoPhillips has launched a global wellness program – MyHealth – which helps individuals identify potential health risk factors and the actions they can take to reduce them, learn the necessary steps to improve and protect their health, and make positive lifestyle choices.

MyHealth Wellness Program educational resources, seminar and health fair kits, and wellness information are provided to employees worldwide. Many businesses also sponsor physical activity and nutrition challenges that motivate employees to pursue healthy lifestyles.

Endemic Diseases
ConocoPhillips recognizes the effects endemic diseases, such as malaria, HIV/AIDS, tuberculosis and others, can have on the company employees and the surrounding communities. The company currently is exploring approaches to address issues surrounding endemic diseases relevant to its employees, their families and the communities where they live and work.

Employee Assistance Program
ConocoPhillips' Employee Assistance Program (EAP) provides an additional behavioral health benefit and resource for all ConocoPhillips employees and their dependents experiencing mental health problems affecting their personal lives, family or work. EAP counselors are mental health professionals who have special training and skills to assist in assessing problems, identifying choices and developing plans of action. EAP services are available in the majority of ConocoPhillips' locations and employ local counselors that are native speakers and understand the local culture.

Teaming Up for Health in the North Sea

The company's North Sea business unit formally established a goal of 70 percent workforce participation in its 2004 Health Challenge. Launched in the spring, employees and contractors formed four-to-six person teams and received an initial health screen for height, weight, waist measurement, blood pressure and cholesterol. Following three months of individual and group activities focused on increased physical activity, healthy eating and lifestyles, workers received a follow-up screening. More than 3,000 employees and contractors formed a total of 485 teams and overall participation exceeded 79 percent, with several work groups surpassing 90 percent. In addition to individual incentives for participating workers, rewards were presented for team progress.



A team from Greater Britannia, part of the North Sea business unit, help with the upkeep of parkland under the National Trust for Scotland, combining community service with [illegible].

Staff Reductions Through Periods of Change
ConocoPhillips reduced staff in the United States by approximately 22,600 positions from August 2002 to December 31, 2004. As the graph shows, approximately 80 percent of those reductions involved the sale of assets to other companies. In most cases, employees were offered positions by the new owners of those assets at the time of sale. Approximately 10 percent of the reductions were other merger-related severances. Those employees were eligible for severance benefits, including outplacement support. The remainder are employees who have left the company through normal attrition, such as retirement or resignation.

Staff Reductions
August 2002-December 31, 2004


10%
10%
80%
Asset Sales
Other Merger Reductions
Normal Attrition

During periods of reorganization, a change management toolkit is available to assist employees and managers. Counselors from EAP are available to help employees with the emotional effects of change, and offer training classes on coping with change as well as individual counseling.

Relationship with the Community

As part of ConocoPhillips' core value of "responsibility," the company has committed to be a valued member of the community. Many of the company's major projects have undertaken assessments of community impact. The company's due diligence guidelines include a component to assess the key community stakeholders in the region and determine their main interests and concerns.

Indigenous Communities

Respecting Indigenous communities is an important part of addressing the company's community impact. Company businesses that interact with indigenous communities have programs and practices in place to maintain good relationships with their communities. Representative examples include guidelines for employee and contractor relationships with the Warao community in Venezuela; working with aboriginal communities in Canada to expand their capacity to engage in discussions about, and receive local benefits associated with, company activities; and working with the artisanal fishing community in Cameroon to ensure seismic data acquisition ships and fishing boats safely coexist.

Development and Tradition Working Together

At the Alpine field on Alaska's Western North Slope, ConocoPhillips operates the first oil production facility located and developed on Native Alaskan land. As part of the land access negotiations prior to development, ConocoPhillips and the community of Nuiqsut created a Surface Use Agreement that defines the responsibilities and obligations of both parties.

Given Alpine's close proximity to the village of Nuiqsut, and that fish and game are key elements of local social and cultural traditions, the agreement contains provisions for a Kuukpikmiut Subsistence Oversight Panel (KSOP) to help identify and minimize conflict between Alpine operations and traditional practices. The KSOP board, comprised of Nuiqsut residents who are active hunters, is charged with monitoring the health of subsistence resources on Kuukpik lands and identifying any impact that exploration, development or production activities might have on those resources. The panel meets periodically with the company and prepares reports on observations, complaints, concerns and recommendations brought to the panel by local residents.

With help from local residents, panel members monitor and evaluate progress on issues such as access for hunters and fishermen, wildlife impact, tundra damage, impact on lakes that supply water for ice road construction, waste and trash disposal, and interaction, communication and cooperation between native residents, ConocoPhillips and its contractors.

KSOP efforts are yielding benefits. The panel's attention to detail has helped minimize impacts to the environment and reduced misunderstandings with the community. The result is both parties tend to work on solutions rather than problems.

Mark Ahmakak, a summer environmental field monitor with KSOP, assists ConocoPhillips researchers with fyke nets around the Alpine field. As part of the company's fish monitoring program to help ensure operations do not adversely impact the fish populations harvested by the community of Nuiqsut.

Community Investment

ConocoPhillips invests in community programs that are aligned with its strategic business objectives and that reflect its vision and values. The company looks for programs that provide sustainable community development and build self-sufficiency instead of creating dependency. ConocoPhillips believes in capacity building – investing in skills and systems that empower communities to improve their quality of life – and more and more this is where the company focuses its efforts. ConocoPhillips' investments in the community take many forms, such as cash contributions, in-kind giving, infrastructure developments, training programs and employee volunteerism.

Philanthropic Giving

In 2004, ConocoPhillips donated an estimated $37.1 million to charitable organizations. Of that, 8 percent was given outside the United States. These donations are in addition to the project funds allocated to major community infrastructure and environmental improvements that are part of the operating budget for company projects.

Capacity Building

Business is increasingly shifting from strict philanthropy to a more proactive form of community development and capacity building (investing in skills and systems that empower communities to improve their quality of life). As E&P activities take the company more and more into countries with deep social needs, the company is evolving its social investment guidelines to an approach that will focus on projects that address the most important needs of the community, provide opportunities for local economic development, and result in long-term, sustainable benefits. Some examples of how company businesses already address capacity building are provided below.



The ConocoPhillips Indonesia business unit challenged itself to implement a community development program that would be targeted specifically at economic empowerment objectives. In addition, the company and the Indonesian government were interested in addressing the serious issue of deforestation in Indonesia. It was determined that rubber trees provided an opportunity to rehabilitate degraded land, while also providing earning potential for local villagers. While the rubber tree is not a native species to Indonesia, it has proven to be able to adapt to conditions similar to the marginalized soil of the Indonesian deforested areas, planting stock is readily available, provides economic value to the farmer, and provides a microclimate conducive for enhancing colonization of native species, increasing the ability to improve native species biodiversity in reforestation when compared with other non-native commercially viable options. In 2002, the company started recruiting local farmers to provide specialized training in rubber cultivation for an average of 50 to 80 farmers per year from villages near company facilities in South Sumatra province. Each participant manages 20,000 square meters of their own land during the training period. With current total participants of 235 farmers, the program is in the third year and planned to last for five years, with the first harvest expected in the sixth year. The participants receive training in improved cultivation techniques, as well as horticultural materials including seeds, fertilizer and cultivation tools. To ensure sustainability of the program, as the farmers sell their harvest they begin reimbursement of the cost of their training and supplies, funds that are then employed for the next years' trainees. The program participants also are active in monitoring agricultural activities for five years to help ensure sustainable practices are being employed.

The ConocoPhillips Nigeria business unit has focused its community efforts on "the needs of children, the future of Nigeria," for the sustainable provision of essential basic infrastructure and support to less privileged children in society to ensure a better future for the country. For example, ConocoPhillips responded to the Nigerian government's request for assistance for the Motherless Babies Home in Lagos, which had recently moved to a new, larger location to accommodate the growing number of children. They needed to assist and to provide better living and recreational space for the children. Their new building could not be used, however, as the area was prone to flooding. Apart from the sanitary problems caused by the floodwater, it was an open invitation to mosquitoes and thus malaria.

ConocoPhillips improved the area surrounding the home by constructing a fun-wall, as well as an all-season playground and drainage to channel the floodwater away from the home. The company also drilled a water borehole/treatment plant with a submersible pump and replaced old louver windows with aluminum-framed windows.

The ConocoPhillips Nigeria business unit staff recently chose to spend one work day at the Motherless Babies Home, washing, weeding, landscaping and disinfecting different areas of the facility. Todd Creeger, president of the company's West Africa operations, said, "Anyone can assist financially, but it takes real commitment to get out and help hands-on."

The North Sea business unit – together with Scotland's University of St. Andrews – annually presents the St. Andrews Prize for the Environment, aimed at helping ordinary people from all walks of life identify innovative solutions to environmental problems. Launched in 1998, the annual competition is now recognized internationally and attracts entries from approximately 50 countries. Winners receive a US$30,000 prize, with US$5,000 each going to two runners-up. In each case, winning the prize has led to further financial backing and recognition.

A high-level panel of trustees representing science and academia (to assess and evaluate ideas), industry (to look at economics and practicality), and government (to consider political feasibility) judge more than 300 applications each year. Past winning entries include programs to reverse environmental damage done by old mining works in South Africa (1999), turn waste from olive oil production into valuable by-products in Palestine (2000), use song, dance and drama to educate rural communities about environmental hazards in Kenya (2001), persuade rice farmers in Vietnam to use safer, more productive ways of farming (2002), train semi-literate young people to install solar power in remote Himalayan villages (2003), and use mapping technology to further protect the traditional culture and biodiverse lands of a remote tribe in Peru (2004 award recipient pictured above).

According to Sir Crispin Tickell, an international environmentalist and former British Ambassador to the United Nations, who chairs the panel of trustees, "The Prize has given a start to many excellent environmental initiatives around the world that otherwise might never have gotten off the ground."

As indicated below, the company focuses on education and youth, civic and arts, safety and social services, and the environment.

Estimated Cash Contributions

2004

Estimated Millions of Dollars


22.6
7.2
4.5
2.8

- Education & Youth
- Safety & Social Services
- Civic & Arts
- Environment

Education and Youth is the cornerstone of ConocoPhillips' giving portfolio. By supporting education, the company helps communities strengthen their economic base and trains its future work force. In 2004, ConocoPhillips provided $16.5 million to universities around the world. ConocoPhillips also matches gifts from U.S. employees, directors and retirees to elementary and secondary schools, universities and technical institutes. In 2004, approximately $1.8 million of the corporate educational spending was contributed through this program.

Employee Volunteerism is another key emphasis for the company. One-on-one involvement in communities develops employee skills, facilitates teamwork, and helps employees understand and appreciate the interdependence between the company and the communities where it does business. ConocoPhillips supports the efforts of employees who volunteer in their communities through the company's Employee Volunteer Grant Program. U.S. employees may apply for grants of up to $3,000 for capital improvements and up to $500 for planning projects for charitable organizations in which they volunteer their time. Employee volunteerism also is fostered through company programs that encourage involvement in local charitable activities, such as support for the United Way and Special Olympics.

Community Input

ConocoPhillips' businesses strive to incorporate community input into the process of deciding where company contributions can be most valuable. For example, the ConocoPhillips Azerbaijan business unit employed a stakeholder process to gain input from local nongovernmental organizations, representatives of vulnerable groups, government and other members of the community into the operation's giving strategies and volunteer efforts. One project that resulted from such consultation was the Baku Exhibition and Sale of Arts and Handicrafts of Azeri disabled artists. Consultations with the disabled artists helped identify specific needs, while consultations with government agencies helped determine the best ways to contribute. Rather than simply making a cash donation, ConocoPhillips provided materials to the artists, so that they could produce and sell their works at the exhibition, thereby gaining income, recognition and self-esteem.

After the success of the first exhibit, ConocoPhillips was contacted by the Azerbaijan Embassy in the United Kingdom to exhibit works of the disabled artists in London. The exhibition drew international attention to the problem of the disabled in Azerbaijan. Through the money and recognition earned from the exhibitions, the disabled artists founded artistic and sewing workshops and have gained new commissions.

The Search for Solutions





Health, Safety & Environmental Performance

HSE Policy, Management System & Audits

ConocoPhillips' Health, Safety and Environment (HSE) policy 1 applies to all owned and operated locations and commits the company to working with its subsidiaries, affiliates, contractors and governments worldwide to gain their support in adhering to the company policy. ConocoPhillips' Health, Safety and Environment Policy commitment reads as follows:

> *ConocoPhillips is committed to protecting the health and safety of everybody who plays a part in our operations, lives in the communities in which we operate or uses our products. Wherever we operate, we will conduct our business with respect and care for both the local and global environment and systematically manage risks to drive sustainable business growth. We will not be satisfied until we succeed in eliminating all injuries, occupational illnesses, unsafe practices and incidents of environmental harm from our activities.*

ConocoPhillips has instituted an HSE management system standard as a tool for implementing the HSE policy and ensuring effective HSE programs.

The company audits its facilities against the HSE policy. Any gaps in performance against the standard result in a nonconformance that requires the business to develop a corrective action plan. Plans are updated at least every six months, at which time a business with a prior nonconformance must report to management whether it has been corrected. Large, complex facilities are audited annually, alternating emphasis between health and safety the first year, environment the second year, and management systems the third year. Company-wide, in 2004, corporate auditors performed 60 compliance audits for health, safety and environment and 15 management system audits. Sites also perform their own HSE and management system self-assessments regularly.

HSE Data Assumptions

The HSE metrics presented in this report are based on the following assumptions:

For most indicators, data are presented for three geographic regions: North America, Europe and Asia Pacific/Other. "Other" includes Venezuela, Middle East and Africa.

The business sector charts reported for most parameters depict the top three sectors in the company for that parameter, plus a category named "Other," which includes all other sectors combined. For each indicator, the top three sectors may be different, as can the sectors in the "Other" category. These charts illustrate which business sectors are most significant for a particular HSE indicator.

The HSE proforma data for 2002 is presented as if the merger had occurred on January 1, 2002.

All reported HSE data are based on operated assets only. Environmental data are represented as 100 percent ownership interest regardless of actual share owned by ConocoPhillips. Data is reported in metric tons (referred to as tonnes).

Reported data for air emissions, hydrocarbon spills and waste are broken down into two groups: E&P and Midstream, and R&M.

Select environmental data for 2003 is provided. Environmental data for 2004 will be published on *http://sd.conocophillips.com* by the end of the third quarter of 2005.

The total E&P emissions are normalized using barrels of oil equivalent (BOE) as a factor of production operations. For gas production and liquefied natural gas, 6,000 cubic feet of gas is assumed to be equal to one BOE. For gas processing plants, the BOE normalizer includes only liquid production of ethane, propane, butane and condensate.

The R&M normalized data are presented for refining only, which is the major sector of R&M operations. Refining data are normalized based on million barrels of oil equivalent (MMBOE), which represents the number of barrels of crude oil and other hydrocarbon feedstock input to the refineries.

Due to different reporting practices of the two companies prior to the merger, metrics are not available for some HSE issues of interest to stakeholders. The company is refining its HSE data systems and will report additional indicators in the future.

1: The full HSE policy can be viewed at [illegible]

ConocoPhillips employs an incident notification standard and system for failures and situations that can cause the potential for failure (or near misses). The computerized system ensures that senior management is notified within one business day for significant incidents and are telephoned immediately for the most serious incidents. Investigations seek to identify the root cause of the incident or near miss, and key learnings are communicated within the company to help prevent recurrence.

Occupational Safety & Health

Safety Performance

ConocoPhillips' safety goal is zero injuries, illnesses and incidents. Improvements in company safety statistics in 2003 and 2004 are a start toward achieving these goals. However, the company acknowledges its performance in safety must improve further.

In 2004, 40 percent of the ConocoPhillips business and support organizations for which safety statistics are reported achieved the goal of zero recordable employee injuries. Sixteen percent also achieved zero recordable contractor injuries.

A key to improving safety performance is focusing on safe behavior. ConocoPhillips' operations develop programs that emphasize a worker's personal responsibility for working safely and encourage a culture of watching out for each other. Supervisors are encouraged to "walk the talk," ensure their behavior sets an example, and identify ways to reinforce safety messages with employees.

Several ConocoPhillips' operations employ Safety in Motion, a behavior-based safety process and ergonomics program. On the behavior side, employees learn safety auditing skills – observing people while they work, reinforcing safe work practices, and correcting unsafe acts and conditions. On the ergonomic side, employees use Safety in Motion's proven training and action system to reduce the incidence of musculoskeletal pain and injury, including common and costly strains, sprains, back pain, tendonitis, slips and trips. The five-module

Safety Performance Data*

The employees and contractors that make up the company's global work force improved their total recordable rate (TRR) 31 percent from 1.13 injuries per 100 workers in 2002 to 0.78 in 2004. In both 2003 and 2004, 21 percent of all injuries were serious enough that the worker had to lose time from work, compared to 19 percent in 2002. Four of the injuries proved fatal in 2003, as did two in 2002. There were no fatalities in 2004.



Work Force Total Recordable Rate (TRR)
Company
Corporate
E&P and Midstream
R&M
0
0.5
1.0
1.5
2004
2003
2002
Employee and Contractor TRR
2004
Company
Corporate
E&P and Midstream
R&M
0
0.5
1.0
1.5
Contractor
Employee
Work Force Recordable Injuries by Business Sector
2004
31%
11%
6%
52%
Global Refining
Global E&P
Global Marketing
Global Other
Work Force Lost Workday Case (LWC) Rate
Company
Corporate
E&P and Midstream
R&M
0
0.25
0.5
2004
2003
2002
Employee and Contractor LWC Rate
2004
Company
Corporate
E&P and Midstream
R&M
0
0.25
0.5
Contractor
Employee
Work Force TRR by Geographic Region
Total Company
Total North America
Total Europe
Total Asia Pacific/Other
0
1.0
2.0
2004
2003
2002

*Data revised as of March 15, 2005.

program emphasizes shifting forces to parts of the body designed to handle those stresses. Training gives employees practical techniques to reduce physical stress and strain, boost balance and strength, and improve productivity.

The company has implemented several programs to drive contractor safety improvements, including:

Contractor Health & Safety Standard – This standard, instituted in April 2004, supplements the HSE management system standard by establishing minimum expectations for health and safety management of contractors.

E&P and R&M Contractor Safety Functional Excellence Team – This team works on contractor safety issues common across all businesses. The team is standardizing the contractor pre-qualification process and assessing incident trends to identify and address root causes. The team also helps share best practices across the company.

Refining Contractor Safety Network – Refining representatives have started a contractor safety network with monthly conference calls to share information, including contractor pre-qualification, performance auditing, management incident reviews, HSE management system implementation for contractors, injury analysis, action plan development, and security background evaluations.

E&P Best Practices Benchmarking – E&P is in the early stages of establishing an internal gap analysis based on lessons learned from industry leaders in contractor safety.

Industrial Hygiene and Occupational Medicine Standard

ConocoPhillips has instituted an industrial hygiene and occupational medicine standard, which establishes overall requirements for assessment and control of work place health hazards, medical surveillance to monitor and validate the effectiveness of the control measures employed, and the determination of applicable exposure limits. This standard is included in the company's HSE audit process. (See page 23 for more on the audit process.)

Ergonomics

Ergonomics is the science of studying people at work, and then designing tasks, jobs, tools, equipment, facilities and the environment so that people can be safe, healthy, effective, productive and comfortable. Guidance documents and risk assessment tools are available for office-related work situations. Field-related programs are being piloted in ConocoPhillips' businesses.



The company's Borger, Texas, refinery earned the OSHA Voluntary Protection Program "Star" rating, along with the technology centers in Ponca City and Bartlesville, Oklahoma.

Health Care is a Priority Everywhere

Each ConocoPhillips business unit is prepared to address employee health needs. In remote locations, that often requires extra consideration. Basic medical facilities are provided in areas where medical help is absent or lacking. These facilities vary according to need and may include the provision of first-aid posts, ambulances and medics. Where local medical facilities are present, extra equipment or medications may be donated to those facilities, enhancing care for ConocoPhillips employees, as well as local residents.

A look at the company's processes in the Middle East provides an example. Employees working offshore Dubai must have pre-placement and annual physical examinations. The pre-placement exam identifies employees with medical conditions that could jeopardize their health if medical care was delayed due to remote operations or increase the risk of accident or injury at work.

Employees who become ill offshore are usually brought onshore for treatment, unless they are likely to recover quickly without medical help. If the health issue is serious or requires surgery, the company admits employees to a hospital and monitors their condition. While recovering, employees are housed at ConocoPhillips' onshore complex near its clinic so that a nurse or doctor can visit daily, speeding recovery.

When chronic illness or injury prevents someone from continuing work in his or her current job, attempts are made to accommodate the employee. Discussions are held with the employee's managers and job restrictions are established. Although not practical in all cases, employees are often able to utilize their skills – temporarily and sometimes permanently – elsewhere in the company.

Safe Handling of Chemicals

ConocoPhillips is an active partner in the U.S. Environmental Protection Agency's high production volume chemical testing program. 1 The *purpose of the program is to provide information* on potential health and environmental impacts of chemicals produced in large volumes in the United States, but for which impact data is not publicly available. Through testing groups set up by the American Petroleum Institute and the American Chemistry Council, ConocoPhillips is sponsoring health and environmental effects testing on nearly 400 products and refinery intermediate streams.

Being a Safe Neighbor

The company must ensure that its presence does not compromise the safety of the community – not only for employees, but also for neighboring residents and the local environment. The company does so by strengthening the integrity of its facilities and equipment to prevent incidents, preparing for emergencies, and responding quickly. ConocoPhillips also seeks to share its safety values with the community at large.

Mechanical Integrity

Part of reaching the company's safety goal of zero is to eliminate unplanned events by strengthening mechanical and operating integrity programs. ConocoPhillips follows industry standards on managing equipment and has established additional internal standards for fixed assets and equipment. All company-owned and -operated refineries and many upstream assets are participating in a peer assist program, in which employees visit other locations to share ideas for improving mechanical integrity.

During 2001 and 2002, the consulting firm Det Norske Veritas performed mechanical integrity audits of the company's U.S. and U.K. refineries and major E&P assets. Areas suggested for improvement include elevating the *organizational focus on mechanical integrity*; the development of mechanical integrity metrics; strengthening management of change processes and auditing programs; and enhanced training. The improvement opportunities were prioritized after being divided into site or global issues. Each refinery and E&P asset, along with support from the company's technology groups, has developed plans to address the key areas.

In 2003 and 2004, key mechanical integrity metrics were established to measure performance and track improvement progress. Also, the mechanical integrity portion of the corporate HSE auditing process was updated to ensure additional focus on mechanical integrity.

The mechanical integrity program for the company's crude oil gathering system has yielded significant results. The program involves implementing *measures beyond current regulations* to reduce leaks and spills, including additional testing and cleaning of the gathering lines and upgrading components to materials with greater corrosion protection. These efforts have contributed to reducing the *number of pipeline* releases by more than 40 percent since 2000.

(Percentages present pro forma as if the merger had occurred on January 1, 2000.)

Several significant events occurred at company facilities between late 2002 and mid-2004. In all major incidents, the company conducts full investigations to identify root causes and steps to prevent a recurrence. The following incidents attracted particular public concern:

- An explosion and fire at the Ponca City, Oklahoma, refinery resulted in injuries to five employees and one contractor. One of the employees died as a result of his injuries.

Safety a Benefit to Propane Customers


Safety
CIRCLE

- A storage tank in Glenpool, Oklahoma, caught fire, spilling diesel fuel and crude oil. As a precautionary measure, residents within a one-mile radius were evacuated for two days.
- Mechanical failures occurred in a boiler at the Carson, California, refining facility, and a power failure occurred at the Lake Charles, Louisiana, refinery. The Lake Charles incident resulted in a release of sulfur dioxide.
- Fires occurred at: an out-of-service tank undergoing mechanical repairs at the Sweeny, Texas, refinery; a product terminal struck by lightning in East St. Louis, Illinois; a naphtha hydrotreater unit at the Alliance refinery in Belle Chasse, Louisiana; and a catalytic feed hydrotreater at the Wood River refinery in Roxana, Illinois. In these cases, company emergency response or operations personnel expediently brought the situation under control and minimal injuries were sustained.

Key learnings from incidents are shared to prevent like or similar incidents.

Strengthening Community Relationships

In 2001, the Humber refinery's relationship with the neighboring community was tested when an explosion and fire in the saturate gas plant caused damage to area homes. Although the plant was quickly and safely shut down and no major injuries resulted, relationships with the local community were seriously affected. As a result of the incident, a community liaison team was formed to help residents repair property damage and to reassure them of the refinery's commitment to safety.

In an effort to further strengthen the relationships built by the community liaison team, the Killingholme Area Advisory Group (KAAG) was formed in 2003. The group is comprised of a mixture of local citizens and representatives from refinery management, who meet monthly. The KAAG members voice any community concerns or issues to the refinery management, who also keep the KAAG updated on operations.

The KAAG members disseminate to the community the information discussed in the meetings and provide an opportunity for other neighbors to ask questions by producing a quarterly newsletter and erecting a KAAG village notice board. The newsletter promotes awareness of the refinery's operations, any problems that may have arisen and how they were solved, and includes questions asked and answered. The group continues to work on better means of communication. For example, they have launched their own extranet site (*www.kaag.co.uk*), administered by one representative each of the ConocoPhillips refinery and the community.

The KAAG also has leveraged the refinery's investment in community projects. The group has helped to identify where the refinery's involvement in the community can be of greatest benefit, which



The KAAG identified an opportunity for Humber employees to help increase community pride. Local school children were provided with seeds, taught how to help them grow, then with Humber employees planted them in village flower beds.

has contributed in 2004 toward community efforts being included in the Humber refinery's key focus areas. A total of 614 community projects were carried out by refinery employees during 2004, many of which centered around employees' volunteer efforts in the community. As a result, relationships with the local community have dramatically improved, achieving a key community goal identified by the KAAG – increasing neighborhood pride.

Marine Integrity

Combined, ConocoPhillips and its subsidiary, Polar Tankers, own a total of 13 tankers. Eleven of the 13 tankers are double-hulled, with one additional double-hulled vessel to be completed by early 2006. The full



The *Polar Discovery* is a double-hulled ship in ConocoPhillips' fleet.

ConocoPhillips and Polar Tankers tanker fleet will be double-hulled in 2008. All of the company's 14 barges also are double-hulled. The company has a ship vetting plan – a review of a vessel's safety management, security and maintenance history, and procedures that take place before a vessel may carry its product – for both ConocoPhillips' fleet and contracted vessels, including barges. And the company has expanded its management system audit process to include contracted ships and barges, as well as the company fleet.

ConocoPhillips has upgraded its marine environmental impact policy to treat all oceans, not just those designated by the International Convention for the Prevention of Pollution from Ships (MARPOL), 1 as MARPOL Annex V special areas by 2006. This means being capable of retaining oily wastes on board or discharging them to onshore reception facilities.



During a SONS drill, incident commander Jay Jones (second from right) discusses response plans with colleagues from the U.S. Coast Guard and the California Department of Fish & Game.

Crisis Management & Emergency Response
ConocoPhillips has developed an integrated global emergency response process. The process includes response capabilities and crisis management plans at the corporate, regional and local level. All plans include regular training, equipment maintenance and review of procedures.

ConocoPhillips is a member of the tier three oil spill response organizations that cover the regions of the world in which it operates. Membership in these cooperatives extends company access to resources both equipment and trained personnel – that can provide immediate emergency assistance.



Please Buckle Up

Community Safety

The company's concern for safety extends to its employees' families and the communities in which it operates, and many company locations have safety outreach programs. For example, employees in Ponca City, Oklahoma, have created an Off-the-Job Safety Committee (OTJSC) to promote individuals' value for a safe lifestyle to reduce off-the-job incidents and perpetuate the understanding and practice of safety procedures for all employees and their families. Some of the activities the committee undertakes include:

- A Safety Store that provides safety items to employees and retirees at cost.
- Safety tips in employee newsletters.
- "Lunch and Learn" brown bag sessions – professional emergency responders in the community present updates/changes to emergency plans (including environmental shelter-in-place) for the Ponca City area.
- Safety presentations by OTJSC members given at local schools.
- A week-long Summer Safety Day Camp for employees' children.
- Partnering with Oklahoma Safe Kids Coalition and other local agencies to check the safety of children's car seats and distribute information on child passenger safety.
- Distributing bicycle safety information along with bicycle helmets for National Safe Kids Week.
- Conducting boating safety classes that are open to the community.
- Providing information to employees on home fire escape planning and fire safety during National Fire Prevention Week.

ConocoPhillips OTJSC employees dressed up as crash test dummies at the local high school to encourage students to "Please Buckle Up."

- Displaying eye protection items from the Safety Store and distributing information about saving vision during Save Your Vision Week.
- Talk-back television – continuous loop safety presentations are displayed on various monitors around the Ponca City complex, including the refinery.

1 http://www.londonconvention.org/marpol73.htm

ConocoPhillips participates in and helps coordinate Spill of National Significance (SONS) drills – mandated by the Oil Pollution Act of 1990 – which are conducted every two to three years under the direction of the U.S. Coast Guard. One of several emergency response exercises ConocoPhillips engages in, SONS drills are designed to foster significant improvements in the preparedness, prevention and oil spill response efforts of the U.S. government and the petroleum industry. The drills, funded jointly by government and industry, typically involve a year of planning by the major public and private sector participants.

In April 2004, trained ConocoPhillips personnel joined more than 1,100 other incident responders from the U.S. Department of Homeland Security, the U.S. Coast Guard, the government of Mexico, the U.S. and Mexican Navies, the state of California, another oil company and numerous spill response contractors to practice implementing their oil spill contingency plans. The scenario was a vessel collision, a ship explosion and two major oil spills – all in the same morning, off the California coast.

Drill participants staffed local unified command posts in San Diego and San Pedro, California, supplemented by a national incident command center in Los Alamitos, California, and a response center in Ensenada, Mexico. According to Dale Summerlin, emergency response manager at the time for ConocoPhillips, feedback has been very positive. "I heard from state and federal agencies that the industry response was outstanding, and our integration into the various response groups was seamless."

ConocoPhillips' crisis management and emergency response planning extends to the community. For example, company fire schools are open to members of the municipalities' emergency responders.



An oil spill response vessel deploys a boom and skimmer as part of a drill.

Hydrocarbon Spills Metrics

ConocoPhillips records and reports information on liquid hydrocarbon spills from primary containment that are one barrel (42 gallons) or greater. While comparative data for spills over one barrel is not available for 2002, data for 2003 and 2004 are shown below. In the greater than one barrel category, the volume of spilled liquid hydrocarbon increased by 9 percent from 2003 to 2004, while the number of spills decreased by 15 percent. Of the total volume spilled in 2003, about 70 percent was recovered. In 2004, 53 percent of the total volume spilled was recovered.

Between 2002 and 2003, the volume of spills greater than 10 barrels decreased by 37 percent from 14,673 to 9,244 barrels. Spill volume in this category increased by 15 percent to 10,662 barrels from 2003 to 2004, while the number of spills increased from 126 to 135, or 7 percent.

Improvement was seen in reductions of the number of significant spills (greater than 100 barrels) from 2002 to 2004. The number of spills greater than 100 barrels was reduced by 33 percent from 2002 to 2003 and by another 6 percent from 2003 to 2004. The volume spilled was reduced by 56 percent from 11,126 barrels in 2002 to 4,951 barrels in 2003, but increased in 2004 to 7,084 barrels.

Volume of Spills >1 Bbl

Numbers inside colored portions of bars represent number of spills.

2004
2003
0 5 10 15
Thousands of Barrels
E&P and Midstream
R&M

Volume of Spills >10 Bbls

Numbers inside colored portions of bars represent number of spills.

2004
2003
2002
0 5 10 15
Thousands of Barrels
E&P and Midstream
R&M

Volume of Spills >10 Bbls Business Sector

2004
27%
4%
28%
41%
Global Refining
Global E&P
Global Transportation & Terminals
Global Other

Volume of Spills >10 Bbls Geographic Distribution

2004


9%
7%
84%

Total North America
Total Europe
Total Asia Pacific/Other

Environmental Performance

As stated earlier, ConocoPhillips' approach to protecting the environment is guided by its HSE Policy and monitored through the management system standard, audits, incident notification processes and performance reporting.

Select environmental data for 2003 is provided in this section. Environmental data for 2004 will be published on *http://sd.conocophillips.com* by the end of the third quarter of 2005.

Treading Lightly in the Arctic

The tundra of the Alaska North Slope and northwest Russia hold vast oil reserves and also are important and sensitive ecological systems. ConocoPhillips recognizes stakeholders' interest that any development be done in a manner that protects the environment. One way the company treads lightly in arctic regions is by using the concept of padless exploration and development, which uses ice and packed snow in place of gravel well pads and gravel roads. It also includes drilling exploration and/or production



The insert shows an exploratory well on an ice pad in the Alpine field in Alaska. The surrounding picture shows the same site six months later. All that remains is an 8-foot square well house (the white cube).

wells from ice pads, placing the well site facilities on piles, restricting the physical size of production equipment, automating support of remote operations, and limiting surface access in non-winter periods to helicopter travel only.

Air Emissions

Clean Fuels

In 2004, refiners were required to start lowering the sulfur content of gasoline sold in the United States. Most refiners must reach an average of 30 parts per million (ppm) by January 1, 2006. Prior to this new regulation, average conventional gasoline in the United States contained 330 ppm of sulfur.

By June 2006, the U.S. Environmental Protection Agency (EPA) rules will require a 97 percent reduction in the sulfur content of highway diesel fuel (from its current maximum level of 500 ppm) to 15 ppm. According to the EPA, use of this fuel in buses and trucks in conjunction with emission controls reduces criteria pollutant emissions at the tailpipe by almost 95 percent. This will have significant environmental benefits. Another EPA rule will reduce the sulfur standard for non-road diesel from 5,000 to 500 ppm in 2007, to 15 ppm for farm and construction vehicles by 2010, and to 15 ppm for locomotive and marine uses by 2012.

The U.S. sulfur phase-down exemplifies the worldwide trend toward cleaner petroleum fuels. ConocoPhillips is investing about $2 billion over five years to meet clean fuels regulations. In 2004, approximately one-third of ConocoPhillips' refining and marketing capital



In 2004, the Lomonosov Foundation and the Arkhangelsk Oblast Environment Committee recognized the Polar Lights Company (50 percent owned by ConocoPhillips) for its environmentally-friendly technology and processes used in building the Ardalin Satellite field facilities.

budget was allocated toward clean fuels programs in its U.S. and international operations.

During 2003, the company completed projects to produce low-sulfur gasoline at the Ponca City, Oklahoma; Roxana, Illinois; and Ferndale, Washington; refineries. The Ferndale refinery project installed the proprietary ConocoPhillips S Zorb™ Sulfur Removal Technology – the largest unit built with this technology to date – which will comply with stringent government gasoline sulfur regulations. Construction of a new diesel hydrotreater has begun at ConocoPhillips' Rodeo facility at the San Francisco Area refinery and is expected to produce ultra-low sulfur highway diesel one year ahead of the EPA June 2006 deadline.

Criteria Pollutants

Sulfur Oxides (SOx) are acidic gases produced during the combustion of fuels that contain sulfur compounds. The majority of SOx emissions originate from sulfur contained in fuel and occur as sulfur dioxide. SOx and nitrogen oxide together contribute to acid rain. Overall, the company's 2003 SOx emissions were about 85,000 tonnes compared with 91,000 tonnes in 2002. However, when adjusted for asset acquisitions and divestitures, operating fluctuations, and data improvements, the 2003 SOx emissions were about 3,000 tonnes lower than the comparable 2002 results. Reduction projects at E&P operations and two refineries contributed to the net SOx reduction.

Nitrogen Oxides (NOx) are the sum of nitric oxide and nitrogen dioxide. Nitrogen oxide emissions occur almost exclusively from the combustion of fossil fuels in boilers, heaters, engines, flares and turbines, and are a function of the type and quantity of fuel burned and the type of combustion device in which they are burned. Nitrogen oxides can lead, in the presence of volatile organic compounds and sunlight, to the formation of smog.

Overall, total 2003 NOx emissions were about 104,000 tonnes, compared with 2002 emissions of about 100,000 tonnes. However, when adjusted for acquisitions and divestitures and data improvements, 2003 NOx emissions were unchanged, compared with 2002.

Other Criteria Pollutants. ConocoPhillips is collecting and validating Volatile Organic Compounds and particulate matter emission data and is refining its systems so that it can report this data in the future.

EPA Consent Decree. ConocoPhillips signed an agreement with the U.S. Environmental Protection Agency (EPA) on Jan. 27, 2005, to reduce air emissions at nine of ConocoPhillips' U.S. refineries in seven states. The settlement is expected to reduce emissions from these facilities by approximately 65 percent through the installation of more than $500 million of state-of-the-art pollution control technologies. The company's other three U.S. refineries were included in a similar settlement reached in 2001.

SOx and NOx Metrics

Total SOx
2003
2002
0 20 40 60 80 100
Thousands of Tonnes
E&P and Midstream
R&M
Total NOx
2003
2002
0 20 40 60 80 100 120
Thousands of Tonnes
E&P and Midstream
R&M
SOx Geographic Distribution
2003
3%
7%
90%
Total North America
Total Europe
Total Asia Pacific/Other
NOx Geographic Distribution
2003
11%
11%
78%
Total North America
Total Europe
Total Asia Pacific/Other
SOx by Business Sector
2003
52%
10%
14%
24%
Global Refining
Global Specialties
Global Transportation & Terminals
Global Other
NOx by Business Sector
2003
23%
14%
14%
49%
Global Refining
Global E&P
Global Transportation & Terminals
Global Other
SOx Tonnes per unit of Production
2003
2002
0 10 20 30 40 50 60
Tonnes/MMBOE
E&P and Midstream
Global Refining
NOx Tonnes per unit of Production
2003
2002
0 10 20 30 40 50 60 70 80
Tonnes/MMBOE
E&P and Midstream
Global Refining



Opportunities to reduce carbon dioxide (CO_2) also are being investigated in the company's technology efforts, such as its E-Gas technology.

ConocoPhillips is pleased, that by working together with the agencies, it found solutions that will significantly reduce emissions, while enabling the company to continue to provide its customers with a reliable supply of quality fuels. ConocoPhillips places the highest priority on its commitment to operate safely and in an environmentally responsible manner.

The company entered into negotiations voluntarily. The discussions with the EPA and the Department of Justice have been ongoing since 2000. When combined with the earlier agreement, all ConocoPhillips U.S.-based refineries now will be part of a consent decree. Because it was negotiated in good faith, the settlement was reached without litigation.

Over the past three years, the United States has reached similar agreements with many other refiners.

Climate Change

As stated in its 2003 Climate Change Position Statement, 1 ConocoPhillips recognizes that human activity, including the burning of fossil fuels, is contributing to increased concentrations of greenhouse gases (GHG) in the atmosphere, which can lead to adverse changes in global climate. While the debate continues over the extent of human contributions and the timing and magnitude of future impacts, the company is committed to taking action now to begin addressing the issue.

Implementing the Climate Change Position

In 2004, ConocoPhillips took several actions toward implementing its climate change position. The company's E&P and R&M businesses began assessing data to develop objectives to reduce GHG emissions. Guidance for integrating climate change considerations into ConocoPhillips' project planning and approval processes is being developed in conjunction with efforts to integrate sustainable development. The company actively engages in discussions on climate change through memberships in the American Petroleum Institute (API) and the International Petroleum Industry Environmental Conservation Association. In 2004, ConocoPhillips joined the International Emissions Trading Association.

Developing Business Opportunities

In 2004, ConocoPhillips created a Global Gas unit within its E&P business to focus the company's efforts in the development and management of lower-carbon natural gas. The company is performing internal research and participating in a number of joint industry projects that are focused on increasing its understanding of carbon dioxide (CO_2) sequestration, and reducing capture and storage costs through development and

Clean Power for the United Kingdom

application of new technology. These projects include WESTCARB (the U.S. Department of Energy's West Coast Regional Sequestration Partnership), the SINTEF Group study of CO_2 for enhanced oil recovery and disposition in aquifers in Norway, and the Alberta Research Council's Enhanced Coalbed Methane Consortium. ConocoPhillips also is a member of CO_2Net, the European network of CO_2 researchers, developers and users of CO_2 mitigation technology. In addition, ConocoPhillips has joined the CO_2 Capture Project.

Preparing for Regulation

ConocoPhillips' U.K. and Canadian businesses are actively preparing for GHG regulations in those countries, beginning in 2005 and 2008, respectively. Since the start of 2005, ConocoPhillips facilities across Europe have been subject to

Greenhouse Gas (GHG) Metrics*

ConocoPhillips reported total GHG emissions *include carbon dioxide* (CO_2) emissions from operations (which includes the emissions associated with electricity and steam sold by the company), CO_2 emissions from purchased electricity, CO_2 emissions from purchased steam, and methane (CH_4) emissions from operations in terms of CO_2 equivalent.

Greenhouse Gas Emissions

2003

11%
3%
4%
82%

- CO_2 from Operations
- CH_4 as CO_2 Equivalent
- CO_2 from Purchased Steam
- CO_2 from Purchased Electricity

Carbon dioxide from operations, the major component of total company GHG emissions, includes emissions from process operations such as exhaust from combustion sources and vented CO_2. The scope of CO_2 reporting excludes emissions associated with products sold and company-operated transports except for marine vessels. (See page 39 for more information on the company's GHG emissions calculations methodology.) Refining operations are energy intensive and account for the majority of the company's direct CO_2 emissions.

Methane emissions are a minor fraction of the total GHG emissions from operations. These emissions result from vents on tanks, separators or other vessels, leaks from valves and flanges, or natural gas vented during maintenance or emergency procedures. Methane also is found in exhaust gases as a result of incomplete fuel combustion. The majority of the company's methane emissions are from its E&P operations.

The company's total 2003 CO_2 equivalent GHG emissions were approximately 53 million tonnes. Previously reported 2002 GHG emissions have been restated to approximately 50 million tonnes, in order to include emissions from purchased steam and to reflect improvements in data quality and completeness. In 2003, GHG emissions increased by about 2.8 million tonnes from the restated 2002 estimate due to business growth (2.5 million tonnes) and operating fluctuations (0.3 million tonnes).

GHG (CO_2 Equivalent)


2003
2002
0
10
20
30
40
50
60
Millions of Tonnes
E&P and Midstream
R&M

GHG (CO_2 Equivalent) by Business Sector

2003


7%
9%
26%
58%
Global Refining
Global E&P
Global Gas Processing
Global Other

Greenhouse gas emissions from the refining sector were approximately 58 percent of total company GHG emissions, or 31 million tonnes in 2003. Refining GHG emissions normalized per unit of throughput are about 33,000 tonnes CO_2 equivalent per million barrels of hydrocarbon refined. E&P 2003 GHG emissions, including exploration, production and gas processing operations, account for about 35 percent of total company emissions. Normalized E&P GHG emissions are about 20,000 tonnes per million barrels of oil equivalent.

GHG (CO_2 Equivalent)
Geographic Distribution

2003


11%
13%
76%
Total North America
Total Europe
Total Asia Pacific/Other

GHG Tonnes per unit of Production


2003
2002
0
10
20
30
40
Thousands of Tonnes/MMBOE
E&P and Midstream
Global Refining

*See page 23 for more information on HSE data assumptions and page 39 for more information on emissions calculations.

the European Union's emissions trading program. The company's commercial organization is preparing to trade CO_2 allowances in order to optimize ConocoPhillips' net emissions position for businesses in Europe. The trading group will focus on minimizing the cost of procuring any additional allowances required to meet compliance and maximizing the value of any excess allowances.

In 2003, the company and its partners submitted the gas flare elimination project for the company's Rang Dong field in Vietnam for approval as a Clean Development Mechanism (CDM) project under the Kyoto Protocol. The project's GHG accounting methodology became the ninth methodology (and the first for the industry) approved by the CDM executive board. The project itself is in the CDM validation/registration process. A final decision from the CDM executive board is expected during 2005.

Flaring

Flaring occurs when produced gas is burned off as a safety precaution or when there is no infrastructure for capturing, transporting and beneficially utilizing the gas. Flaring is both an environmental issue and an economic issue as flared gas is lost product. The company has begun collecting flaring data and will be refining its systems so that it can report flaring data in future reports.

Energy Efficiency

Using energy efficiently is both an environmental benefit through reduced air emissions as well as an economic benefit for the company by lowering the cost of production. As part of the API's Climate Action Challenge, ConocoPhillips has committed to improving the energy efficiency of its U.S. refining operations by 10 percent by the year 2012, as measured by the Solomon Energy Efficiency Index. The company has begun collecting and validating company energy use data to include energy metrics in future reports.



Company pipelines employ ConocoPhillips Specialty Products drag reducer technology, resulting in the ability to move more barrels of product with less energy. In addition, the drag reducer allows the *pipelines to be operated at a lower pressure, reducing energy costs.*

Waste

ConocoPhillips launched a Stamp Out Waste campaign in 2003, which, due to its success, was repeated in 2004. Of the nearly 200 submissions, from individuals and teams of employees worldwide, 13 ideas or projects were selected in 2003 and 11 in 2004 for special recognition.

Evaluation criteria used to judge submissions emphasized the fit of an idea within the pollution prevention hierarchy of "Reduce,



Waste Reduction Efforts in China Applauded

The People's Republic of China's State Oceanic Administration has recognized ConocoPhillips' China business unit for outstanding contributions and commitments to China's environmental protection efforts. The Administration awarded then Loss Prevention Vice President Mark [illegible] (pictured above) with the distinguished Marine Environmental Protection Model Award. The award recognized several firsts for offshore oil operators in China: reinjecting drill cuttings versus disposing overboard, obtaining ISO 14001 certification, and continuing to reduce produced water discharges to 5 percent through reinjection practices for future developments.

Reuse/Recycle, Safely Dispose," with education as an additional core value. In 2004, additional emphasis was placed on waste minimization projects that had been implemented in the workplace. Projects included ways to reduce hazardous waste at refineries, evaluate total life cycle costs in materials purchases, achieve cleaner power by replacing lead acid batteries with fly wheels which run on kinetic energy, recycle abandoned pipelines, enhance oil recovery from wastewater, reduce paper usage, improve spill containment methods, and reduce the tire waste from truck fleets.

The Stamp Out Waste program team has made all ideas submitted available to business units and staffs throughout ConocoPhillips.

Waste Metrics

Waste metrics collected and reported include hazardous waste, non-hazardous waste and recycled residual materials. Hazardous waste includes all waste that is regulated as hazardous, toxic, priority, special or any other similar term as defined by an appropriate regulatory agency or authority. Non-hazardous waste includes industrial wastes resulting from company operations that are not designated or listed as hazardous by a regulatory agency.

Waste Profile


2003
48%
9%
43%
Recycled
Non-Hazardous
Hazardous Waste

Recycled materials are residual materials from an industrial or commercial process that are not sold as product or disposed of as waste, but are reused, reclaimed or recovered for beneficial use.

Of the total 753,000 tonnes of residual materials managed by ConocoPhillips businesses in 2003, nearly half were recycled or reused, about 9 percent were hazardous waste, and the balance were non-hazardous waste.

Operating segments typically generate different hazardous and non-hazardous waste streams.

R&M, primarily due to the large refining sector, generates about three-fourths of the total company hazardous waste. In R&M, major shutdowns and periodic maintenance activities can result in spikes in total waste generated from year to year. In E&P, drilling wastes and other one-time wastes can cause periodic fluctuations in waste quantity.

Hazardous Wastes


2003
2002
0
25
50
75
Thousands of Tonnes
E&P and Midstream
R&M


Multiple Perspectives Identify Decommissioning Solutions in the North Sea

The quantity of hazardous waste managed by ConocoPhillips' businesses in 2003 was about 64,000 tonnes. This was 3,000 tonnes less than managed in 2002, primarily due to fewer refinery maintenance activities in 2003.

Risk Management & Remediation

ConocoPhillips is remediating or restoring more than 4,000 properties with surface or subsurface contamination. The company's responsibility for remediation can arise from various situations, including properties currently owned by ConocoPhillips, now owned by another party but previously owned by ConocoPhillips or one of its predecessor companies, jointly owned with one or more third parties, and those currently owned by others where ConocoPhillips has assumed individual or joint responsibility for cleanup.

Where ConocoPhillips performs remedial activities, it minimizes risk to the health and safety of employees and the affected communities by employing appropriate technologies and operating practices at project sites, and being prepared for emergencies. By disposing of waste in an environmentally responsible manner, the company minimizes the impact of remediation activities.

Water

Fresh water is a limited resource that is becoming increasingly scarce in many parts of the world. The United Nations has defined water as one of its highest priorities for action in the next decade. As with any natural resource, ConocoPhillips has an obligation to conserve and use water wisely. Oil and gas industry water issues include:

- Water produced with oil and gas (volumes, treatment, handling, discharges)
- Fresh water use versus reclaimed or salt water use
- Protection of surface water and groundwater from contamination by spills or leaks
- Facility process water treatment
- Water use for steam production and cooling

ConocoPhillips is studying various approaches for managing issues related to water. These include addressing the need for a corporate strategy on water management, investigating how the company can use its technical capabilities for improved water management, seeking opportunities to support local water resource projects, and determining goals for efficient water use.

Biodiversity and Environmentally Sensitive Areas

Biodiversity is the life support system of the planet, and its loss impacts all people. All aspects of society, including business, have a responsibility to conserve biodiversity,

Canada Seeks Water Options

ConocoPhillips Canada business unit has drilled a well at the Westerose field in central Alberta to determine the viability of using salt water instead of fresh water in waterflood operations, where water is injected into oil-filled geologic formations to enhance oil production at adjacent wells.

Though not mandatory, companies in the oil and gas industry have been asked to find ways to preserve Canada's fresh water supply by reducing or eliminating the amount used in their operations.

"This quest for an alternative to fresh water involved people across the organization," said Neil Spenceley, a former Westerose field engineer who has since transferred to Alaska. "The jury is still out on whether salt water will be an economical alternative in every situation, but we are moving in the right direction. Searching for salt water is more expensive, and there are greater risks, but it is the sustainable, responsible decision."

The Westerose team also worked with the community to find fresh water alternatives, meeting and listening to the concerns of residents in the Rimbey District, which covers the Westerose field. As a result, the company made the commitment not to use fresh water for waterflood projects in the Rimbey District.


Waterflood
Cross Sectional View
Production Well
Injection Well
Production Well
Injected Water
Residual Oil

This drawing shows how the waterflood technique can enhance oil production.

The company's efforts were noticed by Judy Winter, secretary for the Butte Action Committee for the Environment, a province-wide community group that seeks to preserve fresh water for future generations. "The people from ConocoPhillips worked with the residents rather than against them. They kept the communication channels open and listened to concerns."



The Orinoco Delta in the Gulf of Paria.

to encourage sustainable use of biological resources, and to promote equitable sharing of biodiversity benefits. ConocoPhillips' HSE policy currently guides the company in protecting the natural environment and biodiversity wherever it operates.

The company is studying the biodiversity issue and plans to develop a strategy for providing a consistent way to protect and conserve biodiversity. One example of ConocoPhillips' efforts can be found in the partnerships with diverse organizations the company is forming to protect the biodiversity of eastern Venezuela's Gulf of Paria. 1 In developing *pre-production* environmental baseline studies, the company included the input of representatives from Audubon Venezuela, the Smithsonian Institution, Fundación la Salle, Conservation International, Ecology & Environment, and Venezuelan academic institutions.

ConocoPhillips' Venezuela business unit works with the United Nations Development Program and the Venezuelan Ministry of Environment and Natural Resources, participating in a global environmental facility program for the conservation and sustainable use of the biological diversity of the biosphere reserve of the Orinoco Delta. In addition, the company has funded and is participating with Fundación Tierra Viva and other Venezuelan organizations on the development of illustrations, compact discs and tapes to broadcast bilingual (Spanish and Warao – the indigenous language) radio messages about the environment, culture and health in the Orinoco River Delta.

ConocoPhillips has signed a *Memorandum* of Agreement with Conservation International to develop a biodiversity action plan. The first product of that partnership was the development of the bulletin titled "Rapid Assessment of the Biodiversity and Social Aspects of the Aquatic Ecosystems of the Orinoco Delta and the Gulf of Paria, Venezuela." In 2004, ConocoPhillips and its co-venturers Eni Venezuela, Overseas Private Investment Corporation and Petróleos de Venezuela-Corporacíon Venezolana del Petróleo (PDVSA-CVP) hosted a symposium to share the information from environmental and biodiversity studies conducted in the Gulf of Paria and the Orinoco Delta in eastern Venezuela. The event drew representatives from the Venezuelan scientific community, federal and state governments, the oil industry, nongovernmental organizations, and the local fishermen and indigenous communities.

Some of the new discoveries presented included:

- The number of bird species registered in the Pedernales region has increased approximately 40 percent;
- 108 plant communities have been defined, including some new to the delta; and
- The mangrove thickets can reach a height of 40 meters (131 feet).

In addition to presenting biodiversity assessments of the area's aquatic ecosystems, the symposium also addressed topics such as trawl fishing and the associated issues, the socioeconomic realities of the region, and the threats and opportunities related to conservation and sustainable utilization of the region's biodiversity.



Economic Contribution

Contributing to the Global Economy

Economic Expenditures

ConocoPhillips contributes to the global economy in a variety of means, as outlined in the list below of 2004 economic expenditures. These figures illustrate the company's economic interaction with several of its key stakeholder groups – governments, shareholders, employees, suppliers, and lenders.

- Taxes – total taxes charged to income from continuing operations were $23.7 billion.
- Dividends – cash dividends paid on common stock equaled $1.2 billion.
- Capital expenditures – capital expenditures and investments totaled $9.5 billion.
- Expenses:
  - production and operating expenses were $7.4 billion;
  - selling, general and administrative expenses were $2.1 billion; and
  - exploration expenses were $703 million.
- Interest expense – interest and debt expense was $546 million.

Global Procurement

In choosing its procurement relationships, ConocoPhillips seeks suppliers that can uphold its core values and provide the quality and service needed for the best cost. The company procurement comes from vendors around the globe. ConocoPhillips has developed supply base diversity initiatives and processes that will facilitate the inclusion of locally owned, minority-owned and women-owned businesses in its supply base. The execution of ConocoPhillips' U.S. supply base diversity plan began in 2004 and includes education and training, outreach, tracking and reporting of program results.



Europe 17.3%
Asia 20.6%
Australia .8%
South America .5%
North America 60.5%
Africa .2%

This graphic reflects ConocoPhillips' geographical employee representation by continent as of Dec. 31, 2004.

Meeting Demand

ConocoPhillips' commercial organization helps realize the maximum value for crude oil and natural gas production while minimizing the cost of crude oil, feedstocks and fuel for the company's refineries. It efficiently manages disposition of the refined products, natural gas liquids and power produced at company facilities. At times, the commercial organization mitigates the effects of supply disruptions, such as the one that resulted from a labor strike in Venezuela in late 2002 and early 2003.

Each year, commercial moves more than 2.5 billion barrels of crude oil and refined products and 3.5 trillion cubic feet of natural gas in North America. ConocoPhillips' natural gas production portfolio and third-party gas marketing business have positioned the company to support future exploration and production projects, such as arctic gas and liquefied natural gas imports.

Commodity trading floors are located in Houston, Calgary, London and Singapore, providing around-the-clock commodity management for ConocoPhillips.



In Vietnam, ConocoPhillips and the Vietnamese government share a vision of growth in the Asia Pacific region. One factor contributing to recent success in the country is the Su Tu Den field.


Innovation
Capital Efficiency
Risk Management
Margin Improvement
Growth Enhancement
Total Shareholder Return
Economic
Jobs Creation
Skills Enhancement
Local Economic Impacts
Social Investments
Business Ethics
Security
Resource Efficiency
Product Stewardship
Life-Cycle Management
Products to Services
Socio-
Economic
Eco-
Efficiency
Sustainability
Social
Environmental
Socio-
Environmental
Diversity
Human Rights
Community Outreach
Indigenous Communities
Labor Relations
Clean Air, Water &
Land Emissions Reductions
Zero Waste, Releases & Spills
Biodiversity
Safety & Health
Environmental Regulations
Global Climate Change
Access to Potable Water
Crisis Management
Environmental Justice

We welcome your questions, comments and suggestions.

ConocoPhillips
600 North Dairy Ashford (77079-1175)
P.O. Box 2197
Houston, TX 77252-2197
USA

Web site: ***http://sd.conocophillips.com***
E-mail: ***email@conocophillips.com***


ConocoPhillips
elevate

www.conocophillips.com


World Business Council for
Sustainable Development

ConocoPhillips is a member of the World Business Council for Sustainable Development.



This report was printed with soy-based inks on 10 percent post-consumer waste recycled paper.

For More Information

On the ConocoPhillips Web Site

Please visit the company's Sustainable Development Web site, which will be updated regularly and will be the primary source for information about the company's sustainable development activities and performance:
http://sd.conocophillips.com

Additional areas of the Web site with information on sustainability-related topics or with information on the company include:

Sustainable Development
http://sd.conocophillips.com
- Sustainable Development Position Statement
- Climate Change Position Statement
- Renewable Energy Position Statement

Health, Safety and Environment
http://www.conocophillips.com/hse/index.htm
- HSE Policy

Corporate Governance
http://www.conocophillips.com/about/Corporate+Governance/index.htm
- Corporate Covernance Guidelines
- Code of Business Ethics & Conduct Policy and Booklet

Community Partnerships
http://www.conocophillips.com/community/index.htm

Other resources
http://www.conocophillips.com/newsroom/other_resources/index.htm
- Fact Sheets
- Energy Answers
- Energy Glossary

Company Reports
http://www.conocophillips.com/about/Company+Reports/index.htm
- Annual Report
- SEC Filings (page down)
- Fact Book


Rising to the Challenge

Regional Sustainable Development Reports

Alaska Charter & Sustainable Development Report
http://www.conocophillipsalaska.com/charter/cpaicharter.pdf

Locality Management Strategy for Venezuela
http://www.conocophillipsparia.com/files/english-for-viewing.pdf

Canadian Business Unit Dialogue on Sustainable Development
http://www.conocophillips.ca/index.htm



Environmental Data Quality and Assurance

Guidelines, calculation tools and training are provided to ConocoPhillips' business units for calculating and reporting environmental incidents, releases and emissions. The businesses are accountable for reported data completeness and accuracy and for consistency with accepted reporting practices. A business level data submission, review and approval process is implemented to provide accountability for the results and to ensure the best possible data quality.

The corporate health, safety and environment (HSE) function verifies and validates the reported data. In addition, an internal review of the 2003 metrics and the data collection process has been performed by the company's corporate HSE auditors.

Emissions Calculations

The approaches used by the company's businesses in reporting emissions data for greenhouse gases and other compounds are based on the following principles:

- Undertake continuous emission monitoring, and with measured exhaust gas flow, compute instantaneous mass emission rate and integrate over the reporting period.
- Undertake periodic monitoring of exhaust gas flow and composition and estimate mass emission over the reporting period using plant operating records.
- Estimate emissions using a mass balance and process flow knowledge.
- Estimate emissions using emission factors provided by the manufacturer's specifications, local regulatory authority, AP-42, API Compendium or other industry standard.

Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

ConocoPhillips is including the following cautionary statement to take advantage of the "safe harbor" provisions of the PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 for any forward-looking statements made by, or on behalf of, the company. The factors identified in this cautionary statement are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the company.

Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the company cautions that, while it believes such assumptions or bases to be reasonable and makes them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished. Taking into account the foregoing, the following are identified as important risk factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the company:

- Plans to drill wells and develop offshore or onshore exploration and production properties are subject to: the company's ability to obtain agreements from co-venturers or partners, and governments; engaging drilling, construction and other contractors; obtaining economical and timely financing; geological, land, or sea conditions; world prices for oil, natural gas and natural gas liquids; and foreign and United States laws, including tax laws.
- Plans for the construction, modernization or debottlenecking of domestic and foreign refineries and chemical plants, and the timing of production from such plants are subject to, in certain instances, approval from the companies and/or subsidiaries; boards of directors; the issuance by foreign, federal, state, and municipal governments, or agencies thereof, of building, environmental and other permits; the availability of specialized contractors and work force; worldwide prices and demand for the products; availability of raw materials and transportation in the form of pipelines, railcars or trucks; and, in certain instances, loan or project financing.
- The ability to meet liquidity requirements, including the funding of the company's capital program from operations, is subject to changes in the commodity prices of the company's basic products of oil, natural gas and natural gas liquids, over which ConocoPhillips has no control, and to a lesser extent the commodity prices for its chemical and other products; its ability to operate its refineries and chemical plants consistently; and the effect of foreign and domestic legislation of federal, state and municipal governments that have jurisdiction in regard to taxes, the environment and human resources.
- Estimates of proved reserves, raw natural gas supplies, project cost estimates and planned spending for maintenance and environmental remediation were developed by company personnel using the latest available information and data, and recognized techniques of estimating, including those prescribed by the U.S. Securities and Exchange Commission, generally accepted accounting principles and other applicable requirements.

TEXACO INC

2000 WESTCHESTER AVE
WHITE PLAINS, NY 10650
914. 253.4000

NO ACT

NO ACTION LETTER
Filed on 03/28/1991 - Period: 03/15/1991
File Number 001-00027


DIVISION OF
CORPORATION FINANCE

Michael H. Rudy
Senior Attorney
Texaco, Inc.
2000 Westchester Ave,
White Plains, NY 10650

Dear Mr. Rudy:

This responds to your letter dated March 15, 1991. Your letter concerns a staff response dated March 6, 1991, that involved a shareholder proposal submitted to Texaco, Inc. (the "Company") by three religious organizations (the "Proponents"). That response indicated that the Division was unable to concur in your view that the Proponents' proposal could be excluded from the Company's proxy materials based on either rules 14a-8(c)(7) or (c)(10). You request reconsideration of the staff's position that the Proponent's proposal may not be omitted pursuant to rule 14a-8(c)(10). In conjunction with your request, we have also received a letter dated March 25, 1991, from the Proponents' counsel.

The Proponents' proposal requests that the Company subscribe to the "Valdez Principles." After considering your request, there appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(10). That provision allows the omission of a proposal that has been rendered moot. A proposal may be considered moot if the registrant has "substantially implemented" the action requested. Securities Exchange Act Release No. 19135 (08/16/83). The proposal presents the question of whether the Company should subscribe to a set of environmental guidelines which suggest implementing operational and managerial programs as well as making provision for periodic assessment and review. You indicate that the Company has adopted policies, practices and procedures with respect to the environment and provide a detailed summary comparing the Company's policies, practices and procedures with the guidelines under the proposal. The staff notes your representations that the policies, practices and procedures administered by the Company address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal. In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. Based on the information provided, it appears that the Company has rendered moot the proposal which presents the question of whether such guidelines should be implemented. Accordingly, the staff will not recommend enforcement action to the Commission if the Proponents' proposal is omitted from the Company's proxy materials.

Sincerely,

William E. Morley
Chief Counsel-Associate
Director (Legal)

cc: Paul M. Neuhauser
914 Highwood Street
Iowa City, Iowa 52240



Michael H Rudy | Texaco Inc | 2000 Westchester Avenue White Plains NY 10650

VIA: FEDERAL EXPRESS

March 15, 1991



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

REQUEST FOR RECONSIDERATION

Dear Sirs:

This is a request that you reconsider your response to Texaco Inc. ("Texaco") of March 6, 1991, in which you decline to concur with Texaco's view, expressed in our submission of December 26, 1990, that a shareholder proposal (the "Proposal") regarding the "Valdez Principles," a copy of which is attached (Tab 1), is excludable from Texaco's 1991 proxy materials. The Proposal was co-filed by three shareholders of Texaco, who along with their attorney, are being sent a copy of this letter. I am also enclosing five additional copies of this letter.

The basis for our request for reconsideration is the omission from our December 26, 1990 submission of a complete description of Texaco's program of periodic disclosure and compliance review with respect to its environmental programs. It appears that the Staff's response was based on the assumption that Texaco's policies and procedures for monitoring its compliance with applicable environmental laws and regulations entailed the use of only in-house personnel. That is not the case. In addition, it appears that the Staff has not fully considered the very complete program Texaco has in place regarding public disclosure of its environmental policies and of its compliance with those polices.

We believe that these policies and practices fully address the Staff's concerns with respect to disclosure and compliance, and, together with the policies and practices described in our December 26, 1990 submission to you, render the Proposal moot.

Disclosure

Texaco is confident that it has one of and perhaps the most comprehensive program for disclosure of its environmental policies and practices in the industry, a program which goes even further than do the Valdez Principles on this subject.

Its program of disclosure to employees is extensive. Approximately two years ago, Texaco developed and distributed to all of its managers, worldwide, a Texaco Public Relations Crises Management Manual. That Manual details Texaco's policies with respect to dealings with the public, its employees and the media in the wake of incidents, such as oil spills, releases of pollutants, and water contamination, and with respect to issues such as environmental matters. Among the mandates enunciated in this Manual is to "proactively communicate with the press" and "communicate with employees about the situation early and often." That Manual is being used as a text in a continuing training program for Texaco managers from around the world. Excerpts from the Manual are attached. (Tab 2) We will provide a complete copy of this confidential Manual to the Staff should you desire to review it.

Likewise, Texaco's National Contingency Plan (Tab 3) provides that after an oil discharge occurs Texaco personnel are to, among other steps, "establish a communications link with the media relations personnel of cognizant government agencies," "establish a media relations communications center," "establish a communications link ...to ensure the most recent facts are available to the media and general public," "communicate with company employees about the situation early and often," and "respond promptly to inquiries from elected officials...so they can respond to their constituents and the news media." Texaco adheres to this same program in responding to all kinds of environmental incidents; it is not confined to oil spills.

Texaco's program of periodic and regular disclosure to its shareholders and other members of the public is equally extensive. A sampling of recent Texaco publications is attached. I believe that this sampling demonstrates Texaco's commitment to keeping its many constituencies apprised of Texaco's policies and practices with regard to protection of the environment. From these materials you will note:

-In January 1990 Texaco's President and its Chairman wrote to all Texaco stockholders (Tab 4), advising them about expenditures being made for environmental matters and the establishment of a new Environmental Safety and Health Division.

-Later in 1990 Texaco distributed to its employees, stockholders, customers and other interested persons the first issue of its Environment Health & Safety Review. (Tab 5)

-Each year Texaco writes to its employees and opinion leaders in the media and the investment community in the "Texaco Today" about subjects concerning the environment. Excerpts from the 1988,

1989, and 1990 issues are attached. (Tab 6)

-In April 1990 Texaco widely distributed a pamphlet entitled "Texaco and the Environment" (Tab 7) emphasizing its commitment to the protection of the environment. 1/

-In May 1990 Texaco produced a film regarding its emergency preparedness programs which it has shown to a wide variety of audiences around the country.

-Each year Texaco's Annual Report and Form 10-K contain, as required by regulation, disclosures regarding environmental expenditures and proceedings regarding environmental incidents.

The above are only a few examples of the many publications and communications which Texaco is regularly making and will continue to make regarding the environment and Texaco's programs to protect it. In addition, Texaco makes prompt oral and written notification to applicable public agencies immediately upon the occurrence of any incident which effects the environment, as required by law.

1/ Parenthetically, we should note that Texaco does not retaliate against employees that report hazardous conditions. Such conduct would clearly be illegal under various Federal and state laws. See, for example, The Occupational Safety and Health Act of 1970, 29 U.S.C. § 660(c); The Federal Water Pollution Control Act, 33 U.S.C. § 1367; The Air Pollution Prevention and Control Act, 42 U.S.C. § 7622; The Energy Reorganization Act of 1974, 42 U.S.C. § 5851; The Railroad Safety Act, 45 U.S.C. § 441(a); The Fair Labor Standards Act of 1938, 29 U.S.C. § 15(a)(3); The Longshore and Harbor Workers' Compensation Act, 33 U.S.C. § 948(a); California, Cal. Lab. Code § 1102.5; Connecticut, Conn. Gen. Stat. Ann. § 31-51m; Florida, Fla. Stat. Ann. § 112.3187; Hawaii, [1987] Haw. Sess. Laws, Act 267; Louisiana, La. Rev. Stat. Ann. § 1074.1(2); Maine, Me. Rev. Stat. Ann. tit. 26, § § 832,833; Michigan, Mich. Comp. Laws Ann. § § 15.361 to 15.369; Minnesota, Minn. Stat. Ann. § § 181.931 to 181.935; New Hampshire, N.H. Rev. Stat. Ann. § § 275-E:1 to E:7; New Jersey, N.J. Stat. Ann. § 34:19-1; New York, N.Y. Lab Law § § 740(1) to (7); Ohio, Ohio Rev. Code § § 413.51 to 413.53; Oklahoma, Okla. Stat. Ann. §1 28 (West 1984); Washington, Wash. Rev. Code Ann. § § 42.40.010 to 42.40.900; and Wisconsin, Wis. Stat. Ann. § § 104.10, 111.06(2)(h).

Texaco has also made substantial disclosure to the Proponents, in writing to J. Andy Smith III and to Tim Smith, (Tab 8) both of whom have represented the Proponents, keeping them apprised of Texaco's progress regarding its environmental programs and has offered to continue to communicate with them to enhance that dialogue.

Compliance Assessment and Annual Audit

Texaco's environmental auditing program began in the United States in 1983 as an internal auditing program. This program was designed with the assistance of the world-renowned consulting firm of Arthur D. Little ("ADL") (Tab 9). In 1986 it was extended to Texaco's European operations, and in 1988 it was extended to Texaco's Latin America and West Africa operations.

In 1989 Texaco entered into a contract with ADL to critique Texaco's auditing program and develop an enhanced environmental auditing program. (Tab 10) The objective was to develop a program to assess compliance by each Texaco facility with all environmental laws and regulations, company environmental policies and good operating practices - in short, a "Cadillac" program. The program was to be a program to ensure achievement of Texaco's policy of "compliance plus", to identify situations with potential impact on the environment, to ensure that there were auditing and compliance systems in place and functioning and to appropriately manage environmental risks.

ADL and Texaco developed that new program, and in 1989 Texaco adopted it.

The program contains Texaco's Policies, a recitation of all applicable laws, regulations and prudent business practices, called Protocols (Tab 11), and detailed instructions to the auditors, called Guides, on how to conduct an audit at each type of facility and in each environmental area 2/. The audits are conducted strictly in accordance with the Guides, primarily by Texaco employees, because of their familiarity with the operation of the

---

2/ There are separate audit guides for, among other things, Air Pollution Control, Drinking Water Management, Community Right to Know, Underground Storage Tanks, Spill and Emergency Planning and Control, Solid and Hazardous Waste Management, Marine Oil Transfer Facilities, PCB Management, Air Quality, Corporate Environmental Incident Reporting, Drilling Reserve Pits and Production Pits, NPDES Permits, SARA Title III, Spill Prevention Control and Countermeasure, Underground Injection Control, and Marine Vessel Operations. Samples of two of such Guides are attached. (Tab 12) facilities. ADL employees participate as members of some audit teams at randomly selected facilities and in some cases lead audit teams. At the termination of each audit, a written audit report is prepared by Texaco's Environmental Health and Safety ("EH&S") Division. In this auditing function, this division operates independently of Texaco's operating divisions. The audit report, together with recommendations for remedial action, is then sent to the audited facility and the executive management responsible for that facility. Procedures are also in place for follow-up review by the EH&S Division to ensure that all deficiencies are resolved.

During 1990, ADL reviewed Texaco's implementation of the expanded Texaco audit program for the period January 1, 1989 to October 26, 1990. That review encompassed the Policies, Protocols and Guides and Texaco's compliance with them, as reflected in the audit reports and as witnessed by ADL's participation in the audits. The results of that review are reflected in ADL's letter of October 26, 1990, in which ADL states that in their opinion "Texaco's Environmental Audit Program ranks as one of the leading programs in the petroleum industry." (Tab 13)

ADL's involvement (or the involvement of a comparable firm) in the Texaco program will continue in the years ahead. Texaco's Board of Directors is committed to this program and ADL's advisory and monitoring role in it. In addition, Texaco's Public Responsibility Committee of its Board of Directors, established in 1989 and composed entirely of independent outside directors, is likewise committed to maintaining and improving this program of internal and external monitoring and receives periodic reports on Texaco's audit program.

Conclusion

We ask the Staff to carefully review the enclosed materials. We believe that they compel a conclusion that the Staff should reverse the position reflected in its March 6, 1991 letter.

The Proposal requests the Company to become a signatory to the Valdez Principles. As demonstrated above and in our December 26, 1990 submission, the Company has already substantially implemented the Proposal and, therefore, the Proposal is properly excludable as moot under Rule 14a-8(c)(10). Accordingly, it is my opinion that the Proposal may be omitted from the Company's 1991 Proxy Statement and form of Proxy pursuant to Rule 14a-8 of the Commission's Proxy Rules.

Request for Expedited Consideration

Texaco's Annual Meeting is scheduled for May 14, 1991. We would like to be in a position to commence mailing our proxy materials on March 28, 1991. This would require that printing commence on or about March 27, 1991. Therefore, a response from the Staff by March 25, at the latest, is respectfully requested. Of course, we will provide you with any additional information or materials you wish and will meet with you if you believe that would be helpful to you.

Very truly yours,

Enclosures
s:valdez1

cc: J. Andy Smith, III, Director
Social and Ethical Responsibility in Investment
National Ministries (ABC)
P.O. Box 851
Valley Forge, PA 19482-0851

Sister Mary Louise Brink
Mount Saint Vincent Motherhood
Sisters of Charity of St. Vincent de Paul
150 Bedford Highway
Halifax, Nova Scotia B3M 3J5

Sister Anne Krause, S.P.
General Treasurer
Sisters of Providence Community Support Trust
Saint Mary-of-the Woods, Indiana 47876

Paul M. Neuhauser, Esq.
914 Highwood Street
Iowa City, Iowa 52240
(FEDERAL EXPRESS)

John C. Brousseau
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
(FEDERAL EXPRESS)

PAUL M. NEUHAUSER
ATTORNEY AT LAW
914 HIGHWOOD STREET
IOWA CITY, IOWA 52240

OFFICE PHONE
319-335-6070

HOME PHONE
319-338-6070

March 25, 1991

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


MAR 25 1991
CORPORATION FINANCE

Att: John C. Brousseau, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Texaco, Inc.

Dear Sir/Madam:

I have been asked by The American Baptist Home Mission Societies, the Sisters of Charity of Saint Vincent de Paul and the Sisters of Providence Community Support Trust (which Protestant and Roman Catholic religious institutions are hereinafter referred to as the "Churches"), each of which is the beneficial owner of shares of common stock of Texaco, Inc. (hereinafter referred to as "Texaco" or the "Company"), and who have jointly submitted a shareholder proposal to Texaco, to respond to the letter dated March 15, 1991, sent to the Securities & Exchange Commission by the Company, in which Texaco requests reconsideration of the Staff letter dated March 6, 1991 (the "Staff Determination"), denying Texaco's request for a no-action letter on the ground that the Churches' shareholder proposal is moot and may therefore excluded from the Company's 1991 proxy statement by virtue of Rule 14a-8(c)(10).

I have reviewed the shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Staff Determination was correct and that the Churches' shareholder proposal is not moot.

I

The Company has supplied additional information pertaining to the question of mootness, including the fact that the Company's environmental procedures have been reviewed by Arthur D. Little. For the reasons set forth below, we believe that (i) the retention of Arthur D. Little does not moot the Churches' shareholder proposal because the Company has not agreed to the type of compliance review called for by the Valdez Principles and (ii) the Valdez Principles require important types of periodic disclosures which the Company has not agreed to make.

As far as compliance review is concerned, it should first be noted that in connection with the Sullivan Principles, the Staff held that a proposal that an issuer submit to independent monitoring of its South African operations was not substantially duplicative of a proposal that the issuer sign the Sullivan Principles themselves. Echin, Inc. (September 24, 1986); The Timkin Company (January 6, 1986). We believe that the reasoning behind those letters is equally applicable in the instant situation. The reason for those holding undoubted was that in order for auditing results to have any utility, there must either be uniformity among the auditors as to how they go about their task (e.g., generally accepted auditing standards and generally accepted accounting principles) or there must be only one auditor which will itself apply uniform standards. Since there is no uniformly agreed upon auditing standards in the environmental arena, the fact that a specific issuer has engaged an outsider to examine its environmental activities does not moot a request that that issuer join a consortium which will provide a uniform system by which that issuer can be measured in comparison with other issuers. Since the need for standardized evaluation is as important as the need for an external monitor (and was one of the prime motivating factors leading to the creation of the Valdez Principles), the Churches' shareholder proposal has not been mooted by the hiring of Arthur D. Little. Therefore, the compliance review undertaken by Texaco cannot moot the Churches' request that the Company sign the Valdez Principles and thereby submit to a uniform system of compliance review.

In addition, the Company's compliance review program is applicable to only a portion of Texaco's worldwide activities. The Arthur D. Little audit applies only to Texaco's direct operations in the United States, Latin America, Europe and West Africa. There is no auditing of Texaco's operations in the Middle East, Asia or the remainder of Africa, all areas were Texaco has extensive operations. One reason why these regions are omitted is that the Arthur D. Little audit appears to cover only those operations of Texaco which are directly owned by the Company. However, most of Texaco's operations outside the United States are carried on through Caltex, a 50% owned joint venture with Chevron. Caltex is one of the largest petroleum companies in the world, with 1989 sales of $11 1/2 billion. The financial statements of Caltex appear in Texaco's 10-K. The apparent omission of the Caltex operations from the Arthur D. Little compliance review renders it, at best, a partial and crippled compliance review. The Arthur D. Little review also may omit the operations of Star Enterprise, a joint venture with Saudi Refining Inc., which owns refineries in the United States. Furthermore, even directly owned operations in much of Asia are not covered. Thus, even if the Arthur D. Little audit purported to copy the Valdez Principles in every other respect, it would not moot the Churches' proposal since the Arthur D. Little compliance review covers only a fraction of Texaco's worldwide activities. In contrast, the Valdez Principles have worldwide applicability.

Thirdly, Texaco has made no representation that it will continue in future years to employ Arthur D. Little to monitor its operations.

Since the Arthur D. Little review is not part of a standardized process whereby comparisons among issuers can readily be made; since the Arthur D. Little review does not cover all of Texaco's operations, either worldwide or, apparently, in the United States; and since Texaco has made no commitment to continue this review in the future, the compliance review which Texaco has instituted does not moot the Churches' shareholder proposal.

As far as periodic disclosure is concerned, the availability of a four sentence certification from Arthur D. Little is no substitute for public disclosure. There can be no accountability either to the shareholders or to the public unless there is disclosure of the underlying factual data. Unlike audits performed by CPAs (where the financial statements are made available and not just the auditors' certificate) and unlike the evaluations made by Arthur D. Little under the Sullivan Principles, there is no reporting (other than the certificate itself) of the findings of the audit either to the shareholders or to the public. Without the disclosure of at least some of the underlying data, or at least some summary description of the issuer's performance, there can be no comparisons, either within a given industry and across industry lines. Therefore, the existence of the Arthur D. Little review does not in and of itself provide any additional periodic disclosure and therefore does not provide any evidence to support an argument that there has been substantial compliance with the Churches' request for additional environmental disclosure.

In addition, the disclosures described in the Company's letter of March 15, 1991, and the related Tabs, deal exclusively with three matters. First, there are items dealing with Crisis Management, i.e. with the steps to be taken, including the disclosures to be made, in connection with coping with some environmental catastrophe. (See Tabs two and three.) Since these items deal only with the rare catastrophic event, they do not address the need for <u>ongoing</u> disclosures to the public about environmental matters. Secondly, there are Tabs which purport to deal directly with environmental matters. Some of these are of a very general or "PR" nature. (See Tabs four, six and eight.) Others provide a more in-depth view of Texaco's environmental efforts. (See Tabs five and seven.) But even these documents are totally lacking in detail. For example Tab seven's description of the Company's activities in the area of Waste Reduction consists, in its entirety, of the following sentence: "In 1988, Texaco launched <u>Wipe Out Waste</u> (<u>WOW</u>), a program designed to contribute to a cleaner environment by reducing the waste produced in all aspects of the company's operations." In short, Tab seven is a listing of both projects and platitudes, neither of which, however laudable, provides the public or the shareholders with the type of hard, factual data called for by the Churches' shareholder proposal. Tab five is a beautifully produced piece. It is far longer than the other Tabs and contains at least some new information. Nevertheless, although a very slick piece, it contains very little hard data and thus falls far short of the disclosure which is called for by the Churches' shareholder proposal. Furthermore, Tab five contains no undertaking to provide on an ongoing basis the type of periodic, hard data needed to moot the Churches' shareholder proposal. (Nor does any other document supplied by Texaco). Finally, there are the five Tabs dealing with the Arthur D. Little audit. Tab nine is Arthur D. Little's sales brochure, in which it describes to prospective customers its environmental audit program. Tab ten is Arthur D. Little's proposal to Texaco of a letter agreement to retain them as environmental consultants-auditors for the year 1991. Tabs eleven and twelve are the audit guidelines, while Tab thirteen is Arthur D. Little's certificate. None of these five Arthur D. Little documents even addresses the question of disclosure. Similarly, Texaco's letter of March 15 itself merely summarizes the Tabs and provides no independent, additional information, other than to note that Texaco has made a film on Crisis Management and that Texaco complies with the law by providing certain rather limited environmental information in its 10-K. In short, despite the Company's request for reconsideration of the Staff Determination, the Company has not provided any additional information indicating that it is prepared to make disclosure of any hard data concerning its activities. On the contrary, as noted in its letter dated September 25, 1991 (Tab eight), it believes that its environmental audit results should not be "made public because we feel strongly . . . that to do so would be counterproductive to the interests of the stockholders and to the prompt identification and correction of problems."

In summary, only Tab five provides any additional disclosure, and that Tab is not a policy or promise to provide any data in the future. On the contrary, Texaco has explicitly stated that it will not provide disclosure of the type requested.

In light of the aforesaid fundamental differences with respect to compliance review between the Valdez Principles on the one hand and the Arthur D. Little audit on the other, and in light of the fact that the Company has failed to identify any additional periodic disclosure to which it is committed, it should be apparent, even without a detailed point by point comparison of the Texaco's environmental policies and principles with the ten Valdez Principles, that the Churches' shareholder proposal has not been substantially implemented and that therefore Rule 14a-8(c)(10) is inapplicable to the Churches' shareholder proposal.

II

In its previous letter on this matter, the Staff stressed the elements of periodic disclosure and compliance review. These matters have been discussed in Part I of this letter. In order to moot the Churches' shareholder proposal, however, it is necessary, **but not sufficient**, that there be periodic disclosure and compliance review. In addition, there must also be substantial implementation of the substantive operational and managerial programs set forth in the Valdez Principles. A comparison of the Company's policies and principles with the ten Valdez Principles establishes beyond any doubt whatsoever that the Churches' shareholder proposal has not been substantially complied with by Texaco. Except as otherwise noted below, the new materials presented by Texaco in its request for a rehearing have not provided additional information of the type which would indicate that Texaco has already adopted the policies called for by the Valdez Principles.

The first Valdez Principle calls on signatories to strive to eliminate all pollution and to safeguard habitats. The various Texaco principles and guidelines (which were submitted with Texaco's original request for a no-action letter and which are hereinafter referred to as the "Texaco Guidelines") do not set as a goal the elimination (or even the minimization) of pollution. They merely recite that they will "reduce" pollution. Furthermore, the Guidelines make no mention whatsoever of habitats, although Tab five contains many fine pictures of one attempt to re-establish a habitat at a Star Enterprise jointly owned facility in Texas. Furthermore, neither the greenhouse effect nor ozone layer depletion are mentioned in the Texaco Guidelines.

Neither of the two matters covered by the second Valdez Principle, namely the sustainable use of natural resources and the conservation of non-renewable resources, is covered by any of the language quoted from the Texaco Guidelines. (The reference to conserving energy is a far more limited concept than the conservation of all non-renewable resources.)

The third Valdez Principle has three parts: (i) minimize creation of waste; (ii) recycle materials; and (iii) dispose of waste safely. The Texaco Guidelines do not deal with either part (ii) or with part (iii).

As to the fourth Valdez Principle, the Texaco Guidelines make no reference whatsoever to that portion of the Fourth Valdez Principle which calls for the maximization of energy efficiency in all products sold by Texaco. Furthermore, the Texaco Guidelines appear to denigrate the use of sustainable resources, rather than encouraging them.

The Company's own policy statements and the Chemical Manufacturer's Principles give Valdez Principle Five a glancing blow, at best. Although the Petroleum Institute's Principles appear to score a fairly direct hit, those Principles neither extend worldwide nor to Texaco's non-petroleum operations. The request for rehearing does provide new matter dealing with preparedness for emergencies as well as some additional information about the importance of risk reduction. (See Tab five.)

With respect to Valdez Principle Six, once again the Texaco Guidelines have struck a glancing blow, at best. Although that portion of Principles Six which deals with selling safe products is addressed directly by Texaco's own policy statements, there is neither a reference to safety as the product is "commonly used" (as opposed to "handled according to recommended procedures"), nor to informing customers of the environmental impact of the product. The new materials dealing with Crisis management talk about the need to provide information after the disaster has occurred and do not address the requirement of Principle Six that information be made available to the public before anything goes wrong.

Valdez Principle Seven calls for (i) restoring the environment and (ii) providing compensation, in each case if the issuer causes harm to the environment. Nothing in the Texaco Guidelines addresses these matters.

Principle Eight of the Valdez Principles calls both for information about the potential dangers of an operation (e.g. that dangerous chemicals are used in a given process) and for information about any actual incidents (e.g. a chemical spill). In contrast, the Texaco Guidelines appear to cover only one of these matters, and then only in certain industries since Texaco's policies do not appear to address this matter. Tabs two and three expands on this one matter by providing some additional information on crisis management procedures. Furthermore, Principle Eight requires explicit protections for whistle blowers, a topic not addressed anywhere in the Texaco Guidelines. Although the Company's letter of March 15 lists a series of whistle-blower statutes on page three, none of those statutes are applicable to the Company's worldwide operations and many of them may be restricted in scope.

As far as Principle Nine is concerned, there is nothing in the Texaco Guidelines that indicates that either the Board or the CEO will be kept informed on environmental matters on a regular basis. Furthermore, the Company appears to concede that there is no Board member specially qualified in environmental matters.

Principle Ten calls for work toward establishing a system of independent environmental audits (analogous to a CPA's independent financial audit) and annual disclosure of an environmental audit. The new materials clearly establish that Texaco has taken some steps to comply with the first of these matters, but that it is adamantly opposed to the second of them. (See the discussion of these matters under part I of this letter.)

In summary, the foregoing comparison of the Valdez Principles with the Texaco Guidelines proves conclusively that not even one out of the ten Valdez Principles has been fully mooted by the Texaco Guidelines. Two of the Principles (numbers two and seven) are not addressed anywhere in the Texaco Guidelines or in the supplemental information provided. Overall, it is still our estimate that the Texaco Guidelines address only about half of the matters contained in the Valdez Principles. And among the omitted half are many of the most important aspects of the Valdez Principles. Consequently, the Texaco Guidelines bear little or no resemblance to the Valdez Principles. In short, the adoption by Texaco of the Texaco Guidelines does not "substantially implement" the Valdez Principles. Therefore the adoption of the Texaco Guidelines does not render the Churches' shareholder proposal moot. Texaco has failed to carry its burden of proving that the Churches' shareholder proposal may be excluded by application of Rule 14a-8(c)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Michael H. Rudy, Esq.
Rev. Andy Smith
Sr. Mary Louise Brink
Sr. Anne Krause
Tim Smith

Albertsons ALBERTSONS INC /DE/ (ABS)

250 PARKCENTER BLVD
P O BOX 20
BOISE, ID 83726
208. 395.6200
http://www.albertsons.com

NO ACT

NO ACTION LETTER
Filed on 03/23/2005







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 23, 2005

John R. Sims
Executive Vice President and General Counsel
Albertson's, Inc.
General Offices
250 Parkcenter Boulevard
P.O. Box 20
Boise, ID 83726

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/23/2005

Re: Albertson's, Inc.
Incoming letter dated February 3, 2005

Dear Mr. Sims:

This is in response to your letter dated February 3, 2005 concerning the shareholder proposal submitted to Albertson's by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated March 10, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 609
New York, NY 10007-2341

March 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Albertson's, Inc.
Incoming letter dated February 3, 2005

The proposal requests that Albertson's disclose its social, environmental and economic performance by issuing annual sustainability reports.

There appears to be some basis for your view that Albertson's may exclude the proposal under rule 14a-8(i)(10). We note your representation that Albertson's prepares and publishes this type of report annually. Accordingly, we will not recommend enforcement action to the Commission if Albertson's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor



Albertsons

February 3, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by The City of New York, Office of Comptroller, Bureau of Asset Management for Inclusion in the Albertson's, Inc. 2005 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Albertson's, Inc. (the "Company") to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a stockholder proposal and a multiple paragraph "Whereas" clause preceding the Proposal (collectively, the "Proposal") received from The City of New York, Office of Comptroller, Bureau of Asset Management (the "Proponent"). The Proposal, which the Proponent delivered via letter dated December 13, 2004, is attached hereto as *Exhibit A*.

As required in Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachments. Also, we are mailing a copy of this letter and its attachments on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the Proxy Materials. As provided in Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

THE PROPOSAL

The resolution included in the Proposal states:

> **RESOLVED:** That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.[1]

[1] The "WHEREAS" clause preceding the resolution is not reproduced here. *See Exhibit A.*

SUMMARY OF REASON FOR EXCLUSION

The Company believes that it may properly exclude the Proposal from the Proxy Materials pursuant to Exchange Act Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view.

REASON FOR EXCLUSION

The Company has already substantially implemented the Proposal, and therefore, it is excludable under Rule 14a-8(i)(10).

The Company already discloses its social, environmental and economic performance in one comprehensive document – its annual Company Profile, which is publicly available for each of the last five years at the following web address:

http://www.albertsons.com/abs_investorinformation/companyinfo/profile.asp

A copy of the 2003 Company Profile is attached hereto as *Exhibit B*.

Under Rule 14a-8(i)(10), a company may exclude a proposal if it has been "substantially implemented" by the issuer. To be substantially implemented, a proposal does not have to be "fully effected." Release No. 20091 (Aug. 16, 1983). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal" and there is no need to have a precise implementation of the proposal. *The Talbots, Inc.* (Apr. 5, 2002); *see also Cisco Systems, Inc.* (Aug. 11, 2003); *Texaco, Inc.* (Mar. 28, 1991). Specifically, a proposal is substantially implemented where a company has already established procedures that relate to the subject matter of the proposal or "essential objectives" of the proposal. *The Talbots, Inc.* (Apr. 5, 2002) (permitting the exclusion of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct); *The Gap, Inc.* (Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information).

The Proposal requests annual disclosure of the Company's "social, environmental and economic performance" through issuance of a sustainability report. As explained below, the Company already publishes information relating to such matters each year in one comprehensive document, its Company Profile.

1. Social Performance.

Quoting from the Proposal's Whereas clause, "sustainability includes: "Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs..." (see *Exhibit A*). Based on this quote, the Company assumes that the Proponent would look favorably upon a report that addresses the Company's commitment to community and interaction with its stakeholders, and that a report addressing such matters would implement the "essential objectives" of the Proposal. With this in mind, the Company refers the Staff to the following information publicly disclosed in the 2003 Company Profile:

- "Energizing Our Associates" (*Exhibit B*, pgs 8 – 11). On these pages of the Company Profile, the Company describes its commitment to its "most valuable assets", its employees. The Company Profile discusses the Company's commitment to developing a diverse workforce, linking pay to performance and providing competitive and comprehensive benefits, offering lifelong learning opportunities to employees and mentoring the future leaders of the Company.

- "Community Involvement" (*Exhibit B*, pgs 12 – 13). On these pages of the Company Profile, the Company summarizes some of the highlights of its ongoing commitment to the communities its stores serve. Community food bank donations, involvement with youth and education programs, the support of a dietician program and the Company-wide volunteer community service program "CORUS" are just a few of the ways the Company interacts with stakeholders such as local communities and related non-governmental organizations.

- "Making Life Easier" (*Exhibit B*, pgs 15 – 18). On these pages of the Company Profile, the Company addresses its interaction with its "clients" – its customers. The Company's "Service First, Second to None" initiative is discussed, as are the tactics used to implement the initiative – tactics such as dual branding, neighborhood marketing, e-commerce, corporate brands and a Focus on Fresh.

Similar topics have been addressed in each of the Company's 1999 through 2002 Company Profiles, all of which are available at the website noted above. The Company has thus substantially implemented the Proposal's request to issue an annual sustainability report on the topic of social performance.

2. Environmental Performance.

Again quoting from the Proposal's Whereas clause, "Many investors believe companies that are ... environmental stewards ... will more likely prosper over the long term." The

Company is proud of its environmental performance and assumes that one of the Proponent's "essential objectives" is to obtain public dissemination of information reflecting the Company's level of commitment to, and efforts involving, environmental matters. With this in mind, the Company refers the Staff to pages 13 – 15 of the 2003 Company Profile. Topics addressed on these pages (with some related disclosures) are:

- "Best Management Practices" – "... a dedicated Environmental Affairs Department continually incorporates pollution prevention and resource conservation initiatives into daily operations..." (*Exhibit B*, pg. 13)

- "Awards" – One of two major environmental awards bestowed upon the Company in 2002 for waste reduction efforts included the "EPA WasteWise Honorable Mention Award for the Very Large Business category". (*Exhibit B*, pg. 13)

- "Properties & Operating Compliance" – "In some cases, the Company purchases and redevelops idle industrial or 'brownfield' properties and remediates to put these impacted properties back into productive use." (*Exhibit B*, pg. 13)

- "Energy Conservation Measures" – 2003 energy conservation initiatives included adding use of environmentally preferred refrigerants as a part of the Company's new store criteria. (*Exhibit B*, pg. 14)

- "Waste Reduction" – "Albertsons continued to work with vendors and packaging companies to support the development and use of recyclable containers." (*Exhibit B*, pg. 14)

- "Recycling" – The Company recycled 466,638 pounds of scrap metal in 2003. (*Exhibit B*, pg. 14)

- "Packaging Update" – "Our new bakery and donut boxes, unveiled in 2003, are composed entirely of recycled paperboard and are 100% recyclable." (*Exhibit B*, pg. 14)

- "Electronic and Computer Recycling" – "Obsolete equipment and parts are ... shipped to recyclers that embrace 'zero landfill' policies." (*Exhibit B*, pg. 15)

- "Climate Change and Emissions Reductions" – "Albertsons began a program in 2003 to quantify, claim and trade Greenhouse Gas Emission Reduction Credits (ERCs)." (*Exhibit B*, pg. 15)

As with its social performance reporting, the Company has addressed this type of environmental information in each of its 1999 through 2002 Company Profiles, all of which are available at the website noted above. The Company has thus substantially implemented the Proposal's request to issue an annual sustainability report on the topic of environmental performance.

3. Economic Performance.

The Proposal also asks that the report disclose the Company's annual economic performance. While the Company already provides extensive financial information to the public and its stockholders through its Annual Report and Form 10-K, Form 10-Qs, earnings releases and Form 8-Ks, key economic metrics are also included with the Company's social and environmental reporting in its Company Profile. The Company refers the Staff to pages 19 – 36 of the 2003 Company Profile. Similar information was provided in prior year Company Profiles.

The disclosures made by the Company in its Company Profile are broadly responsive to the Proposal and encompass its "essential objectives." In short, the Company has substantially implemented reporting procedures similar to those contemplated by the Proposal. Accordingly, the Proposal is excludable from the Proxy Materials under Rule 14a-8(i)(10).

4. The Johnson Controls Letter.

As further support for the excludability of the Proposal under Rule 14a-8(i)(10), the Company directs the Staff to *Johnson Controls, Inc.* (Nov. 14, 2002). In *Johnson Controls* the Staff did not permit exclusion of a proposal requesting a "report dealing with the social and environmental issues related to sustainability", and the Company believes the letter is instructive in the current situation.

The *Johnson Controls* proposal requested disclosure of three key items:

"1. The company's definition of sustainability.

2. A review of current company policies and practices related to social, environmental, and economic sustainability.

3. A summary of long term plans to integrate sustainability objectives throughout company operations."

Among other things, the Staff determined that this level of detail was sufficient to withstand the request of Johnson Controls, Inc. to exclude the proposal as vague. Although the Staff did not disclose its reasoning for this conclusion, the Company finds instructive the Staff's more recent willingness to allow the exclusion of stockholder proposals asking for sustainability reports based on GRI guidelines (see *Albertson's, Inc.* (Mar. 5, 2004); *Smithfield Foods, Inc.* (Jul. 18, 2003)) (the "GRI Proposals").

When comparing the GRI Proposals (which sought to require companies to publish reports based on a complex, expansive and in-flux set of guidelines) to the flexible approach offered by the *Johnson Controls* proposal, the Company sees a rational explanation for the Staff's differing results. In *Johnson Controls* (and, we note, in the Proposal) the proponent gave management the ability to decide how best to implement the proposal. By comparison, the GRI Proposals would have mandated specific disclosures on a multitude of operational matters.

The Company believes that this key difference between *Johnson Controls* and the GRI Proposals provides further support for exclusion of the Proposal from the Proxy Materials based on Rule 14a-8(i)(10). If the Proponent is trying to avoid the fate of the GRI Proposals by relying on the *Johnson Controls* approach to obtaining a sustainability report, then the Staff should view the 2003 Company Profile as substantially implementing the Proposal:

- Management has chosen a format for reporting the Company's social, environmental and economic performance in one document, and has chosen the performance indicators to report.

- The Company has shown its commitment to annual reporting of the chosen performance indicators by publishing a Company Profile since 1999.

- Unlike in *Johnson Controls*, the Proposal does not ask that the Company's report define sustainability or disclose its long term plans to integrate sustainability objectives throughout company operations.

As a result, the Company Profile implements the essential objectives of the Proposal.

Conclusion

For the foregoing reasons, the Company believes that the Proposal may be omitted from the Proxy Material and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (208) 395-4129.

Thank you for your attention to this matter.

Sincerely,

John R. Sims
Executive Vice President and General Counsel

cc: Patrick Doherty, The City of New York, Office of the Comptroller

Exhibit A

Proposal



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 13, 2004

Ms. Colleen Batcheler
Vice President and Corp. Secretary
Albertson's, Inc.
250 Parkcenter Blvd.
P. O. Box 20
Boise ID 83726

Dear Ms. Batcheler:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Albertson's, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

Albertson's ltr. 2005



SUSTAINABILITY REPORT TO SHAREHOLDERS

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." Baxter International sees sustainability reporting as "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.

RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

Exhibit B

2003 Company Profile


Albertsons

2003 COMPANY PROFILE

Working hard to make life easier for our customers

Table of Contents

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Company Overview

The Company

Albertsons is one of the world's largest food and drug retailers with annual revenues of over $35 billion. Based in Boise, Idaho, the Company employs more than 230,000 employees and operates approximately 2,500 retail stores in 37 states across the United States, under banners including Albertsons, Jewel-Osco, Acme, Albertsons-Osco, Albertsons-Sav-on, Sav-on Drugs, Osco Drug, Super Saver, Shaw's and Star Market (as of April 30, 2004).

Investor Relations

Nick Kormeluk
Vice President, Investor Relations
Phone (208) 395-6622

Mike Beckstead
Manager, Investor Relations
Phone (208) 395-4468

Media

(208) 395-6392

Stockholder Information

- Stock symbol: ABS
- Listed on the New York and Pacific stock exchanges
- Options traded on the American and Philadelphia stock exchanges
- Shares of common stock outstanding on January 29, 2004: approximately 368 million
- Fiscal year-end: Thursday closest to January 31
- Annual Meeting of Stockholders:
  8:00 a.m. Eastern Daylight Time
  Thursday, June 10, 2004 – Sarasota, FL
- Fiscal 2004 (53-week year) quarter end dates:
  April 29, 2004
  July 29, 2004
  October 28, 2004
  February 3, 2005

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Company Values

Vision

Albertsons is a unified team of energized associates obsessed with creating the world's number one food and drug retailer in the areas of market value, scale, profitability, customer service and associate satisfaction.

Mission

Guided by relentless focus on our five imperatives, we will constantly strive to implement the critical initiatives required to achieve our vision.

In doing this, we will deliver operational excellence in every corner of the Company and meet or exceed our commitments to the many constituencies we serve.

All of our long-term strategies and short-term actions will be molded by a set of core values that are shared by each and every associate.

Five Strategic Imperatives

1 Aggressive Cost & Process Control
2 Maximize Return on Invested Capital
3 Customer-Focused Approach to Growth
4 Company-Wide Focus on Technology
5 Energized Associates

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Core Values

With an unyielding commitment to integrity, quality and compliance, we will...

1 Drive & passionately implement the spirit of **customer first, second to none...** every day... in all we do.

2 Embrace a strong commitment to **community citizenship... sharing with those in need** our time & our resources.

3 See **change as an opportunity** for growth & renewal...not as a threat.

4 Demonstrate **bias for action & speed** to establish & sustain competitive advantage.

5 Foster a mindset of **continuous improvement** in every process, person & product...creating a culture that **values the ideas of every associate...**relentlessly searches out & transfers **best practices...**believing that there is an infinite capacity to improve everything we do.

6 Create an **uplifting atmosphere for associates...** by practicing **positive leadership** each day... understanding that an organization's attitude always determines its altitude.

7 Build a strong **commitment to diversity...** constantly striving to build an associate population at every level that mirrors our customer base, while also developing formats & products that meet the diverse needs of our society.

8 Establish an uplifting environment of **recognition & reward...** both in the wallet & the heart.

9 Show a clear **intolerance for bureaucracy...** insisting on **excellence in execution... & accountability** for delivering results.

10 **Partner with & reward vendors** who assist us in creating compelling offers for customers & maximizing returns for shareowners.

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Company Timeline

1891	Acme founders Samuel Robinson and Robert Crawford open first Acme Market.
1899	Frank Ross and Frank Skiff begin Jewel as a company of door-to-door salesmen selling tea and coffee from the back of horse-drawn wagons.
1915	Samuel M. Skaggs opens the first Skaggs Cash Store.
1917	Acme merges with four Philadelphia grocery stores to form American Stores Company.
1931	Charles Crouch, Lucky Stores founder, and four investors purchase six stores on the San Francisco peninsula — Peninsula Stores, Ltd.
1932	Jewel purchases a chain of 77 stores, creating Jewel Food Stores.
1932	L.J. Skaggs opens the first self-service drug store in Tacoma, Washington, under the Pay Less Drug name.
1935	Peninsula Stores, Ltd., changes name to Lucky Stores.
1937	L.L. Skaggs and Harold Finch found Payless Drug—eventually Osco Drug—in Rochester, Minnesota.
1939	Joe Albertson enters into a partnership with L.S. Skaggs and Tom Cuthbert, Mr. Skaggs' accountant, and opens his first store, in Boise, Idaho. Skaggs family purchases four drug stores in Utah, Idaho and Montana.
1942	Owners Service Company forms from the dissolved Payless Drug operation, and new Osco Drug stores open.
1945	C.J. Call and Ira Brown open first Sav-on Drugs store in San Bernardino, California.
1948	Pay Less Drug changes name to Skaggs Drug Stores.
1951	Albertsons opens first combination food and drug store, a 60,000-square-foot superstore.
1956	Lucky acquires 48 stores in Southern California, doubling the size of the chain.
1957	Albertsons begins incorporating drug stores in new Albertsons Food Centers with the purchase of Sugarhouse Drug in Salt Lake City. Jewel and Eisner Food of Champaign, Illinois, merge.
1961	Jewel forms a partnership with Osco Drug for combination food and drug stores.
1962	Jewel acquires Turnstyle department stores.
1965	Skaggs Drug Stores incorporates under the name Skaggs Drug Centers, Inc.
1966	Jewel acquires Buttrey Food and Drug Stores in Montana.
1968	Lucky Stores acquires Illinois-based Eagle Stores, establishing a national presence.
1969	Albertsons listed on the New York Stock Exchange as ABS. Albertsons/Skaggs partner to create Skaggs-Albertsons combination food and drug stores.
1977	Albertsons/Skaggs partnership dissolves amicably. Jointly held assets are evenly divided.

1978 Albertsons builds Boise General Office.

1979 Skaggs Drug Centers, Inc., acquires American Stores Company and adopts the American Stores Company name; company headquarters moves to Salt Lake City, Utah.

1980 Jewel Companies, Inc. acquires Sav-on Drugs.

1984 American Stores Company acquires Jewel Companies, Inc.

1988 American Stores Company acquires Lucky Stores, Inc.

1992 Albertsons purchases 74 Jewel-Osco combination food and drug stores from American Stores Company.

1998 Albertsons acquires Seessel's, Smitty's, Buttrey's, and certain Bruno's stores.

1999 Albertsons and American Stores Company merge. Lucky Stores change name to Albertsons.

2001 Larry Johnston joins Albertsons as Chairman and Chief Executive Officer. Restructuring begins.

2002 The New Albertsons continues restructuring to create a more efficient company. Company completes market exits in Houston, Nashville, Memphis and San Antonio markets; sells Houston and Tulsa distribution centers.

2004 Albertsons acquires over 200 Shaw's and Star Market stores in New England.


Washington
Oregon
California
Wyoming
10
South Dakota
Colorado
52
10
Kansas
21
Divisions:
NORTHWEST
Division Office: Portland, OR
Albertsons.com
NORTHERN CALIFORNIA
Division Office: San Leandro, CA
Albertsons.com
SOUTHERN CALIFORNIA
Division Office: Fullerton, CA
Albertsons
Albertsons.com
Max Foods
INTERMOUNTAIN
Division Office: Salt Lake City, UT
Albertsons Savon
Savon drugs
ROCKY MOUNTAIN
Division Office: Aurora, CO
Max Foods
Grocery Warehouse
SOUTHWEST
Division Office: Tolleson, AZ
Albertsons Osco
Albertsons Savon
Savon drugs
Osco Drug

Albertsons Food & Drug Stores

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

This map reflects division alignments and store counts as of January 29, 2004 (fiscal year end), with the exception of the Shaw's division, which is as of April 30, 2004 (acquisition closing date).

MIDWEST
Division Office: Melrose Park, IL
Jewel Jewel-Osco OscoDrug

EASTERN
Division Office: Malvern, PA
ACME

SHAWS
Division Office: West Bridgewater, MA
shaw's star

DALLAS/FORT WORTH
Division Office: Fort Worth, TX
Albertsons Osco
Albertsons.com OscoDrug

FLORIDA
Division Office: Maitland, FL

DRUG
Division Office: Scottsdale, AZ
Savon drugs OscoDrug

HEADQUARTERS
Boise, ID

Combination/ Conventional Stores

(Total store counts as of January 29, 2004 – does not include Shaw's division)



Stand-Alone Drug Stores



Warehouse Stores



On-Line Shopping Operating States*

*See page 21 for specific cities

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

ENERGIZING OUR ASSOCIATES

Employing and Energizing a Diverse Work Force

Our Most Valuable Assets At Albertsons our associates are our most valuable assets, and we are working to ensure that we have diverse, qualified people at every level of the business ready for leadership positions. In 2003 the Human Resources team made significant advancements in education and leadership development, introducing new technologies that help create meaningful learning experiences for our associates. We emphasized our commitment to diversity through a quarterly newsletter, a robust training program and an internal network of 27 affinity groups (or networking groups), comprised of more than eight hundred associates across the Company. We also continued to make important changes to our compensation programs to more closely link performance and rewards. As we see it, the role of the Human Resources team is to establish and manage efficient processes that ultimately develop and motivate leaders, giving them every opportunity to enjoy long, successful careers with our great Company.

Attracting Diverse Candidates

Recruiting a Talented and Diverse Workforce From entry-level store clerks to senior-level executives, our goal is to recruit and hire the right candidate for every job, placing a premium on hiring from the neighborhoods we serve. Albertsons regularly participates in minority job fairs and college campus recruiting events across the country to seek out the best candidates. Our management training programs seek potential leaders with diverse skills, interests and backgrounds. These fast-paced courses are designed to prepare trainees for future retail management leadership positions.

Unicru Hiring Management System Energizing our associates and focusing on positive attitudes and customer service begins the moment a candidate applies for a job. We have installed self-service kiosks in the fronts of our stores that enable people to learn about and apply for jobs right on the spot. The kiosks present and collect information in both English and Spanish. The built-in assessment technology provides managers with an objective tool to use in placing candidates in jobs according to each one's strengths. This streamlined hiring process not only helps us make better hiring decisions, but also reduces turnover.

A Culture of Diversity

Albertsons embraces and encourages the inclusion of diverse backgrounds, experiences and perspectives. Our Diversity Mission Statement reflects the significant commitment our Company has made to diversity.

Our Diversity Leadership Council (DLC) ensures that diversity is reflected in our daily business. Company leaders involved in the DLC represent store development, marketing, merchandising, operations, distribution, community relations, human resources, education, and food and drug divisions. The DLC develops opportunities to achieve the Company vision and mission and integrates diversity concepts throughout our Company.

Albertsons promotes diversity around four key concepts —

- **Diversity Representation** – Albertsons focuses on building a workforce at every level that mirrors our customer base. For example, a component of our succession planning strategy includes our Junior Military Officer (JMO) program. This program targets high-caliber minority and female candidates with proven leadership skills; these candidates are hired and moved through the ranks on an accelerated training program. The JMO program is just one example of our continuing commitment to increasing the diversity of our talent pool at all levels.

- **Understanding Differences** – Many activities center on our recognition and appreciation of our valuable associates and their unique contributions. For example, our Courtesy, Dignity and Respect training program gives our managers and management trainees tools to encourage and embrace diversity in the workplace. This interactive, scenario-based program provides different workplace solutions to maintain a positive and harassment-free environment.

- **Managing Our Diverse Workforce** – Diversity programs are embedded in our policies and practices to ensure that we maximize our talented associates. For example, we have 27 affinity groups (or networking groups) that play a significant role in creating an inclusive corporate culture. Our groups include groups for women, Asian-Americans, African-Americans, Hispanics and Latinos. Although these groups are diverse, they share a common focus on our Company's initiatives. Among other benefits, our affinity groups provide a support system and positive forum for professional and personal development, recruitment and retention, as well as community outreach.

- **External Marketplace** – Diversity plans are connected to our customer-focused approach to growth, one of our Company's strategic imperatives. For example, we are actively partnering – and developing strategic relationships – with diverse suppliers. Our goal is to create shopping environments that are exceptionally pleasing to an ethnically or demographically distinct customer base.

Our strong commitment to diversity leads to organizational harmony, operational excellence and improved business results. We firmly believe that a commitment to diversity is critical to our future success.

A Culture of Learning

At Albertsons we're always learning. No matter what the job or location, we strive to learn more, increase skills and find better ideas. We want to be sure that our associates have access to information that's important to them and their development; understand their jobs; have clear career paths; know they are appreciated; and recognize that what they do adds value. In fact, we're building a lifelong learning culture at Albertsons. We want associates to go beyond learning the skills they need for their current job and learn skills that will prepare them for their next job. By providing the tools and education that will give them the best chance to move forward, Albertsons is helping associates build careers.

Our Education, Leadership Development and Communications departments work together to promote lifelong learning.

Education: Lifelong Learning Our lifelong learning culture helps associates actively set and pursue clear learning goals throughout their careers at Albertsons. We're building a curriculum that's filled with learning experiences; associates are able to find new opportunities for intellectual and professional growth and then apply the knowledge gained toward meeting critical business goals. Development, then, becomes an ongoing, everyday activity that's an integral part of everyone's jobs.

Core Curriculum The core curriculum we've built helps to ensure associates have education opportunities throughout their careers. In our core curriculum, learning takes place in the actual work environment and around real work situations, so associates can make meaningful changes in the way they manage and develop people. The experiences in our curriculum are supported with online programs, coaching events and other self-directed activities for personal growth.

Leadership Fundamentals – Designed for newly-promoted managers and supervisors, the Leadership Fundamentals workshop helps associates understand how to manage others through the application of our Company's core values.

Core Values in Action – Designed to develop leaders throughout their careers, Core Values in Action is a learning event that associates will experience throughout their development as they advance in the organization. Group discussion and casework with peers creates a foundation for continuously improving our leadership's integration of our vision, mission and core values into their day-to-day business practices.

Action Leadership Series – Field Leadership for Results for our store operations leaders and Leadership Through Action Learning for our general office leaders engage them in developing new management approaches, improving execution and facilitating cultural change. These companion programs help to develop the same foundational leadership skills throughout our organization, using real life casework that applies to each leader's function.

eLearning/eCommunication Our Company continues to focus on technology by implementing new leading-edge solutions that support learning, communication and collaboration across the enterprise. These technologies provide virtual classroom environments that bring together associates from across the country where they share best practices, are informed of the latest critical business information and learn new skills. Albertsons' Learning Management System enables just-in-time eLearning and tracks individual progress for all types of development. In addition, we have strengthened our broadcast network, so every associate has the opportunity to hear frequent messages from our CEO and their division leadership team.

Succession Planning When we introduced succession planning in 2002, our goals were to identify replacement candidates and help our business leaders identify and develop associates. In 2003 we took aggressive steps to expand our talent management system. We're looking deeper into the organization to identify high-potential candidates earlier in their careers, and creating development plans to ensure these associates gain the skills and experiences necessary to lead our Company in the future.

Mentoring Future Leaders We know the key to developing successful future leaders is to leverage the leadership we have, starting with our company-wide mentoring program. Through mentoring, associates are paired with experienced senior leaders who share experiences and business insights that have helped them to succeed in their own careers.

Communications Albertsons believes in the power of communication. Communication isn't just a one-way street – it moves in all directions and is the "glue" that holds our organization together. Using vehicles such as division newsletters, weekly messages from the CEO, satellite broadcasts and annual division communication meetings, the Communications Department partners with business leaders to help move information quickly across the Company. Simply, we believe that well-informed associates make better decisions for our business and our customers.

Providing Competitive Compensation and Benefits

Albertsons is committed to providing competitive compensation and comprehensive benefits to our associates. A dynamic performance-based pay program was developed and implemented in 2003 for non-union associates. The performance-based pay philosophy, which rewards associates for achieving business goals, is at the heart of all compensation programs, including annual salary or wage reviews, incentive-based compensation, equity compensation, discretionary bonus awards and promotional opportunities.

Employee Assistance Program Albertsons provides an Employee Assistance Program (EAP) to associates who are eligible for Company-sponsored health and welfare plans. The EAP helps our associates solve the challenges of balancing their work and personal lives. Whether they are in need of a childcare or elder care reference, counseling or financial planning assistance, EAP is there to help. Associates can access helpful information through the Internet or by calling a toll-free number.

ASRE Albertsons Savings and Retirement Estates (ASRE), which celebrated its sixty-fifth anniversary in 2003, has been recognized as one of the premier retirement benefit packages in the country. For fiscal 2003, Albertsons made a substantial commitment to associates by contributing over $143 million to participants' accounts. The Company made a profit-sharing contribution of 4.5% of pay, and for participants who elected to contribute a portion of their salary to their ASRE accounts, the Company contributed a matching 40% (up to 6% of pay contributed by the participant).

Medical, Dental and Vision Programs Eligible associates have several medical plans to choose from, including national preferred provider organizations (PPOs). Many areas also offer a point-of-service (POS) option and/or one or more health maintenance organizations (HMOs). Most medical plans include vision care. A dental PPO is offered nationwide and a dental HMO is available in many areas.

Online Benefit Plan Enrollment Albertsons introduced a new online annual enrollment process in 2003. Due to continued restructuring and standardization of our benefit plans we experienced a very high volume of enrollment, and 77% of those elections were made electronically.

Flexible Spending Accounts Two flexible spending accounts, for medical and dependent care expenses, were introduced in 2003. The Medical Flexible Spending Account allows an associate to set aside, on a tax free basis, up to $3,640 annually to cover eligible medical expenses not covered by the health plan (e.g., deductibles, co-pays, over-the-counter drugs). The Dependent Care Flexible Spending Account allows an associate to set aside, on a tax free basis, up to $4,992 each year to cover expenses related to day care for children under the age of thirteen or a dependent adult. In addition to saving our associates money and lowering their taxable income, the flexible spending accounts save the Company money by reducing payroll dollars that are subject to the employer FICA tax.

Life Insurance Program Life insurance benefits were standardized in 2003. Changes were made to both Company-paid life insurance benefit plans and associate-paid voluntary life insurance options to create a common offering company wide.

Salary Continuation, Short-Term and Long-Term Disability Benefits The Company provides salary continuation or short-term disability benefits for associates eligible for Company-sponsored health and welfare plans. Associates also may elect to participate in a long-term disability program at a competitive premium rate.

Voluntary Benefits Voluntary programs are available to associates for such benefits as homeowner, auto and pet insurance, and long-term care. A limited medical plan is also available to associates who do not meet eligibility requirements for the comprehensive Company-sponsored medical plan.

Summary Plan Descriptions Summary Plan Descriptions (SPDs) for all Company-sponsored benefit plans were updated and reissued in 2003. In support of the company-wide focus on technology, these SPDs were distributed on a CD-ROM using a proprietary format that is unique to Albertsons. In addition to the substantial savings realized by the Company over traditional printing and distribution costs, the new format was easy to use and was well-received by associates.

COMMUNITY INVOLVEMENT

Albertsons and its family of stores believe in being good neighbors by contributing to the quality of life in the diverse communities we serve. In 2003 Albertsons provided more than $78 million in cash and in-kind donations, with support focused on hunger relief, youth and education, and health and nutrition.

Hunger Relief

Food Donations In 2003 Albertsons worked to raise public awareness of hunger-relief programs and donated more than 23 million pounds of food and household goods to America's Second Harvest food banks and other local hunger-relief programs nationwide. In addition, with the support of our 200,000 associates and hundreds of thousands of customers nationwide, we sponsored a national food drive – the largest ever in the Company's history. The food drive was kicked off with a $100,000 contribution to America's Second Harvest to expand it's children's after-school hunger-relief and education programs.

Food For All Albertsons continued its support of hunger relief through the Food For All program. Customers and associates across the country raised nearly $525,000 in 2003 to help feed the less fortunate throughout the year.

Health & Nutrition

Dedicated to helping ensure the availability of quality healthcare and human service support in our communities, Albertsons provides extensive healthcare services to our customers. From in-store pharmacy flu immunizations to health screenings for diabetes, cholesterol and osteoporosis, and risk assessments for heart disease and stroke, Albertsons' pharmacy associates provide valuable health services at little or no cost.

A Su Salud/To Your Health In 2003 Albertsons received the Food Marketing Institute's *Neighborhood Partnership Award* for our A Su Salud (To Your Health) health fair program. We started our health fairs in 2002 to serve people who had not traditionally sought preventative medical screenings. To answer this community need we began holding health fairs in our drug stores' parking lots, providing access to free diagnostic screenings, low-cost follow-up care and information about healthcare topics. Among the free screenings offered are height, weight, cholesterol, diabetes, bone density, blood pressure, depression and vision. Albertsons sponsored 230 health fairs in 2003.

Muscular Dystrophy Association For more than two decades Albertsons has supported MDA through several special events and programs that are meaningful to our customers and associates. The Company continued its support of the Muscular Dystrophy Association in 2003 through in-store Muscle Team events, Shamrock sales, Aisles of Smiles and golf tournament fund-raisers. Albertsons presented a $3.2 million check to Jerry Lewis during the 2003 MDA telethon.

Albertsons Corporate Dietitian Program Albertsons Corporate Dietitian program educates thousands of people through our Healthy Eating program. In 2003 the program expanded to our Dallas/Ft. Worth Division, adding to our already established programs in the Northwest, Southwest, Midwest, and Northern and Southern California, as well as Florida and the Intermountain regions.

Youth & Education

Albertsons remains deeply committed to sponsoring valuable programs that promote educational excellence and the nurturing of our youth.

Half-Million Books Through a partnership with the Coca-Cola Company, Albertsons distributed a half-million books to hundreds of schools across the country. Each store director selected three local schools to be the recipients of these books as students headed back to classrooms in the fall of 2003.

Community Partners Card The Community Partners Card program is a partnership between Albertsons and schools (preschool-12), churches and non-profit organizations directly benefiting youth. Albertsons donates a percentage of purchases made by the supporters of participating organizations. At the end of each fiscal quarter we donate a percentage of the total dollar amount of their supporters' purchases to the participating organization. In 2003 the Community Partners Card program gave more than $16 million back to our communities across America.

CORUS Volunteer Program Albertsons' commitment to community citizenship reached new heights in 2003 with the launch of CORUS, a company-wide associate volunteer program. More than 170 chapters across the country were established to organize volunteer events. Our associates contributed almost 800,000 hours of community service during 2003 and made significant contributions to the communities in which we operate.

United Way

Albertsons, in conjunction with our associates, donated over $2.2 million in 2003 to United Way and the social service programs they support.

ENVIRONMENTAL AFFAIRS

Best Management Practices

In addition to Albertsons' commitment to operate our business in full compliance with all applicable environmental regulations, a dedicated Environmental Affairs Department continually incorporates pollution prevention and resource conservation initiatives into daily operations, helping our stores and distribution centers minimize negative environmental impacts on communities we serve.

Awards

Albertsons continues to receive accolades for its resource conservation and sustainability efforts. Two major awards for waste reduction efforts were bestowed upon the Company in 2003.

- EPA WasteWise Honorable Mention Award for the Very Large Business category for our efforts to reduce waste generation company wide
- California Integrated Waste Management Board WRAP 2003 Award for reducing waste generation and increasing resource recycling (six years running)

Properties & Operating Compliance

Albertsons purchases or leases numerous properties each year for development of new stores and fuel centers. Prior to acquisition, the Company's environmental team completes thorough property reviews to avoid unnecessary liability. In some cases, the Company purchases and redevelops idle industrial or "brownfield" properties and remediates to put these impacted properties back into productive use.

Albertsons is committed to maintaining compliance with all applicable federal, state and local environmental regulations for all of our retail and distribution center facilities. Many regulations apply to our facilities – ranging from water resource management, to air quality emissions, to hazardous materials management. The Company's environmental team offers an important technical support resource to help achieve all compliance objectives.

Energy Conservation Measures

In 2003 the Company continued efforts to reduce electricity consumption through the identification and application of energy control and conservation technologies in both new and existing facilities.

Energy-reduction initiatives included:

- Lighting retrofits – Installation of high efficiency lighting systems
- Energy management controls – Installation of computer control hardware and software to help maximize efficiency of refrigeration, air conditioning and electrical systems
- Vending machine & heater controls – Use of motion sensors to allow vending machines and food "wrapper" heaters to operate only when necessary

New store criteria improvements included:

- Skylights with lighting controls to minimize operation of sales floor lights
- Use of environmentally preferred refrigerants (HFCs)
- Use of high-efficiency display cases that keep product temperatures constant while reducing energy usage

Waste Reduction

In an effort to reduce the amount of waste generated at store level, Albertsons continued to work with vendors and packaging companies to support the development and use of recyclable containers. Additionally, the Company continued providing convenient plastic bag recycling centers in its stores to encourage customers to recycle. These resources are used again in the manufacturing of plastic lumber, parking stops and curbing, and other useful products. To promote community recycling, Albertsons stores are listed on the Earth's 911 Web site (www.earths911.org) as a collection center for plastic bags.

Recycling

Our stores and distribution centers continued to recycle corrugated cardboard, plastics, wooden pallets, cooking oil, meat and bone scraps, singe-use cameras and scrap metal. By the numbers:

Food bank donations – 19,901,271 pounds

Plastic–including grocery bags – 5,502,855 pounds

Cardboard boxes (OOC) – 533,236,000 pounds

Scrap metal – 466,638 pounds

Organics/compost diversion – 12,493,460 pounds

Packaging Update

Albertsons continues to support environmental initiatives that reduce costs, improve recycling and increase efficiencies. Our new bakery and donut boxes, unveiled in 2003, are composed entirely of recycled paperboard and are 100% recyclable, including the special plastic window film. Efforts to shift away from wax-coated containers continued throughout the year and Albertsons anticipates many future sustainable packaging improvements.

Electronic and Computer Recycling

Albertsons continues to manage electronic and computer equipment, including batteries, as assets. Obsolete equipment and parts are inventoried, palletized and shipped to recyclers that embrace "zero landfill" policies. If the equipment cannot be sold for reuse, it is scavenged for recyclable parts, a policy which promotes resource conservation while minimizing potential future liability.

Climate Change and Emission Reductions

Albertsons perceives climate change, as it relates to global warming, to be a very real potential risk to the environment, which ultimately could affect our Company, our customers and the communities we serve. We see a great opportunity in targeting and achieving emission reductions that are practically attainable and fully compliant with all applicable environmental regulations. As an added benefit to our energy reduction measures, Albertsons began a program in 2003 to quantify, claim and trade Greenhouse Gas Emission Reduction Credits (ERCs). This initiative combines environmental stewardship with sound business practices.

MAKING LIFE EASIER

Albertsons' food and drug retail operations are located in major metropolitan markets, as well as in secondary markets with substantial growth opportunity. Our customer-focused approach is fundamental to our future and we stand by our brand promise of working hard to make life easier for our customers. We are working on many fronts to uphold this promise. Our Service First, Second to None initiative underscores our absolute commitment to provide excellent service and provides a means for us to improve the customers' shopping experiences. The expansion of our neighborhood marketing focus by growing kosher, organic, Asian and Hispanic platforms allows us to tailor each store to meet the specific needs of our diverse customer base. Our heritage and expertise in the drug store industry differentiates us by appealing to our customers' needs to manage their health and well-being. We strive each and every day to offer the freshest products and best promotional offering.

Brand Promise

Making Life Easier Albertsons operates some of the most trusted brands in America. We believe that our customer-focused approach to growth, backed by the promise of working hard to make life easier for our customers, is positioning our brands to win customers for life!

Our advertising campaign, featuring the talented Patricia Heaton, co-star of television's *Everybody Loves Raymond*, brings this promise to life by demonstrating the endless ways Albertsons' brands make a very real difference in people's lives. Ms. Heaton, a working mother of four boys, lends her own special brand of humor that seems to resonate with women everywhere. These elements together make our commercials entertaining yet unmistakably powerful vehicles for our overall branding communication.

Dual-Branded Combos

Albertsons strategic advantage in today's marketplace comes from the Company's unique heritage in two market formats – food stores and drugstores. Albertsons has decades of experience in serving customers in both market formats. This unique position in the marketplace has enabled the Company to bring together separate retail brands, creating the dual brand combination stores that leverage the Company's separate food and drug experience and brand equity. The Company began expanding the dual brand combo concept in 2001 and has continued to roll-out the dual brand concept through 2003.

Neighborhood Marketing

By tailoring each store to specifically meet the unique customer needs of the neighborhood we are truly delivering on our brand promise to make life easier. We carefully study each population base to determine a multitude of product decisions - from how large the Baby Care Center should be to which product mix best fits the customer base. With approximately 38% of neighborhoods we serve comprised of African-American, Asian, Hispanic and Jewish households, Albertsons' emphasis on ethnic and neighborhood marketing programs is critical to our success.

African-American African-American communities nationwide continue to benefit from Albertsons expanded African-American product selections. For example, in Dallas, our Oak Cliff store boasts one of the largest selections of African-American hair care products in the supermarket industry. Eight of our divisions sponsor a Black History Month celebration, where African-American entrepreneurs and their products are featured in ads throughout the month of February. In fact, Jewel-Osco received two awards from the Public Relations Society of America – Chicago Chapter for their 2003 Black History Month program: the Skyline Award for marketing consumer products and the Award in Excellence for multicultural public relations.

Asian Our Asian product marketing program is an excellent example of how we are tailoring our product offerings to meet the needs of specific populations. Albertsons is providing products based on specific Asian demographics - Filipino, Vietnamese, Chinese, Korean, Thai and Japanese - and the Company continues to identify emerging populations across the country.

Hispanic In 2003 Albertsons continued to expand Latino products in all of our stores as the Hispanic population grows and the interest in Latino cuisine grows with non-Hispanics as well. We've complemented our merchandising efforts with community-based programs as well. Our A Su Salud (To Your Health) program offered 230 health fairs in 2003. These fairs were held in front of drug stores in Southern California, Las Vegas and Kansas City. Five of our divisions also sponsored a program called En Tu Communidad (In Your Community) in 2003 that allows community organizations to raise money in front of our stores. Our store teams and vendors created a festive environment with product samples, giveaways and games.

Kosher Albertsons continues to operate one of the most successful kosher programs in the grocery industry. We now operate fourteen kosher bakeries and eleven kosher delis and kosher meat departments. We provide a selection of kosher foods in every store and offer an expanded selection where appropriate.

Low-Carb Diet Foods In 2003 Albertsons became the first major supermarket chain to carry Atkins' complete product line. The Company expanded our low-carb offering in all stores and introduced hundreds of new products that provide customers additional choices in pursuing a healthy lifestyle.

Natural/Organic and Specialty Foods Albertsons was one of the first mainstream supermarkets to begin offering natural/organic products in our stores and the Company continues to expand product selection in this growing category. Today shoppers will find an expanded natural/organic product offering in more than 700 of our stores and organic produce in all of our stores. Specialty and gourmet foods are also being added throughout our stores.

Loyalty Marketing

Preferred Savings Card In 2003 Albertsons expanded our loyalty marketing program—the Preferred Savings Card—to the Denver, Omaha and Louisiana operating areas. Developed as a proprietary marketing tool for these markets, the card also incorporates best practices of successful loyalty card programs from the Company's other divisions. The program is designed to:

- better understand the unique needs of our customers and deliver the best combination of products, services and value to meet those needs;
- make better overall business decisions and support our category management initiatives;
- grow identical store sales;
- improve our price image with our consumer;
- prevent market share erosion; and
- protect primary shopper loyalty and grow our share of secondary shopper spending.

eBusiness Marketing

Albertsons' Web site, redesigned in 2003, fully supports and extends our brand promise of making life easier. Online customers will find an interactive version of our weekly ads, special money and time saving offers, recipes and meal planning suggestions, a complete direct-order floral program, and much, much more. Albertsons is an industry leader in online grocery shopping. We now offer online shopping in ten major markets extending from coast to coast, the largest geographic reach of any online grocery provider.

Service First, Second to None

Albertsons continues to focus on setting high customer service standards. Our highly successful Service First, Second to None comprehensive audit program measures execution of customer service behaviors in stores across the Company, as well as those of our competitors. Our Service First initiative shows that our customer service execution levels rose in drug stores from 93.1% at the end of 2002 to 95.1% at the end of 2003, and in food stores it rose from 89.4% to 92.9%. This significant accomplishment was achieved through programs that have energized our associates and emphasized to them the importance of customer service.

Albertsons continues to seek new avenues to energize and reward our associates. In 2003 we held our second annual company-wide Checker/Courtesy Clerk Service Challenge competition. Ten grocery teams (one team from each food division) and seven drug store associates (one from each drug area) competed for the customer service title in Las Vegas. Another popular competition in 2003 was the Company's first Store of the Year contest. The program, which recognized outstanding performance among our food and drug stores, was a huge success. Both the Service Challenge and the Store of the Year competition will run again in 2004.

Corporate Brands

Albertsons is leading one of the most powerful private label programs in the supermarket and drug store industry. The Company offers Corporate Brand products in almost every category of the store – from paper products, laundry detergent and cleaning supplies, to refrigerated meats, cheeses, milk and juice, to frozen ice cream, entrees and desserts, to ethnic packaged consumable products. We recognize that Corporate Brand products help to differentiate Albertsons in terms of the competitive retail environment, and there is tremendous opportunity to increase label penetration through more aggressive market support and expansion of our Corporate Brand product line.

essensia™ In 2003 Albertsons launched **essensia**, a line of premium products developed exclusively for Albertsons. Through **essensia** the Company has created a national brand recognized as the new benchmark in private label offerings. Each product starts with a unique recipe or features an essential ingredient or an essential part of the production process that makes them superior to competing national brands in both quality and taste. This premium Corporate Brand is available exclusively at Albertsons and Acme grocery and Sav-on and Osco drug stores nationwide.

Other Corporate Brands Albertsons launched a new line of carbonated soft drinks in 2003: Max Cola brands; personality brands Dr. Bold, Mountain Maze and Duo; and terrific fruit flavors. These outstanding new formulas and flavors were complemented with cutting-edge packaging, new pack sizes and strong marketing support.

Albertsons also introduced three award-winning brands of wine in 2003: **Origin, Jenica Peak** and **Q.** These wines represent some of the most innovative new concepts in the wine industry and are expected to position Albertsons as a leader in the premium wine category. As the industry has seen positive growth in this category, we worked closely with master vintners around the world to develop wines of superior quality that would be available exclusively at Albertsons' family of stores. **Origin** wines hail from vineyards located in the premier wine producing countries of the world. **Jenica Peak** wines capture a true sense of California, and **Q** is a showcase of Sonoma County's true premium wines. These brands were created with our customers' wants and needs in mind and each is packaged with descriptive information to help make it easier for our customers to select the right wine for them.

Focus on Fresh

Our Focus on Fresh – a significant point of differentiation between our stores and all other retail competitors – is a key initiative in supporting our brand promise by positioning Albertsons as the destination of choice for every Fresh category. In step with this initiative, the Company continues to upgrade the entire consumer demand chain to guarantee the availability of the freshest vegetables and fruit, highest quality deli meats, cheeses and salads, the best floral offering, the finest signature cakes and breads, and the best meat and seafood in the industry.

RETAIL LOCATIONS BY DIVISION

DIVISION	TOTAL STORES 1/29/04*	COMBINATION FOOD & DRUG STORES	CONVENTIONAL SUPERMARKETS	STAND-ALONE DRUG STORES	WAREHOUSE STORES	FUEL CENTERS
DRUG STORE	530			530		
SOUTHERN CALIFORNIA	309	240	56		13	16
MIDWEST	282	189	14	79		21
DALLAS/FT. WORTH	233	223		10		70
NORTHERN CALIFORNIA	175	110	64		1	
SOUTHWEST	170	86	1	83		24
NORTHWEST	140	122	18			32
EASTERN	136	91	45			3
INTERMOUNTAIN	136	107	22	5	2	29
FLORIDA	121	121				16
ROCKY MOUNTAIN	73	62	1		10	17
TOTAL – ALL DIVISIONS	2,305	1,351	221	707	26	228

*Does not include Fuel Centers

Does not reflect division realignments subsequent to January 29, 2004 or the addition of the Shaw's division. As of April 30, 2004 (acquisition closing date), the Shaw's division consisted of 204 retail locations.

RETAIL FORMATS

Combination Food & Drug Stores

Combination stores enhance the one-stop shopping experience for our customers – part of our promise to make life easier. Most combination food and drug store formats offer prescription drugs, an expanded section of cosmetics and other non-food items, and specialty departments such as service seafood and meat, bakery, lobby/video, service delicatessen, liquor, and floral. Many also offer meal centers, party supply centers, coffee bars, in-store banks, photo processing and destination categories for beverages, snacks, pet care products, paper products and baby care merchandise. Albertsons' "two stores under one roof" dual branding concept takes combination stores to a new level and differentiates the Company from all of our competitors. The dual-branded combo format doubles the general merchandise product selection while maintaining the store's food product variety. It also features photo finishing, a greater variety of seasonal products, and an expanded cosmetics and beauty care department featuring cosmeticians.

Size 54,525 average square feet
1,351 stores in 27 states

Conventional Supermarkets

Conventional supermarkets offer a full selection in the basic departments of grocery, meat, produce and dairy as well as limited non-food lines. Many conventional stores have an in-store bakery and a service delicatessen.

Size 29,421 average square feet
221 stores in 14 states

Warehouse Stores

Warehouse stores are no-frills stores offering significant savings with special emphasis on discounted meat and produce. Warehouse stores offer shoppers the opportunity to save by purchasing in large quantities.

Size 46,226 average square feet
26 stores in 3 states

Stand-Alone Drug Stores

Stand-alone drug stores are freestanding or in-line drug stores that offer convenient shopping and prescription pickup as well as a wide assortment of general merchandise, health and beauty care products, over-the-counter medications, greeting cards and photo processing services.

Size 18,556 average square feet
707 stores in 16 states

Online Shopping

albertsons.com Albertsons.com, a Web-based grocery shopping service, serves more than 1,311 zip codes in California, Oregon, Washington, Nevada, Idaho and Texas. The service offers shoppers a secure site where they can order from a full online selection of food and drug store items, including fresh products, 24-hours-a-day, seven days a week; and provides additional benefits such as a weekly meal planner, the ability to view weekly ads, special promotions, a store locator feature, the ability to have fresh flowers delivered anywhere in the country and an accessibility site for the visually impaired. Albertsons operates online shopping in the following markets:

Seattle, Washington

Los Angeles/Orange County, California

Dallas/Fort Worth, Texas

Boise, Idaho

Portland, Oregon

San Diego/Riverside, California

San Francisco/Bay Area, California

Las Vegas, Nevada

savon.com Savon.com, Albertsons' online drug store, serves the Company's customers nationwide. The site offers a full range of sundry items, new and refill prescription services, and consumer health information. The Web site gives customers across the country the freedom to have new or refilled prescriptions ready for pick-up at any local Albertsons food or drug store, or have their prescriptions mailed to their doorstep.

savonhealth.com SavonHealth.com offers complete, reliable health information services. Created by healthcare professionals, customers will find tools and resources related to myriad specialized health topics.

Fuel Centers

Fuel Centers, conveniently located near many existing stores, feature three to six fuel pumps and a small building which ranges in size from a pay-only kiosk to a convenience store featuring such items as candy, soft drinks and snack foods. Thirty-eight of our fuel centers also feature car washes.

Size 195 – 1,200 to 3,000 square feet; 33 centers that average 100 square feet

228 total centers in 22 states

Specialty Services & Departments

General Merchandise: 2,304 stores

Lobby/Video: 954 stores

Pharmacy: 1,895 stores

Banking: 794 stores

Service Delicatessen: 1,567 stores

Coffee Bar: 286 stores

Bakery: 1,535 stores

Drive-Thru Pharmacy: 339 stores

Butcher Block: 1,503 stores

Fuel Center: 228 stores

Liquor: 1,585 stores

24-Hour Pharmacy: 92 stores

30 Minute Photo: 1,444 stores

Car Wash: 38 stores

Floral: 1,509 stores

STORE DEVELOPMENT

Store sites are selected and developed using a neighborhood marketing approach to maximize sales and profits, and they are designed specifically to meet the shopping needs of a particular neighborhood. This process uses cross-functional development teams consisting of a real estate specialist, an attorney, an architect, a construction manager, store planners, engineers and purchasing agents. These teams are structured to align with the division teams that they support. With our neighborhood marketing focus community input is fundamental to the design of new buildings and remodeling of existing buildings. The exterior elevation of our stores are designed to be compatible with its neighborhood.

Market Leadership

Analytical Tools Albertsons has implemented analytical tools and market leadership strategies to build successful stores in the right markets. These tools allow Albertsons' senior executives to focus on return on invested capital and to thoroughly evaluate our capital investments so that the Company only invests in value-enhancing markets.

Information System Albertsons has a store development information system that tracks all new store, remodel and fuel center projects. All prospective store sites are visited and approved by a minimum of three members of our senior management team.

In 2003 Albertsons accomplished the following:

- Opened 50 combination food & drug stores, 2 conventional & warehouse stores and 27 drug stores
- Opened 29 fuel centers under the names Albertsons Express, Jewel Express and Acme Express
- Added 44 in-store banks
- Completed 192 store remodels, including 14 expansions
- Added destination categories and departments in many new stores and remodels including: natural foods, beverages, snacks, video, party supplies, floral, pet care, paper products, baby care, beauty care, reading, coffee/ice cream, university booster supplies, home care (maintenance and cleaning supplies), photo and wine
- Closed 15 combination stores, 18 conventional supermarkets and 28 drug stores as part of our effort to continually review all stores and eliminate marginal performers
- Owned 53% of the retail stores we operate (including owned stores on leased land) and owned all distribution centers and most administrative offices
- Ended the year with 195 fuel centers with convenience stores ranging in size from 1,200 to 3,000 square feet and 33 fuel centers with kiosks averaging approximately 100 square feet
- Rolled out "Toys "R" Us products to over 1,900 stores.

DISTRIBUTION OPERATIONS

	GROCERY	FROZEN FOOD	LIQUOR	PRODUCE	MEAT & DELI	HEALTH & BEAUTY CARE	HIGH VOLUME HEALTH & BEAUTY CARE	GENERAL MERCHANDISE	PHARMACEUTICALS	SQUARE FOOTAGE (000'S)
MELROSE PARK, ILLINOIS	•	•		•	•					1,662
LANCASTER, PENNSYLVANIA	•			•	•	•		•		1,413
BREA, CALIFORNIA	•	•			•					1,331
LA HABRA, CALIFORNIA	•		•			•		•	•	1,203
FORT WORTH, TEXAS	•	•		•	•					1,131
PLANT CITY, FLORIDA	•	•	•	•	•		•			1,011
IRVINE, CALIFORNIA	•			•						1,009
ELK GROVE, ILLINOIS	•					•		•	•	933
VACAVILLE, CALIFORNIA	•									854
PORTLAND, OREGON	•	•		•	•					834
PHOENIX, ARIZONA	•	•	•	•	•					734
SALT LAKE CITY, UTAH	•	•		•	•					660
SAN LEANDRO, CALIFORNIA		•		•	•					480
SACRAMENTO, CALIFORNIA	•	•	•	•	•					442
PONCA CITY, OKLAHOMA						•		•	•	420
DENVER, COLORADO	•	•		•	•					388
BOISE, IDAHO						•		•		302
Other Distribution Facilities										
LAS VEGAS, NEVADA			•							30
INDIANAPOLIS, INDIANA			•							22
TOTAL SQUARE FOOTAGE - ALL DISTRIBTION FACILITIES (000'S)										14,859

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

INFORMATION TECHNOLOGY

Information Technology

A company-wide focus on technology is one of Albertsons' five strategic imperatives and a key enabler of the other four imperatives. As such, information technology continues to be an investment priority. The Information Technology team strives to rapidly deliver high quality, valuable, leading edge business solutions by leveraging people, processes and technology. These solutions provide competitive advantage and new opportunities to maximize growth and profitability. The business drives the technology solutions by partnering with Albertsons' Information Technology Department to create a comprehensive strategic plan that is continually evaluated and prioritized through a technology governance process.

Technology initiatives are delivered to all corners of Albertsons' business as follows:

- **Retail Operations and Customer Interaction** – Initiatives are focused on driving cost out and efficiency into the stores' processes; enabling excellent execution of marketing programs and providing unique customer experiences through interaction with appropriate technology.
- **Consumer Demand Chain** – Initiatives are focused on decision-making and execution tools to ensure each store has the right assortment of products at the right price, and on supply chain tools targeted at improving efficiency, accuracy and speed of procuring product, and delivering it from our vendor partners to the stores' shelves.
- **Back Office Operations** – Initiatives are focused on enabling best-in-class financial, human resource and store development processes that form the backbone of a world-class retail company.

Making a Difference at Retail

Front End Systems Fast, friendly customer service is critical in our business. We use technology in our front end systems to give customers at our check stands the most positive experience possible with the proper balance of efficiency and customer service. Our front ends are equipped with PC-based registers, intuitive computerized keyboards for our checkers and color display screens for our customers. We have increased customer convenience and checkout speed by using systems that allow customers to pay with debit cards, credit cards or electronic benefit payments and by using our customer-friendly national check authorization system. Handheld scanners at check stands and in selected departments, such as liquor, lobby and pharmacy, make our associates' jobs more efficient. Our front end system can print detailed customer receipts showing overall promotional savings and continuity points for loyalty card customers. We have implemented self-checkout systems in many stores to provide customers convenience and enable reduced front end labor that can be redeployed toward customer service.

Shop 'N' Scan In 2003 Albertsons piloted "personal shopper" technology in one of our major markets. This technology uses handheld units that allow customers to scan their products as they shop, get targeted offers and receive in-store notification when their pharmacy and/or photo orders are ready. This technology, combined with self-checkout and fast-pay kiosks, creates an extremely efficient and unique shopping experience for our customers.

Automated Hiring Kiosks Albertsons has installed self-service kiosks in the front of all stores that enable potential associates to learn about and apply for jobs right on the spot, increasing both the size and quality of the applicant pool. Candidates complete an assessment (in either English or Spanish) that evaluates key personality characteristics that are required for dependability, customer service and management. The kiosk is augmented by a back-end application that automatically tracks and screens applicants, allowing hiring managers to easily identify the best candidates. This streamlined hiring process saves time and ultimately reduces turnover by hiring the right associates for the right jobs the first time.

Front End Sales Forecasting *Today's busy lifestyles leave less time for shopping than in* the past. To ensure our customers' visits to our stores flow as smoothly as possible, our front end managers focus on checkout effectiveness. Forecasting systems that are based on store activity help our store managers to customize staffing schedules to fit customer flow and sales patterns in each store. The end result is that we can ensure excellent service for our customers at all times.

Pharmacy Computer Systems

A state of the art computer system helps our pharmacists assist our customers. This system provides enhanced drug-interaction and allergy screenings, insurance billing, patient counseling information and drug information to increase accuracy of all prescriptions. Customers can refill prescriptions over the Internet or over the phone. We also are giving both customers and pharmacists more access to online health-related information to help them manage disease and promote good health. The pharmacy systems also incorporate strict controls to protect the privacy of our customers' personal health information by allowing access to this information by only the trusted health professionals in our pharmacies. We also have enabled all of our pharmacies with E-Prescribing technology. E-Prescribing uses the latest in communications technologies to communicate prescription information between doctors and pharmacists quickly, accurately and efficiently in a highly secure, confidential environment. Some of the other technologies to be employed in our pharmacy systems include flat panel color touch screens, imaging, paperless workflow, electronic prescription capture, and biometric devices for user identification and sign on.

Pharmacy Robotics Albertsons utilizes robotics technology in selected pharmacies to automatically fill prescriptions. This allows our pharmacies to leverage prescription growth by processing more prescriptions more efficiently, without adding staff and without compromising sales and service levels. This is particularly important due to the shortage of pharmacists and serves to both attract and retain the best pharmacists in the industry. Automated prescription filling also enhances quality assurance through imaging and barcode scanning controls. The end result is a reduced pharmacy labor cost per prescription while simultaneously allowing pharmacists to focus more of their time on customer service and health education.

Real-Time Information Delivery

Real-time information delivery systems allow us to capture, track and integrate transactions at every level of the business. We are currently transmitting sales for every front end transaction as they occur to a large data warehouse located in our technology center. This data can then be leveraged by combining it with forecasts, inventory levels and velocity tracking algorithms to alert various constituents throughout the supply chain. This creates an adaptive supply chain that can react in real-time. By informing the right associates at the right time with actionable information to react to the constantly changing conditions, our stores can improve product availability and avoid lost sales opportunities. We continually explore new opportunities to leverage the data warehouse through new decision-support and analytical tools as well as through expanding the scope of the data collected.

Business to Business (B2B)

Data Synchronization Albertsons is implementing item registration and data synchronization services by partnering with UCCnet and our suppliers to streamline the collection of accurate product data, creating a single source to provide this information to all departments within the Company. These services will enable Albertsons and its vendor partners to take significant costs out of the supply chain by reducing costly administrative errors in invoice pricing, purchase orders and product delivery while also improving scanning accuracy. In addition, the

Company will be able to increase the speed of getting new products to market and facilitate changes to existing item information. Synchronized data in a standard format also provides a solid foundation for realizing the true cost savings of more advanced e-commerce tools such as scan-based trading and collaborative, planning, forecasting and replenishment (CPFR).

Trading Exchanges Trading exchanges unite the buy and sell sides of a business process and create efficiencies and cost reductions that are substantial. Albertsons is a founding member, along with sixteen other retailers, of the World Wide Retail Exchange (WWRE) established in March 2000 for the retail community. Through e-procurement and supply-side Web initiatives, the supply chain costs — both for the retailers and the suppliers — will continue to decrease considerably for products we buy both for internal use and for resale to our customers. E-procurement and, more specifically, online auctions are already creating tremendous savings for Albertsons.

Advanced Technology R&D

Albertsons' Advanced Technology group provides technical leadership in identifying, evaluating and recommending technologies, solutions and products to anticipate technology needs and trends. Participation in industry leading standards groups, such as Global Commerce Initiative (GCI), UCCNet and WWRE, ensures technology solutions that extend the enterprise to include our partners. Through vendor round tables, technology and retail experts define future direction and create industry leading solutions for Albertsons. Industry changing technology trends, such as RFID, customer kiosks, personalized Web sites and customer enabled in-store wireless networks, are examples of Albertsons' focus on new technology.

Networking

Utilizing broad-band IP-based telephone and satellite networks, Albertsons is meeting our ever growing data, voice and video needs. This unifying communication infrastructure creates a seamless collaboration framework, enabling such critical applications as: real-time data collection from point-of-sale and distribution systems, broadcast and interactive video and Web conferencing, and interconnecting the thousands of internal computers to our suppliers and business partners.

Mobile Computing

Wireless radio-frequency handheld units are connected to each store's local-area network. These units increase store associates' productivity and accuracy in ordering and receiving products, auditing shelf prices, and managing inventory. Wireless platforms are also used to reduce the costs of wiring for cash registers and scales and they are used in several new customer and associate interactive applications such as personal shopper and store hiring kiosks.

State of the Art Technology Center

Albertsons operates a state of the art technology center in Boise, Idaho. This 33,000 square foot facility is the nerve center for the applications that enable our customers' 1.4 billion shopping experiences at Albertsons each year. Our focus on capacity expansion, redundancy, high availability and security was key in the design of this center. Over sixty terabytes of information are stored and processed supporting all of our retail, distribution and office locations. Around-the-clock business requirements drive our service levels which are monitored and maintained by the operations control center. This world-class technology center favorably positions Albertsons to provide information technology services that will give the Company a competitive advantage – maximizing growth, profitability and new opportunities.

Five-Year Trends

Income Statement

Sales
(dollars in billions)



40
35
30
25
20
15
10
5
0
$36
$36
$37
$36
$35*
'99
'00
'01
'02
'03

Gross Margin
(percent)



29.50%
29.00
28.50
28.00
27.50
27.00
26.50
26.00
27.52%
28.43%
28.48%
29.13%
28.59%
'99
'00
'01
'02
'03

Sales % Increase
(Decrease)



5.00%
3.50
2.00
0.50
-1.00
-2.50
4.04%
(2.27%)
3.11%
(2.67%)
(0.53%)
'99
'00
'01
'02
'03

Selling, General and
Administrative Expenses
as a % to Sales



25%
24
23
22
21
20
19
18
23.07%
23.79%
23.85%
24.13%
24.90%
'99
'00
'01
'02
'03

Earnings from
Continuing Operations
(dollars in millions)



$900
800
700
600
500
400
300
200
$395
$744
$496
$865
$556
'99
'00
'01
'02
'03

- Certain reclassifications have been made in prior years to conform to classifications used in the current year.
- *Excluding the food stores in the Southern California Division during the labor dispute in that market, it is estimated that sales would have been over $800 million higher in 2003.*

Income Statement

Operating Margin
(percent)

5.00% | 4.50 | 4.00 | 3.50 | 3.00 | 2.50 | 2.00

'99 3.26% | '00 4.57% | '01 3.54% | '02 5.10% | '03 3.72%

Earnings From Continuing Operations as a % to Sales

3.00% | 2.50 | 2.00 | 1.50 | 1.00 | 0.50 | 0.00

'99 1.09% | '00 2.10% | '01 1.36% | '02 2.43% | '03 1.57%



Net Earnings
(dollars in millions)
$900
800
700
600
500
400
300
200
$404
$765
$501
$485
$556
'99
'00
'01
'02
'03



Net Earnings
as a % to Sales
3.00%
2.50
2.00
1.50
1.00
0.50
0.00
1.11%
2.15%
1.38%
1.36%
1.57%
'99
'00
'01
'02
'03



Net Earnings Per Share
– Diluted
(dollars)
$2.50
2.00
1.50
1.00
0.50
0.00
$0.95
$1.83
$1.23
$1.22
$1.51
'99
'00
'01
'02
'03

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Balance Sheet

Total Assets
(dollars in billions)

$17.5, 15.0, 12.5, 10.0, 7.5, 5.0, 2.5, 0.0

$15.7 $16.1 $16.0 $15.2 $15.4

'99 '00 '01 '02 '03

Return on Average Assets
(percent)


6.0%
5.0
4.0
3.0
2.0
1.0
0.0
2.6%
4.8%
3.1%
3.1%
3.6%
'99
'00
'01
'02
'03

Stockholder's Equity
(dollars in billions)


6.0
5.0
4.0
3.0
2.0
1.0
0.0
$5.7
$5.7
$5.9
$5.2
$5.4
'99
'00
'01
'02
'03

Return on Average Stockholder's Equity
(percent)


20.0%
15.0
10.0
5.0
0.0
7.2%
13.4%
8.6%
8.7%
10.5%
'99
'00
'01
'02
'03

- *Certain reclassifications have been made in prior years to conform to classifications used in the current year.*
- Balance sheet amounts are as of the fiscal year end.

Balance Sheet



Total Debt**
(dollars in billions)
$6.0
5.0
4.0
3.0
2.0
1.0
0.0
$5.6
$6.0
$5.5
$5.4
$5.3
'99
'00
'01
'02
'03



Total Capital*
(dollars in billions)
$12.0
10.0
8.0
6.0
4.0
2.0
0.0
$11.3
$11.7
$11.4
$10.6
$10.7
'99
'00
'01
'02
'03



Total Debt to
Stockholder's Equity Ratio
110.0%
100.0
90.0
80.0
70.0
60.0
50.0
98.7%
105.8%
92.5%
103.4%
98.9%
'99
'00
'01
'02
'03

* See reconciliations in footnotes on page 35

** Total Debt includes capital lease obligations.

Cash Flow and Dividends

EBITDA*
(dollars in billions)


$3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$2.1
$2.6
$2.2
$2.3
$2.3
'99
'00
'01
'02
'03

Net Cash Provided by Operating Activites
(dollars in billions)


$2.5
2.0
1.5
1.0
0.5
0.0
$1.4
$1.8
$2.0
$2.1
$1.5
'99
'00
'01
'02
'03

Annual Dividends Per Share
(dollars)


$0.80
0.75
0.70
0.65
0.60
0.55
0.50
$0.72
$0.76
$0.76
$0.76
$0.76
'99
'00
'01
'02
'03

Cash Dividends Declared
(dollars in millions)


$320
300
280
260
240
220
200
$298
$317
$309
$300
$279
'99
'00
'01
'02
'03

* See reconciliation of EBITDA in footnotes on page 35.

Three-Year Quarterly Statistics

(dollars in millions except per share amounts)

	First	Second	Third	Fourth
SALES				
2003*	$ 8,937	$ 9,053	$ 8,796	$ 8,650
2002	8,921	8,941	8,657	9,107
2001	8,994	9,235	9,036	9,340
SALES INCREASE (DECREASE) OVER PRIOR YEAR				
2003	0.18%	1.26%	1.60%	(5.02)%
2002	(0.81)	(3.18)	(4.19)	(2.49)
2001	3.34	3.74	4.10	1.35
OPERATING MARGIN				
2003	4.26%	4.08%	2.90%	3.63%
2002	5.46	5.81	4.44	4.67
2001	4.79	(1.56)	4.62	6.33
EARNINGS FROM CONTINUING OPERATIONS				
2003	$ 172	$ 162	$ 92	$ 130
2002	232	244	190	199
2001	184	(154)	177	289
EARNINGS FROM CONTINUING OPERATIONS AS % TO SALES				
2003	1.92%	1.80%	1.04%	1.50%
2002	2.59	2.72	2.19	2.20
2001	2.05	(1.68)	1.96	3.11
NET EARNINGS				
2003	$ 172	$ 162	$ 92	$ 130
2002	(165)	257	188	205
2001	186	(151)	176	290
NET EARNINGS PERCENT TO SALES				
2003	1.92%	1.80%	1.04%	1.50%
2002	(1.85)	2.87	2.17	2.26
2001	2.04	(1.64)	1.95	3.12
EARNINGS PER SHARE - DILUTED				
2003	$ 0.47	$ 0.44	$ 0.25	$ 0.35
2002	(0.40)	0.63	0.47	0.54
2001	0.46	(0.37)	0.43	0.71
LIFO CHARGES (CREDITS) BEFORE INCOME TAXES				
2003	4	4	4	(25)
2002	5	5	0	(12)
2001	7	7	8	(21)

- Due to rounding and different periods used to compute weighted average outstanding shares, the sum of the quarterly Earnings Per Share – Diluted may not equal the annual Earnings Per Share – Diluted.
- *Year refers to the calendar year in which fiscal year commences.*
- Certain reclassifications have been made in prior years to conform to classifications used in the current year.
- * *Excluding the food stores in the Southern California Division during the labor dispute in that market, it is estimated that sales would have been over $800 million higher in 2003.*

Five-Year Annual Statistics

(dollars in millions except per share amounts)

YEAR	SALES	% INCREASE (DECREASE)	COMPARABLE 52/53 WEEK % INCREASE	GROSS PROFIT	GROSS MARGIN	S.G.&A. EXPENSES	S.G.&A. EXPENSES % TO SALES
2003	$ 35,436*	(0.53)%		$ 10,130	28.59	$ 8,822	24.90
2002	35,626	(2.67)		10,378	29.13	8,598	24.13
2001	36,605	3.11		10,426	28.48	8,731	23.85
2000	35,501	(2.27)	3.80%	10,092	28.43	8,444	23.79
1999	36,326	4.04	5.40	9,996	27.52	8,382	23.07

YEAR	OPERATING PROFIT	OPERATING MARGIN	EARNINGS BEFORE INCOME TAXES	INCOME TAX EXPENSE	EFFECTIVE TAX RATE	NET EARNINGS	NET EARNINGS % TO SALES
2003	$ 1,318	3.72	$ 906	$ 350	38.63%	$ 556	1.57%
2002	1,817	5.10	1,405	540	38.43	485	1.36
2001	1,296	3.54	863	367	42.53	501	1.38
2000	1,624	4.57	1,243	497	39.98	765	2.15
1999	1,181	3.26	846	451	53.31	404	1.11

YEAR	NET EARNINGS % INCREASE (DECREASE)	DEPRECIATION & AMORTIZATION	GOODWILL AMORTIZATION	RENT EXPENSE	INTEREST EXPENSE DEBT	INTEREST EXPENSE CAPITALIZED LEASES	LIFO CHARGE (CREDIT) BEFORE INCOME TAXES
2003	14.6%	$ 969	$ 0	$ 320	$ 374	$ 36	($13)
2002	(3.2)	943	0	323	377	35	($2)
2001	(34.5)	913	56	309	401	30	1
2000	89.4	944	57	302	366	27	(23)
1999	(49.6)	853	58	301	320	27	30

- Fiscal 1999 was a 53-week year.
- Year refers to the calendar year in which fiscal year commences.
- Certain reclassifications have been made in prior years to conform to classifications used in the current year.

* *Excluding the food stores in the Southern California Division during the labor dispute in that market, it is estimated that sales would have been over $800 million higher in 2003.*

Five-Year Annual Statistics (cont.)

(dollars in millions except per share amounts)

YEAR	EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION (FIFO BASIS)	EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION % TO SALES (FIFO BASIS)	CURRENT ASSETS	CURRENT LIABILITIES	WORKING CAPITAL*	LAND, BUILDINGS & EQUIPMENT, NET	TOTAL ASSETS
2003	$ 2,271	6.41%	$ 4,419	$ 3,685	734	$ 9,145	$ 15,394
2002	2,279	6.40	4,268	3,448	820	9,029	15,211
2001	2,212	6.04	4,623	3,596	1,027	9,282	15,981
2000	2,573	7.25	4,358	3,411	947	9,558	16,094
1999	2,106	5.80	4,591	4,069	522	8,911	15,719

YEAR	INVENTORIES (LIFO)	CAPITAL EXPENDITURES (INCLUDING CAPITAL LEASES)	CURRENT & LONG-TERM DEBT	CURRENT & LONG-TERM CAPITALIZED LEASE OBLIGATIONS	STOCKHOLDERS' EQUITY	SHARES OUTSTANDING (NET OF TREASURY) (IN MILLIONS)	EARNINGS PER SHARE – BASIC
2003	3,035	$ 1,156	4,958	366	5,381	368	$ 1.51
2002	2,973	1,434	5,055	321	5,197	372	1.22
2001	3,196	1,534	5,183	290	5,915	407	1.23
2000	3,364	1,833	5,777	247	5,694	405	1.83
1999	3,481	1,868	5,423	206	5,702	424	0.96

YEAR	EARNINGS PER SHARE – DILUTED	CASH DIVIDENDS PER SHARE**	CASH DIVIDENDS DECLARED**	PRICE RANGE OF STOCK (NYSE)	FISCAL YEAR END STOCK PRICE	FISCAL YEAR END P/E RATIO	NUMBER OF STORES
2003	$ 1.51	$ 0.76	$ 279	24.19 - 17.76	24.14	16.0	2,305
2002	1.22	0.76	306	35.49 - 18.85	20.92	17.2	2,287
2001	1.23	0.76	309	36.99 - 27.00	28.75	23.4	2,421
2000	1.83	0.76	315	39.25 - 20.06	28.63	15.6	2,512
1999	0.95	0.72	298	61.94 - 29.00	30.00	31.7	2,492

* Working Capital equals Current Assets minus Current Liabilities.

** Prior to the merger with Albertsons on June 23, 1999, American Stores Company did not pay a dividend.

Footnotes

(dollars in millions)

Total Debt Reconciliation	1999	2000	2001	2002	2003
Current Capital Lease Obligations	19	20	14	14	14
Long Term Capital Lease Obligations	187	227	276	307	352
Current & Long Term Capital Lease Obligations	**206**	**247**	**290**	**321**	**366**
Current Debt	620	62	123	105	506
Long Term Debt	4,803	5,715	5,060	4,950	4,452
Current & Long Term Debt	**5,423**	**5,777**	**5,183**	**5,055**	**4,958**
Current & Long Term Capital Lease Obligations	206	247	290	321	366
Current & Long Term Debt	5,423	5,777	5,183	5,055	4,958
Total Long Term Debt	**5,629**	**6,024**	**5,473**	**5,376**	**5,324**

Total Capital Reconciliation	1999	2000	2001	2002	2003
Total Debt	5,629	6,024	5,473	5,376	5,324
Total Stockholders' Equity	5,702	5,694	5,915	5,197	5,381
Total Capital	**11,331**	**11,718**	**11,388**	**10,573**	**10,705**

EBITDA Reconciliation	1999	2000	2001	2002	2003
Sales	$36,326	$35,501	$36,605	$35,626	$35,436
Net Earnings	404	765	501	485	556
Income Taxes	472	509	372	457	350
Interest Expense, Net	347	378	425	396	409
Depreciation & Amortization	853	944	913	943	969
EBITDA without adjustments for LIFO	2,076	2,596	2,211	2,281	2,284
% to Sales	5.71%	7.31%	6.04%	6.40%	6.45%
LIFO	30	(23)	1	(2)	(13)
EBITDA adjusted for FIFO	**2,106**	**2,573**	**2,212**	**2,279**	**2,271**
% to Sales	5.80%	7.25%	6.04%	6.40%	6.41%

Forward-Looking Information

Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

All statements other than statements of historical fact contained in this and other documents disseminated by the Company, including statements regarding the Company's expected financial performance, are forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. In reviewing such information about the future performance of the Company, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information since predictions regarding future results of operations and other future events are subject to inherent uncertainties. These statements may relate to, among other things: statements of expectation regarding the results of operations had the labor dispute in southern California not occurred; investing to increase sales; changes in cash flow; increases in general liability costs, workers' compensation costs and employee benefit costs; attainment of cost reduction goals; impacts of the southern California labor dispute; impacts of the completion of the acquisition of Shaw's; achieving sales increases and increases in comparable and identical sales; opening and remodeling stores; and the Company's five strategic imperatives. These statements are indicated by words or phrases such as "expects," "plans," "believes," "estimate," and "goal". In reviewing such information about the future performance of the Company, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information.

Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in consumer spending; actions taken by new or existing competitors (including nontraditional competitors), particularly those intended to improve their market share (such as pricing and promotional activities); labor negotiations; adverse determinations with respect to litigation or other claims (including environmental matters); employee benefit costs; the Company's ability to recruit, retain and develop employees; the Company's ability to develop new stores or complete remodels as rapidly as planned; the Company's ability to implement new technology successfully; stability of product costs; the Company's ability to integrate the operations of acquired or merged companies, including Shaw's; the Company's ability to execute its restructuring plans; the Company's ability to achieve its five strategic imperatives; and other factors affecting the Company's business in or beyond the Company's control. These other factors include changes in the rate of inflation; changes in state or federal legislation or regulation; the cost and stability of energy sources; changes in the general economy; and changes in interest rates.

Other factors and assumptions not identified above could also cause the actual results to differ materially from those projected or suggested in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in predictions, assumptions, estimates or changes in other factors affecting such forward-looking information.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 609
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
DEPUTY GENERAL COUNSEL

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

March 10, 2005

BY E-MAIL and EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Albertson's, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 3, 2005 letter submitted to the Securities and Exchange Commission (the "Commission") by John R. Sims, General Counsel for Albertson's, Inc. ("Albertson's" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the February 3, 2005 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

Following its "Whereas" Clause, which states that a founding principle of this country's capital markets is the disclosure of key information, the Proposal discusses the growing interest of both private and professional investors in sustainability issues – companies' social and environmental practices and the belief that those practices impact shareholder value. The Proposal explains that, according to the Dow Jones Sustainability Group, "sustainability" includes:

> Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns.

The Proposal's "Resolved" clause states:

> **RESOLVED**: That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

II. DISCUSSION

The Company has challenged the Proposal on the following ground: Rule 14a-8(i)(10) (substantially implemented). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

The Proposal Is has Not Been Substantially Implemented

The Company argues that under Rule 14a-8(i)(10), it has "substantially implemented" the Funds' Proposal calling for a sustainability report, mainly because Albertson's annually puts out its "Company Profile," which describes various highlights of the Company's activities. But while the Proposal does give the Company latitude "to disclose its social, environmental and economic performance to the public by issuing annual sustainability reports," a request to disclose the Company's actual performance in those areas cannot be substantially implemented by listing selected achievements.

The Corporate Profile simply does not report the Company's social and environmental performance. A look at the specific sections of the Profile that the Company references (Company letter at pp. 3-5) instead reveals mostly self-praise, a lack of data that shareholders could use to evaluate social or environmental performance, and no objective analysis, let alone self-criticism. Some of the Company's highlighted achievements may be worthy of mention in a sustainability report; it is another thing entirely to claim that standing alone, they <u>are</u> a sustainability report. In particular:

- The section "Energizing Our Associates: Employing and Energizing a Diverse Work Force," extols the Company's workplace diversity initiatives and worker benefits, but gives no facts as to: the composition of the workforce, composition of management, any changes in composition over time, or any results of efforts to recruit, train or promote minority candidates;-

any objective goals for workplace diversity; and how its initiatives are working, or whether there is any area of diversity or treatment of the workforce in which the Company is falling short or sees a need for improvement. There are no statistics of any kind.

- The section "Community Involvement" mentions charitable causes to which the Company donates, but nowhere states the total amount of its own cash the Company contributes, nor whether the amount of its donations has changed over time.

- The section "Environmental Affairs" mentions the Company's positive environmental initiatives, but quantifies little, and does not mention any aspect of its operations that may have any adverse environmental impact. Thus the Company states how much food, plastic, cardboard, metal and 'organics' it recycles, but does not mention: how much waste is not recycled, any measure of how much energy it consumes, any measure of its emissions, any changes in those figures over time, any adverse land use impacts; any objective goals for environmental performance; or any respect at all in which its environmental performance falls short of its goals or could stand improvements (other than such statements as "...Albertsons anticipates many future sustainable packaging improvements"). Other than the amounts recycled, there are no statistics.

- The section "Making Life Easier" mentions the products the Company sells and how it markets them to different groups, but gives no information on whether it purchases from suppliers who conduct their farming, livestock, fishing, processing or manufacturing businesses in a sustainable manner.

In sum, while the Proposal allows the Company to decide how to report its social and environmental performance, shareholders must in any event be given enough information about that performance to assess for themselves how well the Company is doing in those areas. The selected sunny highlights in the Company Profile, with limited objective data, no historical data at all, and no analysis, do not give shareholders that information. As the Company Profile, therefore, simply does not match up to even a very flexible notion of the sustainability report the Proposal calls for, it does not meet the Proposal's "essential objectives" under the decisions the Company cites. *Cf.* Company letter at p. 2.

Accordingly, under the standards set by the Staff's recent decisions under Rule 14a-8(i)(10), on substantial implementation of proposals calling for preparation of reports, the Company has not substantially implemented the Proposal. *See, e.g., Dow Chemical Co.* (Feb. 23, 2005) (rejecting company argument that a company's posting on its website of some incomplete information about its chemical products substantially implemented a proposal calling for a report on various aspects of testing, marketing and regulation of those chemicals); *Wendy's International, Inc.* (Feb. 8, 2005) (rejecting company argument that posting various statements and guidelines on company website substantially implemented a proposal for report on method of animal slaughter); *Burlington Resources, Inc.* (Feb. 4, 2005) (rejecting company argument that a forward-looking initiative to create a future report substantially implemented a sustainability proposal); *Exxon Mobil Corp.* (March 19, 2004) (rejecting company argument that its 21-page report on global warming substantially implemented a proposal calling for release of all research data relevant to the company's stated position on the science of climate change); and *Anadarko Petroleum Corp.* (Feb. 4, 2004) (rejecting company argument that disclosures in its annual report and on its website about environmental risks and environmental principles substantially implemented a proposal for a report on how the company was responding to pressures to reduce greenhouse gas emissions). There is no substitute for a full report on the subjects a proposal specifies.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Richard Simon

Cc: John R. Sims, Esq.
General Counsel
Albertson's, Inc.
250 ParkCenter Boulevard
Boise, ID 83726

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 1, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ConocoPhillips

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by The Domestic and Foreign Missionary Society of the Episcopal Church, The Church Pension Group, Bon Secours Health System, Inc. and the School Sisters of Notre Dame (which are hereinafter referred to collectively as the "Proponents"), each of which is the beneficial owner of shares of common stock of ConocoPhillips (hereinafter referred to either as "Conoco" or the "Company"), and which have jointly submitted a shareholder proposal to Conoco, to respond to the letter dated December 22, 2005, sent to the Securities & Exchange Commission by Baker Botts LLP on behalf of the Company, in which Conoco contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(10) and 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Conoco's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to report on how it assures accountability for the environmental impact in each and every community in which it operates, and more specifically, (i) how it informs those communities of all emissions (ii) how it integrates community accountability into its Code of Conduct and business practices and (iii) how its operations affect the health of poor people in these communities.

Thus, the Proponents' shareholder proposal first introduces the general topic of accountability for environmental impacts on communities and then requests specific information on three specific aspects of this general topic.

RULE 14a-8(i)(10)

The Proponents applaud the Company for the admirable "Sustainability Development Report" (the "Company Report") that it has prepared. However, nothing in that report speaks to the three specific aspects of the general topic raised by the Proponents' shareholder proposal. Indeed, a careful perusal of the Company's no-action request letter (the "Company's letter") reveals that it is unable to cite even one item (other than general platitudes) in that report that is directly responsive to the Proponents' shareholder proposal request. The shareholder proposal requests a report on how the Company ensures its accountability for its environmental impacts on each of the "communities where it operates". The shareholder proposal then specifies what it means by environmental accountability by calling for information on three specific aspects of the general problem.. There is not one scintilla of information regarding either (i) availability to the communities where it operates of environmental specific to that community or (ii) impacts on the health of the poor. Instead of providing data on these three very specific matters, the Company's letter expends extensive verbiage on describing the introductory letter from the CEO and the general content of each of the seven sections of the Company Report. The Company's letter then focuses on three Sections of the Company Report in an attempt to claim that the proposal is moot because it has provided platitudes that fit general rubrics such as "accountability".

The first such section is labeled "Accountability", and the Company's mootness argument rests on three short sentences that consist entirely of generalities. The first states that senior management has the "ultimate responsibility" for, *inter alia*, "assisting the business with implementation of sustainability issues". Although this sentence makes no reference to (i) how it informs communities of its emissions or (ii) how it integrates community accountability into its business practices and Code of Conduct or (iii) the impact on poor people of the company's operations, the Company's letter asserts that this one sentence moots the proponents' request for a report on "how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates." We think that it is self-evident that it does not. The second sentence in this Accountability section that the Company relies upon states that Conoco's standards and guidelines require that "any new business venture identify health, safety, environmental, and social risks, in addition to technical, commercial and political restraints". We note that identification of environmental risks, along with a laundry lists of other risks, is a wholly internal matter for the Company and is unrelated to the Proponents' request (item (i)) that actual emission data be made available to the community. Since the sentence deals with none of the three specific items in the shareholder proposal, it cannot possibly moot that proposal. Finally the Company points to a third sentence which states, in its entirety, that "The company's major projects and business unit facilities engage with communities in a variety of ways, including consultations on specific projects, regular public forums [sic] and ongoing conversations." Although this is a baby step in the direction of describing accountability and integration of accountability, we note that in addition to being a non-specific platitude that by its terms it is clear that the Company does not apply this standard in each community where it operates (only to "major [new?] projects" and "unit facilities"). We therefore do not believe that by this one sentence that the Company has reported on how it "ensures accountability . . . in all communities where it operates" or how it "integrates community environmental accountability into . . . its ongoing business practices", to say nothing of its Code of Conduct. And, of course, this sentence deals not at all with the other two [(i) and (iii)] specific requests in the shareholder proposal.

The Company points to a second section of the Company Report entitled "Social Performance" in an attempt to moot the Proponents' shareholder proposal specific request (ii) which requests information on the integration by the Company of environmental accountability into its business practices and Code of Conduct. However, that section of the Company Report, despite the fact that it goes on for nine pages, fails to even remotely discuss *environmental accountability to* the *communities* in which the Company operates. Indeed, the Company apparently is unable to quote any specific sentence that is responsive to the Proponents' concerns. Instead, the Company's letter refers to the Code of Conduct as setting forth the Company's position on, among many topics such as observing the law, "maintaining safety and health" (with no citation to the Code itself). The only additional argument made by the Company on this topic is a reference to the subsection entitled "Relationships with the Community" which, according to the Company's letter, discusses "cooperation with indigenous communities, community investment, and community input on the Company's projects". How far removed this subsection is from the Proponents' request is illustrated by the fact that the so-called "community input" deals not with environmental accountability but rather with deciding who will be the grantees of the Company's charitable contributions! Indeed, the entire subsection of the Company Report devoted to "community investment" deals solely with charitable contributions. No wonder there are no quotations in this portion of the Company's letter since these topics are wholly unrelated to the Proponents' request concerning environmental accountability to the communities where it operates. Even the subsection entitled "Indigenous communities" says nothing whatsoever about environmental accountability to such communities. On the contrary, it deals with the problems of oil exploration in countries like Cameroon, not with impacts, like cancer, on the poor living near the Company's refineries in Louisiana.

Finally, the Company turns to the "Health, Safety & Environmental Performance" portion of the Company Report. Based on the title, one might hope for real disclosure of information relevant to the shareholder's request, especially part (iii) thereof, pertaining to impacts on the health of the poor in communities where Conoco operates. In that hope, we are sorely disappointed. The best that the Company's letter can come up with are the platitudes that the Company "is committed to protecting the health and safety of everyone" with whom the Company has contact and that it conducts its business "with respect and care for the environment". We submit that such platitudes do not moot any aspect of the Proponents' shareholder proposal and most certainly do not moot a request for information on the negative impacts on the health of poor people.

In summary, the Proponents' shareholder proposal makes requests for three specific types of information. Even the Company's platitudes and generalities make absolutely no reference to the information requested in parts (i) and (iii) of the proposal. As for item (ii), the Company Report provides only one or two general platitudes.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(10).

RULE 14a-8(i)(11)

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, they each intended to all be co-sponsors of the proposal submitted by the Domestic and Foreign Missionary Society of the Episcopal Church (the "Episcopal Church") and not to be independent sponsors of four separate proposals.

Only one proposal, co-sponsored by four institutions, has been submitted to the Company. This is evident from the various letters that were sent to the Company by the Proponents. The "primary filer" is the Episcopal Church and its letter to the Company designates Harry Van Buren, its own Staff Consultant on Social Responsibility in Investments, as its contact person. The letter from the Church Pension Group, which identifies itself as an agency of the Episcopal Church, explicitly states that it "hereby co-files with the Episcopal Church the attached shareholder proposal" and also designates Harry Van Buren as its contact person. The letter from the School Sisters of Notre Dame (the "School Sisters") explicitly states that it is their intension "to co-file this shareholder proposal with the Domestic and Foreign Missionary Society of the Episcopal Church" and designates Harry Van Buren as the contact person on behalf of the School Sisters. Finally, the letter from Bon Secours Health System, Inc ("Bon Secours") explicitly states that it is "co-filing this resolution" and makes further explicit reference both to the Episcopal Church and to Harry Van Buren. In addition both Bon Secours and the School Sisters states that a "representative of the filers [N.B. plural] will attend the 2006 stockholders meeting". Thus, each and every one of the three co-sponsors of the shareholder proposal make explicit reference to the fact that they are co-filers of the shareholder proposal with the Episcopal Church and each of them makes specific reference to Harry Van Buren of the Episcopal Church as representing them in any negotiations with the Company.

It is therefore factually apparent that only one shareholder proposal has been submitted to Conoco, which shareholder proposal is co-sponsored by four separate institutions. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all four co-sponsors as sponsors of the proposal. The Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H. (June 28, 2005); *Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).*

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Tull R. Florey
Proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated December 22, 2005

The proposal requests the board to prepare a report to shareholders on how the company ensures that it is accountable for its environmental impacts in all of the communities where it operates.

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe ConocoPhillips may omit the proposal under rule 14a-8(i)(10).

We are unable to concur in your view that ConocoPhillips may exclude the proposals under rule 14a-8(i)(11). It appears to us that the School Sisters of Notre Dame, the Church Pension Fund and Bon Secours Health System, Inc., have indicated their intention to co-sponsor the proposal submitted by the Domestic Foreign Missionary Society of the Episcopal Church. Of course, as provided by rule 14a-8(l)(1), ConocoPhillips need not identify the proponents in its proxy materials.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser